As filed with the Securities and Exchange Commission on February 3, 2005
Registration No. 333-119788

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

American Reprographics Company

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7334	20-1700361
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

700 North Central Avenue, Suite 550

Glendale, California 91203
(818) 500-0225
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Sathiyamurthy Chandramohan

Chief Executive Officer
American Reprographics Company
700 North Central Avenue, Suite 550
Glendale, California 91203
(818) 500-0225
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Teresa V. Pahl	Brett E. Cooper	Frank H. Golay, Jr.
Hanson, Bridgett, Marcus,	Orrick, Herrington & Sutcliffe LLP	Sullivan & Cromwell LLP
Vlahos & Rudy, LLP	The Orrick Building	1888 Century Park East
333 Market Street, Suite 2100	405 Howard Street	Los Angeles, California 90067
San Francisco, California 94105	San Francisco, California 94105	(310) 712-6600
(415) 777-3200	(415) 773-5700

      Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Proposed
		Proposed	Maximum
		Maximum	Aggregate	Amount of
Title of Each Class of	Amount to be	Offering	Offering	Registration
Securities to be Registered	Registered	Price Per Unit	Price(1)(2)	Fee

Common Stock, $.001 par value per share	15,352,500	$16.00	$245,640,000	$30,982(3)

(1)	Includes shares to be sold upon exercise of the underwriters’ over-allotment option.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3)	Previously paid.

      The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated February 3, 2005.

13,350,000 Shares

Common Stock

       This is an initial public offering of shares of common stock of American Reprographics Company (“ARC”).

       ARC is offering 7,666,667 of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 5,683,333 shares. ARC will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

       Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price will be between $14.00 and $16.00 per share. ARC’s common stock has been approved for listing on the New York Stock Exchange under the symbol “ARP”.

       See “Risk Factors” beginning on page 12 to read about factors you should consider before buying shares of the common stock.

       Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to ARC	$	$
Proceeds, before expenses, to the selling stockholders	$	$

       To the extent the underwriters sell more than 13,350,000 shares of common stock, the underwriters have the option to purchase up to an additional 2,002,500 shares of common stock from the selling stockholders at the initial public offering price less the underwriting discount.

       The underwriters expect to deliver the shares against payment in New York, New York on                     2005.

Goldman, Sachs & Co.	JPMorgan
Credit Suisse First Boston

Robert W. Baird & Co.	CIBC World Markets

Prospectus dated                     2005.

PROSPECTUS SUMMARY

       This summary highlights only selected information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including “Risk Factors,” “Forward-Looking Statements,” and the consolidated financial statements and related notes.

Our Company

       We are the leading reprographics company in the United States providing business-to-business document management services to the architectural, engineering and construction industry, or AEC industry. We also provide these services to companies in non-AEC industries, such as technology, financial services, retail, entertainment, and food and hospitality that also require sophisticated document management services. We provide our core services through our suite of reprographics technology products, a network of 177 locally branded reprographics service centers in 135 cities, and more than 1,760 facilities management programs at our customers’ locations throughout the country. Our service centers are arranged in a hub and satellite structure and are digitally connected as a cohesive network, allowing us to provide our services both locally and nationally. We service more than 65,000 active customers and employ over 3,450 people, including a sales force of approximately 270 employees. In terms of revenue, number of service facilities and number of customers, we believe we are the largest company in our industry, operating in more than eight times as many cities and with more than five times the number of service facilities as our next largest competitor.

       Reprographics services typically encompass the management and reproduction of construction documents or other graphics-related material and the corresponding finishing and distribution services. We provide these business-to-business services to our customers in three major categories: document management, document distribution and logistics, and print-on-demand. We also sell reprographics equipment and supplies to complement these offerings. We also serve other independent reprographers by licensing our suite of reprographics technology products, including our flagship internet-based application, PlanWell. In addition, we operate PEiR (Profit and Education in Reprographics), a privately held trade organization through which we charge membership fees and provide purchasing, technology and educational benefits to other reprographers, while promoting our reprographics technology as the industry standard.

       For the year ended December 31, 2003, our net sales were $416.0 million, our income from operations was $61.0 million, and our net income was $3.6 million. For the nine months ended September 30, 2004, our net sales were $336.3 million, our income from operations was $56.9 million, and our net income was $25.5 million. For the nine months ended September 30, 2004, we believe that the AEC market accounted for approximately 80% of our net sales, with the remaining 20% consisting of sales to non-AEC markets.

Industry Overview

       According to the International Reprographics Association, or IRgA, and other industry sources, the reprographics industry in the United States is estimated to be approximately $5 billion in size. The IRgA indicates that the reprographics industry is highly fragmented, consisting of approximately 3,000 firms with average annual sales of approximately $1.5 million and 20 to 25 employees. Since construction documents are the primary medium of communication for the AEC industry, demand for reprographics services in the AEC market is closely tied to the level of activity in the construction industry, which in turn is driven by macroeconomic trends such as GDP growth, interest rates, job creation, office vacancy rates, and tax revenues. According to FMI Corporation, or FMI, a consulting firm to the construction industry, construction industry spending in the United States for 2005 is estimated at $1.0 trillion, with expenditures divided between residential construction (55%) and commercial and public, or non-residential, construction (45%). The $5 billion reprographics industry is approximately 0.5% of the $1.0 trillion construction industry in the United States. Our AEC revenues are most closely correlated to the non-residential sectors of the construction industry, which sectors are the largest users of reprographics services. According to FMI, the non-residential sectors of the construction industry are projected to grow at an average of 5.4% per year over the next three years.

       Market opportunities for business-to-business document management services such as ours are rapidly expanding into non-AEC industries. For example, non-AEC customers are increasingly using large and small format color imaging for point-of-purchase displays, digital publishing, presentation materials, educational materials and marketing materials as these services have become more efficient and available on a short-run, on-demand basis through digital technology. As a result, we believe that our addressable market is substantially larger than the core AEC reprographics market. We believe that the growth of non-AEC industries is generally tied to growth in the U.S. gross domestic product, or GDP, which is projected to have grown 4.4% in 2004 and is projected to grow 3.7% in 2005 according to Wall Street’s consensus estimates.

Our Competitive Strengths

       We believe that our growth will be driven by our competitive strengths, which include the following:

•	Leading Market Position in Fragmented Industry. Our size and national footprint provide us with significant purchasing power, economies of scale, the ability to invest in industry leading technologies, and the resources to service large, national customers.

•	Leader in Technology and Innovation. We believe our PlanWell online planrooms are well positioned to become the industry standard for managing and procuring reprographics services within the AEC industry. In addition, we have developed other proprietary software applications that complement PlanWell and have enabled us to improve the efficiency of our services, add complementary services and increase our revenue.

•	Extensive National Footprint with Regional Expertise. Our national network of service centers maintains local customer relationships while benefiting from our centralized corporate functions and national scale. Our service facilities are organized as hub and satellite structures within individual markets, allowing us to balance production capacity and minimize capital expenditures through technology sharing among our service centers within each market. In addition, we serve our national and regional customers under a single contract through our Premier Accounts business unit, while offering centralized access to project specific services, billing, and tracking information.

•	Flexible Operating Model. By promoting regional decision making for marketing, pricing, and selling practices, we remain responsive to our customers while benefiting from the cost structure advantages of our centralized administrative functions. Our flexible operating model also allows us to capitalize on an improving business environment.

•	Consistent, Strong Cash Flow. Through management of our inventory and receivables and our low capital expenditure requirements, we have consistently generated strong cash flow from operations after capital expenditures regardless of industry and economic conditions.

•	Low Cost Operator. We believe we are one of the lowest cost operators in the reprographics industry, which we have accomplished by minimizing branch level expenses and capitalizing on our significant scale for purchasing efficiencies.

•	Experienced Management Team and Highly Trained Workforce. Our senior management team has an average of over 20 years of industry experience. We have also successfully retained approximately 93% of the managers of the 84 businesses we have acquired since 1997.

Our Business Strategy

       Our objective is to continue to strengthen our competitive position as the preferred provider of business-to-business document management, document distribution and logistics, and print-on-demand services. Our key strategies to accomplish this objective include:

•	Continue to Increase Our Market Penetration and Expand Our Nationwide Footprint. We intend to increase our existing presence in key U.S. markets while expanding into under-penetrated regions through our facilities management contracts, targeted branch openings, strategic acquisitions, and national accounts.

Õ	Facilities Management Contracts. We expect to capitalize on the continued trend of our customers to outsource their document management services, including their in-house operations, thus building our base of recurring revenue while increasing our presence in local markets.

Õ	Targeted Branch Openings. We seek to expand our geographic coverage, capture new customers and increase our market share by opening additional satellite branches at relatively low cost in regions near our established operations.

Õ	Strategic Acquisitions. Because our industry consists primarily of small, privately-held companies that serve only local markets, we believe that we can continue to grow our business by successfully acquiring additional reprographics companies at reasonable prices.

Õ	National Accounts. We will continue to pursue large customers that operate on regional and national levels through our Premier Accounts business unit, which offers a comprehensive suite of local reprographics services and centralized administrative functions to regional and national companies through our national network of reprographics service centers.

•	Promote PlanWell as the Industry Standard for Procuring Reprographics Services Online. Through continuing sales efforts and product enhancements, we plan to increase the market penetration of PlanWell and create a standardized, internet-based portal to manage, store, and retrieve documents. In order to achieve greater market share and build industry standardization, we will continue to license our PlanWell technology to other reprographics companies, including members of PEiR.

•	Expand Our Non-AEC and Ancillary Product and Service Offerings. By leveraging advances in digital production equipment and our expertise in providing highly customized, quick-turn services to the AEC industry, we will continue to actively pursue customers from non-AEC industries that require rapid production of educational and training materials, short-run publishing materials, and marketing materials.

In addition to expanding our non-AEC revenues, we continue to focus on creating new value-added services beyond traditional reprographics to offer all of our customers. We are actively engaged in services such as bid facilitation, print network management for offices and on-site production facilities, and on-demand color publishing. We seek to capitalize on our technological innovation to enhance our existing services and to create new reprographics technologies.

Corporate Reorganization

       Our predecessor, Ford Graphics, was founded in Los Angeles, California in 1960. We are currently organized as American Reprographics Holdings, L.L.C., a California limited liability company, or Holdings. We conduct our operations through our wholly-owned operating subsidiary, American Reprographics Company, L.L.C., a California limited liability company, or Opco, and its subsidiaries. Immediately prior to this offering, we will be reorganized as a Delaware corporation, American Reprographics Company. In this prospectus, unless the context indicates otherwise, “we,”

“us,” “American Reprographics,” “ARC,” “our company,” and similar terms refer to Holdings and its consolidated subsidiaries.

       Our principal executive offices are located at 700 North Central Avenue, Suite 550, Glendale, California 91203 and our telephone number at that address is (818) 500-0225. Our website address is www.e-arc.com. The information found on our website, however, is not a part of this prospectus.

The Offering

Common stock offered by us	7,666,667 shares

Common stock offered by the selling stockholders	5,683,333 shares

Total common stock offered	13,350,000 shares (30.4% of common stock to be outstanding after this offering)

Common stock to be outstanding after this offering	43,963,796 shares

Use of proceeds	We expect to use approximately $28.0 million of the net proceeds from this offering to repurchase our preferred equity (including accrued interest); approximately $50.7 million to repay a portion of our senior second priority secured term loan facility; and the balance of approximately $24.9 million to repay a portion of our senior first priority secured term loan facility. We will not receive any proceeds from the sale of shares by the selling stockholders.

Dividend policy	We do not anticipate paying any dividends on our common stock in the foreseeable future.

New York Stock Exchange symbol	“ARP”

Unless otherwise noted, the information in this prospectus, including the information above:

•	assumes our conversion from a California limited liability company to a Delaware corporation, which will occur prior to this offering;

•	assumes 35,487,511 shares of common stock outstanding at September 30, 2004;

•	excludes 1,712,915 shares of common stock subject to outstanding options at September 30, 2004 issued at a weighted average exercise price of $5.22 per share;

•	excludes 22,500 shares of common stock issued upon option exercises since September 30, 2004;

•	excludes 5,000,000 shares of common stock reserved for future issuance under our 2005 Stock Plan, and 750,000 shares of common stock reserved for future issuance under our 2005 Employee Stock Purchase Plan;

•	includes a net of 809,618 shares of common stock (assuming an initial public offering price of $15.00 per share) issuable upon the exercise of outstanding warrants at September 30, 2004 issued at an exercise price of $4.61 per share, which will be issued upon the closing of this offering in connection with our conversion to a Delaware corporation; and

•	assumes no exercise of the underwriters’ option to purchase additional shares.

Summary Historical and Unaudited Pro Forma Financial Data

       The summary historical and unaudited pro forma financial data presented below are derived from the audited financial statements of Holdings for the fiscal years ended December 31, 1999, 2000, 2001, 2002, and 2003, and for the nine-month period ended September 30, 2004, and the unaudited financial statements of Holdings for the nine-month period ended September 30, 2003. The summary historical financial data for the nine-month period ended September 30, 2003 is derived from unaudited interim financial statements which, in the opinion of management, include all normal, recurring adjustments necessary to state fairly the data included therein in accordance with generally accepted accounting principles, or GAAP, for interim financial information, except for pro forma data. Interim results are not necessarily indicative of the results to be expected for the entire fiscal year. The unaudited pro forma financial data set forth below give effect to our conversion to a Delaware corporation and the completion of this offering, as described in “Use of Proceeds.” The unaudited pro forma financial data are not necessarily indicative of our financial position or results of operations that might have occurred had the transactions they give effect to been completed as of the dates indicated and do not purport to represent what our financial position or results of operations might be for any future period or date. For additional information see “Capitalization,” “Selected Historical and Unaudited Pro Forma Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our audited financial statements and unaudited financial statements included elsewhere in this prospectus. The financial information for the years ended December 31, 2001, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004 have been restated as discussed in footnote 1 below.

			Restated(1)

						Nine Months Ended
	Fiscal Year Ended December 31,					September 30,

	1999	2000	2001	2002	2003	2003	2004

						(Unaudited)
	(Dollars in thousands)
Statement of Operations Data:
Reprographics services	$198,774	$287,995	$338,124	$324,402	$315,995	$242,507	$253,367
Facilities management	14,745	24,624	39,875	52,290	59,311	42,719	53,736
Equipment and supplies sales	10,317	38,480	42,702	42,232	40,654	31,112	29,195

Total net sales	223,836	351,099	420,701	418,924	415,960	316,338	336,298
Cost of sales	134,531	201,390	243,710	247,778	252,028	190,266	196,668

Gross profit	89,305	149,709	176,991	171,146	163,932	126,072	139,630
Selling, general and administrative expenses	53,730	89,371	104,004	103,305	101,252	76,127	81,434
Amortization of intangibles	2,823	3,966	5,801	1,498	1,709	1,269	1,267
Costs incurred in connection with the 2000 recapitalization	—	20,544	—	—	—	—	—
Write-off of intangible assets	—	—	3,438	—	—	—	—

Income from operations	32,752	35,828	63,748	66,343	60,971	48,676	56,929
Other income	638	713	304	541	1,024	1,080	574
Interest expense, net	(9,215)	(29,238)	(47,530)	(39,917)	(39,390)	(28,958)	(25,089)
Loss on early extinguishment of debt	—	(1,195)	—	—	(14,921)	—	—

Income before income tax provision	24,175	6,108	16,522	26,967	7,684	20,798	32,414
Income tax provision	4,068	4,784	5,787	6,267	4,131	4,220	6,940

Net income	20,107	1,324	10,735	20,700	3,553	16,578	25,474
Dividends and amortization of discount on preferred members’ equity	—	(2,158)	(3,107)	(3,291)	(1,730)	(1,730)	—

Net income (loss) attributable to common members	20,107	(834)	7,628	17,409	1,823	14,848	25,474
Unaudited pro forma incremental income tax provision(2)	5,304	2,618	2,574	6,211	673	5,180	7,714

Unaudited pro forma net income (loss) attributable to common members	$14,803	$(3,452)	$5,054	$11,198	$1,150	$9,668	$17,760

			Restated(1)

						Nine Months Ended
	Fiscal Year Ended December 31,					September 30,

	1999	2000	2001	2002	2003	2003	2004

		(In thousands, except per unit amounts)				(Unaudited)
Net income (loss) attributable to common members per common unit:
Basic	$0.82	$(0.02)	$0.21	$0.48	$0.05	$0.42	$0.72
Diluted	$0.82	$(0.02)	$0.21	$0.47	$0.05	$0.40	$0.68
Unaudited pro forma net income (loss) attributable to common members per common unit:
Basic	$0.60	$(0.10)	$0.14	$0.31	$0.03	$0.27	$0.50
Diluted	$0.60	$(0.10)	$0.14	$0.30	$0.03	$0.26	$0.47
Weighted average units:
Basic	24,571	35,308	36,629	36,406	35,480	35,478	35,488
Diluted	24,571	35,371	36,758	36,723	37,298	37,307	37,474

			Restated(1)

						Nine Months Ended
	Fiscal Year Ended December 31,					September 30,

	1999	2000	2001	2002	2003	2003	2004

						(Unaudited)
	(Dollars in thousands)
Other Financial Data:
EBIT(3)	$33,390	$35,346	$64,052	$66,884	$47,074	$49,756	$57,503
EBITDA(3)	$42,932	$50,288	$89,494	$86,062	$67,011	$64,975	$71,842
Adjusted EBITDA(3)	$42,932	$72,027	$89,494	$86,062	$81,932	$64,975	$71,842
Adjusted EBIT margin(3)	14.9%	16.3%	15.2%	16.0%	14.9%	15.7%	17.1%
Adjusted EBITDA margin(3)	19.2%	20.5%	21.3%	20.5%	19.7%	20.5%	21.4%
Depreciation and amortization(4)	$9,542	$14,942	$25,442	$19,178	$19,937	$15,219	$14,339
Capital expenditures, net	$3,877	$5,228	$8,659	$5,209	$4,992	$3,348	$4,772
Interest expense	$9,215	$29,238	$47,530	$39,917	$39,390	$28,958	$25,089

			Restated(1)

						As of September 30,
						2004,

							Pro
	As of December 31,						Forma
							As
	1999	2000	2001	2002	2003	Actual	Adjusted(5)

							(Unaudited)
	(Dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$15,814	$31,565	$29,110	$24,995	$17,315	$12,008	$2,911
Total assets	$204,464	$358,026	$372,583	$395,128	$374,716	$377,617	$366,935
Long-term obligations and mandatorily redeemable preferred and common membership units(6)(7)	$123,951	$359,746	$371,515	$378,102	$360,008	$347,700	$244,100
Total members’ equity (deficit)(8)	$32,422	$(80,479)	$(78,955)	$(61,082)	$(60,015)	$(38,299)	$71,465
Working capital	$15,379	$34,742	$24,338	$24,371	$16,809	$27,910	$18,813

(1)	The accompanying consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004 have been restated to properly record separately identifiable intangible assets including customer relationships and trade names apart from goodwill and reflect amortization expense of such intangible assets previously recorded as goodwill and not subject to amortization. In connection with our acquisition of businesses during the years ended December 31, 2001, 2002, and 2003, and the nine months ended September 30, 2004, we had previously recorded the entire excess purchase price over the fair value of net assets acquired to goodwill. However, we subsequently determined in accordance with provisions of SFAS 141, “Business Combinations,” that approximately $15.9 million of the excess purchase price from these acquisitions should have been allocated to other intangible assets at the respective acquisition dates and amortized over their estimated useful lives. See Note 1 to our consolidated financial statements for additional detail.

The restatement resulted in us recording other intangible assets during the periods ended December 31, 2002 and 2003 and September 30, 2004 consisting of customer relationships of $11.2 million, $615,000 and $484,000, and trade names of $1.4 million, $4,000 and $0, respectively, apart from goodwill at the respective acquisition dates. In addition, the restatement for the years ended December 31, 2001, 2002, and 2003 and the nine months ended September 30, 2003 and 2004 increased previously reported amortization expense by approximately $70,000, $1.3 million, $1.6 million, $1.2 million and $1.2 million, respectively.

The following table represents the effects of the restatement on previously reported balances for all periods presented:

	As Previously Reported			As Restated

	December 31,		September 30,	December 31,		September 30,
	2002	2003	2004	2002	2003	2004
Consolidated Balance Sheets

	(Dollars in thousands)
Goodwill	$242,134	$243,668	$245,999	$228,144	$229,059	$230,639
Other intangible assets	$—	$—	$—	$13,737	$12,647	$11,864
Other assets	$2,030	$2,043	$1,689	$1,734	$1,878	$1,593
Total assets	$395,677	$376,843	$381,209	$395,128	$374,716	$377,617
Accumulated earnings	$54,667	$59,608	$86,994	$53,369	$56,922	$82,396
Total members’ deficit	$(59,784)	$(57,329)	$(33,861)	$(61,082)	$(60,015)	$(38,299)

	As Previously Reported					As Restated

				Nine Months					Nine Months
	Year Ended			Ended		Year Ended			Ended
	December 31,			September 30,		December 31,			September 30,
Consolidated Statements	2001	2002	2003	2003	2004	2001	2002	2003	2003	2004
of Operations

	(Dollars in thousands, except per unit amounts)
Amortization of intangibles	$5,731	$218	$131	$99	$69	$5,801	$1,498	$1,709	$1,269	$1,267
Income from operations	$63,818	$67,623	$62,549	$49,846	$58,394	$63,748	$66,343	$60,971	$48,676	$56,929
Income before income tax provision	$16,592	$28,247	$9,262	$21,968	$34,462	$16,522	$26,967	$7,684	$20,798	$32,414
Income tax provision	$5,802	$6,304	$4,321	$4,417	$7,076	$5,787	$6,267	$4,131	$4,220	$6,940
Net income	$10,790	$21,943	$4,941	$17,551	$27,386	$10,735	$20,700	$3,553	$16,578	$25,474
Net income attributable to common members	$7,683	$18,652	$3,211	$15,821	$27,386	$7,628	$17,409	$1,823	$14,848	$25,474
Net income attributable to common members per common unit
Basic	$0.21	$0.51	$0.09	$0.45	$0.77	$0.21	$0.48	$0.05	$0.42	$0.72
Diluted	$0.21	$0.51	$0.09	$0.42	$0.73	$0.21	$0.47	$0.05	$0.40	$0.68
Unaudited pro forma net income attributable to common members	$5,061	$12,377	$1,804	$10,253	$19,011	$5,054	$11,198	$1,150	$9,668	$17,760
Unaudited pro forma net income attributable to common members per common unit:
Basic	$0.14	$0.34	$0.05	$0.29	$0.54	$0.14	$0.31	$0.03	$0.27	$0.50
Diluted	$0.14	$0.34	$0.05	$0.27	$0.51	$0.14	$0.30	$0.03	$0.26	$0.47

(2)	Until our reorganization, which will be effective prior to the closing of this offering, a substantial portion of our business will continue to operate as a limited liability company, or LLC, and taxed as a partnership. As a result, the members of the LLC pay the income taxes on the earnings. The unaudited pro forma incremental income tax provision amounts reflected in the table above were calculated as if our reorganization became effective on January 1, 1999.

(3)	Non-GAAP Measures.

EBIT, EBITDA and Adjusted EBITDA (and related ratios presented in this prospectus) are supplemental measures of our performance that are not required by, or presented in accordance with GAAP. These measures are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income, income from operations, or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating, investing or financing activities as a measure of liquidity.

EBIT is a non-GAAP measure that represents earnings before interest expense and income taxes. EBITDA is a non-GAAP measure that represents earnings before interest expense, income taxes, depreciation, and amortization. Adjusted

EBITDA represents EBITDA adjusted to exclude the impact of costs incurred in connection with our recapitalization in 2000 and loss on early extinguishment of debt. Adjusted EBIT margin is a non-GAAP measure that is calculated by subtracting depreciation and amortization from adjusted EBITDA and dividing the result by net sales. Adjusted EBITDA margin is a non-GAAP measure that is calculated by dividing adjusted EBITDA by net sales.

We calculate Adjusted EBITDA by adjusting EBITDA to eliminate the impact of a number of items we do not consider indicative of our ongoing operations and for the other reasons noted below. You are encouraged to evaluate each adjustment and whether you consider it appropriate. In addition, in evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in the presentation of Adjusted EBITDA. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We present EBIT, EBITDA and Adjusted EBITDA (and related ratios presented in this prospectus) because we consider them important supplemental measures of our performance and liquidity and believe that such measures are meaningful to investors for the reasons discussed below.

We use EBIT as a metric to measure and compare the performance of our divisions. We operate our 42 divisions as separate business units, but manage debt and taxation at the corporate level. As a result, EBIT is the best measure of divisional profitability and the most useful metric by which to measure and compare the performance of our divisions. We also use EBIT as a metric to measure performance for the purpose of determining compensation at the division level and use EBITDA and Adjusted EBITDA to measure performance and determine compensation at the consolidated level. We also use EBITDA as a metric to manage cash flow from our divisions to the corporate level and to determine the financial health of each division. As noted above, because our divisions do not incur interest or income tax expense, the cash flow from each division should be equal to the corresponding EBITDA of each division, assuming no other changes to a division’s balance sheet. As a result, we reconcile EBITDA to cash flow on a monthly basis as one of our key internal controls. We also use EBIT, EBITDA and Adjusted EBITDA to evaluate potential acquisitions and to evaluate whether to incur capital expenditures. In addition, certain covenants in our credit agreements require compliance with financial ratios based on Adjusted EBITDA (as defined in our credit agreements).

EBIT, EBITDA and Adjusted EBITDA (and related ratios presented in this prospectus) have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. Because of these limitations, EBIT, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business or reduce our indebtedness. We compensate for these limitations by relying primarily on our GAAP results and using EBIT, EBITDA and Adjusted EBITDA only supplementally. For more information, see our consolidated financial statements and related notes included elsewhere in this prospectus.

       The following is a reconciliation of cash flows provided by operating activities to EBIT, EBITDA, and pro forma net income:

			Restated(1)

						Nine Months Ended
	Fiscal Year Ended December 31,					September 30,

	1999	2000	2001	2002	2003	2003	2004

						(Unaudited)
	(Dollars in thousands)
Cash flows provided by operating activities	$28,569	$28,054	$53,151	$56,413	$48,237	$46,909	$42,419
Changes in operating assets and liabilities	712	632	2,399	(4,040)	(1,102)	(3,878)	2,609
Noncash expenses, including depreciation and amortization	(9,174)	(27,362)	(44,815)	(31,673)	(43,582)	(26,453)	(19,554)
Income tax provision	4,068	4,784	5,787	6,267	4,131	4,220	6,940
Interest expense, net	9,215	29,238	47,530	39,917	39,390	28,958	25,089

EBIT	33,390	35,346	64,052	66,884	47,074	49,756	57,503
Depreciation and amortization(4)	9,542	14,942	25,442	19,178	19,937	15,219	14,339

EBITDA	42,932	50,288	89,494	86,062	67,011	64,975	71,842
Interest expense	(9,215)	(29,238)	(47,530)	(39,917)	(39,390)	(28,958)	(25,089)
Income tax provision and unaudited pro forma incremental income tax provision(2)	(9,372)	(7,402)	(8,361)	(12,478)	(4,804)	(9,400)	(14,654)
Depreciation and amortization	(9,542)	(14,942)	(25,442)	(19,178)	(19,937)	(15,219)	(14,339)
Dividends and amortization of discount on preferred members’ equity	—	(2,158)	(3,107)	(3,291)	(1,730)	(1,730)	—

Unaudited pro forma net income (loss) attributable to common members	$14,803	$(3,452)	$5,054	$11,198	$1,150	$9,668	$17,760

       The following is a reconciliation of net income to EBITDA and to adjusted EBITDA:

			Restated(1)

						Nine Months Ended
	Fiscal Year Ended December 31,					September 30,

	1999	2000	2001	2002	2003	2003	2004

						(Unaudited)
	(Dollars in thousands)
Net income	$20,107	$1,324	$10,735	$20,700	$3,553	$16,578	$25,474
Interest expense, net	9,215	29,238	47,530	39,917	39,390	28,958	25,089
Income tax provision	4,068	4,784	5,787	6,267	4,131	4,220	6,940
Depreciation and amortization	9,542	14,942	25,442	19,178	19,937	15,219	14,339

EBITDA	42,932	50,288	89,494	86,062	67,011	64,975	71,842
Costs incurred in connection with the 2000 recapitalization	—	20,544	—	—	—	—	—
Loss on early extinguishment of debt	—	1,195	—	—	14,921	—	—

Adjusted EBITDA	$42,932	$72,027	$89,494	$86,062	$81,932	$64,975	$71,842

       The following is a reconciliation of our net income margin to Adjusted EBIT margin and Adjusted EBITDA margin:

			Restated(1)

						Nine Months
						Ended
	Fiscal Year Ended December 31,					September 30,

	1999	2000	2001	2002	2003	2003	2004

						(Unaudited)
Net income margin	9.0%	0.4%	2.6%	4.9%	0.9%	5.2%	7.6%
Interest expense, net	4.1%	8.3%	11.3%	9.5%	9.5%	9.2%	7.5%
Income tax provision	1.8%	1.4%	1.4%	1.5%	1.0%	1.3%	2.1%
Costs incurred in connection with the 2000 recapitalization	—	5.9%	—	—	—	—	—
Loss on early extinguishment of debt	—	0.3%	—	—	3.6%	—	—

Adjusted EBIT margin	14.9%	16.3%	15.2%	16.0%	14.9%	15.7%	17.1%
Depreciation and amortization	4.3%	4.3%	6.0%	4.6%	4.8%	4.8%	4.3%

Adjusted EBITDA margin	19.2%	20.5%	21.3%	20.5%	19.7%	20.5%	21.4%

(4)	Depreciation and amortization includes a write-off of intangible assets of $3.4 million for the year ended December 31, 2001.

(5)	Prepared on the same basis as the capitalization table. See “Capitalization.”

(6)	In July 2003, we adopted SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” In accordance with SFAS No. 150, the redeemable preferred equity of Holdings has been reclassified in our financial statements as a component of our total debt upon our adoption of this new standard. The redeemable preferred equity amounted to $25.8 million as of December 31, 2003 and $27.3 million as of September 30, 2004. SFAS No. 150 does not permit the restatement of financial statements for periods prior to the adoption of this standard.

(7)	Redeemable common membership units amounted to $6.0 million and $8.1 million at December 31, 2000 and 2001, respectively.

(8)	The decline in total members’ equity (deficit) from December 31, 1999 to December 31, 2000 was a result of an $88.8 million cash distribution to Holdings’ common unit holders in connection with the 2000 recapitalization and the reclassification of $20.3 million of preferred equity issued in connection with the 2000 recapitalization upon the adoption of SFAS No. 150 in July 2003.

RISK FACTORS

       Investing in our common stock involves a number of risks. You should carefully consider all of the information contained in this prospectus, including the risk factors set forth below, before investing in the common stock offered pursuant to this prospectus. We may encounter risks in addition to those described below. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also impair or adversely affect our results of operations and financial condition. In such case, you may lose all or part of your original investment.

Risks Related to Our Business

Future downturns in the architectural, engineering and construction industry, or AEC industry, could diminish demand for our products and services, which would impair our future revenue and profitability.

       We believe that AEC markets accounted for approximately 80% of our net sales for the nine months ended September 30, 2004. Our historical operating results reflect the cyclical and variable nature of the AEC industry. This industry historically experiences alternating periods of inadequate supplies of housing, commercial and industrial space coupled with low vacancies, causing a surge in construction activity and increased demand for reprographics services, followed by periods of oversupply and high vacancies and declining demand for reprographics services. In addition, existing and future government policies and programs may greatly influence the level of construction spending in the public sector, such as highways, schools, hospitals, sewers, and heavy construction. Since we derive a majority of our revenues from reprographics products and services provided to the AEC industry, our operating results are more sensitive to the nature of this industry than other companies who serve more diversified markets. Our experience has shown that the AEC industry generally experiences economic downturns six months after a downturn in the general economy. We expect that there may be a similar delay in the rebound of the AEC industry following a rebound in the general economy. Future economic and industry downturns may be characterized by diminished demand for our products and services and, therefore, any continued weakness in our customers’ markets and overall global economic conditions could adversely affect our future revenue and profitability.

       In addition, because approximately 60% of our overall costs are fixed, changes in economic activity, positive or negative, affect our results of operations. As a result, our results of operations are subject to volatility and could deteriorate rapidly in an environment of declining revenues. Failure to maintain adequate cash reserves and effectively manage our costs could adversely affect our ability to offset our fixed costs and may have an adverse effect on our results of operations and financial condition.

Competition in our industry and innovation by our competitors may hinder our ability to execute our business strategy and maintain our profitability.

       The markets for our products and services are highly competitive, with competition primarily at a local and regional level. We compete primarily based on customer service, technological leadership, product performance and price. Our future success depends, in part, on our ability to continue to improve our service offerings, and develop and integrate technological advances. If we are unable to integrate technological advances into our service offerings to successfully meet the evolving needs of our customers in a timely manner, our operating results may be adversely affected. Technological innovation by our existing or future competitors could put us at a competitive disadvantage. In particular, our business could be adversely affected if any of our competitors develop or acquire superior technology that competes directly with or offers greater functionality than our technology, including PlanWell.

       We also face the possibility that competition will continue to increase, particularly if copy and printing or business services companies choose to expand into the reprographics services industry.

Many of these companies are substantially larger and have significantly greater financial resources than us, which could place us at a competitive disadvantage. In addition, we could encounter competition in the future from large, well capitalized companies such as equipment dealers, system integrators, and other reprographics associations, that can produce their own technology and leverage their existing distribution channels. We could also encounter competition from non-traditional reprographics service providers that offer reprographics services as a component of the other services they provide to the AEC industry, such as vendors to our industry that provide services directly to our customers, bypassing reprographers. Any such future competition could adversely affect our business and impair our future revenue and profitability.

The reprographics industry has undergone vast changes in the last six years and will continue to evolve, and our failure to anticipate and adapt to future changes in our industry could harm our competitive position.

       In the past six years, the reprographics industry has undergone vast changes. The industry’s main production technology has migrated from analog to digital. This has prompted a number of trends in the reprographics industry, including a rapid shift toward decentralized production and lower labor utilization. As digital output devices become smaller, less expensive, easier to use and interconnected, end users of construction drawings are placing these devices within their offices and other locations. On-site reprographics equipment allows a customer to print documents and review hard copies without the delays or interruptions associated with sending documents out for duplication. Also, as a direct result of advancements in digital technology, labor demands have decreased. Instead of producing one print at a time, reprographers now have the capability to produce multiple sets of documents with a single production employee. By linking output devices through a single print server, a production employee simply directs output to the device that is best suited for the job. As a result of these trends, reprographers have had to modify their operations to decentralize printing and shift costs from labor to technology.

       Looking forward, we expect the reprographics industry to continue to evolve. Our industry will continue to embrace digital technology, not only in terms of production services, but also in terms of network technology, digital document storage and management, and information distribution, all of which will require investment in, and continued development of, technological innovation. If we fail to keep pace with current changes or fail to anticipate or adapt to future changes in our industry, our competitive position could be harmed.

If we fail to continue to develop and introduce new services successfully, our competitive positioning and our ability to grow our business could be harmed.

       In order to remain competitive, we must continually invest in new technologies that will enable us to meet the evolving demands of our customers. We cannot assure you that we will be successful in the introduction and marketing of any new services, or that we will develop and introduce in a timely manner innovative services that satisfy customer needs or achieve market acceptance. Our failure to develop new services and introduce them successfully could harm our competitive position and our ability to grow our business, and our revenues and operating results could suffer.

       In addition, as reprographics technologies continue to be developed, one or more of our current service offerings may become obsolete. In particular, digital technologies may significantly reduce the need for high volume printing. Digital technology may also make traditional reprographics equipment smaller and cheaper, which may cause larger AEC customers to discontinue outsourcing their reprographics needs. Any such developments could adversely affect our business and impair future revenue and profitability.

If we are unable to charge for our value-added services to offset potential declines in print volumes, our long term revenue could decline.

       Our customers value the ability to view and order prints via the internet and print to output devices in their own offices and other locations throughout the country. In 2003, our reprographics services represented approximately 76% and our facilities management services represented approximately 14% of our total net sales, and both categories of revenue are generally derived via a charge per square foot of printed material. Future technological advances may further facilitate and improve our customers’ ability to print in their own offices or at a job site. As technology continues to improve, this trend toward consuming information on an “as needed” basis could result in decreasing printing volumes and declining revenues in the longer term. Failure to offset these potential declines in printing volumes by changing how we charge for our services and developing additional revenue sources could significantly affect our business and reduce our long term revenue, resulting in an adverse effect on our results of operations and financial condition.

We derive a significant percentage of net sales from within the State of California and our business could be disproportionately harmed by an economic downturn or natural disaster affecting California.

       We derived approximately half of our net sales in 2003, and in the nine months ended September 30, 2004, from our operations in California. As a result, we are dependent to a large extent upon the AEC industry in California and, accordingly, are sensitive to economic factors affecting California, including general and local economic conditions, macroeconomic trends, and natural disasters. Any adverse developments affecting California could have a disproportionately negative effect on our revenue, operating results and cash flows.

Our growth strategy depends in part on our ability to successfully identify and manage our acquisitions and branch openings. Failure to do so could impede our future growth and adversely affect our competitive position.

       As part of our growth strategy, we intend to prudently pursue strategic acquisitions within the reprographics industry. Since 1997, we have acquired 84 businesses, most of which were long established in the communities in which they conduct their business. Our efforts to execute our acquisition strategy may be affected by our ability to continue to identify, negotiate, integrate, and close acquisitions. In addition, any governmental review or investigation of our proposed acquisitions, such as by the Federal Trade Commission, or FTC, may impede, limit or prevent us from proceeding with an acquisition. For example, our acquisition of Consolidated Reprographics in 2001, was investigated by the FTC. This investigation has since been concluded without any action being taken against us. We regularly evaluate potential acquisitions, although we currently have no agreements or active negotiations with respect to any material acquisitions.

       Acquisitions involve a number of special risks. There may be difficulties integrating acquired personnel and distinct business cultures. Additional financing may be necessary and, if available, could increase our leverage, dilute our equity, or both. Acquisitions may divert management’s time and our resources from existing operations. It is possible that there could be a negative effect on our financial statements from the impairment related to goodwill and other intangibles. We may experience the loss of key employees or customers of acquired companies. In addition, risks may include high transaction costs and expenses of integrating acquired companies, as well as exposure to unforeseen liabilities of acquired companies and failure of the acquired business to achieve expected results. These risks could hinder our future growth and adversely affect our competitive position and operating results.

       In addition, we have recently begun to expand our geographic coverage by opening additional satellite branches in regions near our established operations to capture new customers and greater market share. Since September 2003, we have opened 17 new branches in areas that expand or further penetrate our existing markets, and we expect to open an additional 15 branches by the end of the first quarter of 2005. Although the capital investment for a new branch is modest, our growth strategy with respect to branch openings is in the early stages of implementation and the branches we open in the future may not ultimately produce returns that justify our investment.

If we are unable to successfully monitor and manage the business operations of our subsidiaries, our business and profitability could suffer.

       We operate our company under a dual operating structure of centralized administrative functions and regional decision making on marketing, pricing, and selling practices. Since 1997, we have acquired 84 businesses and, in most cases, have delegated the responsibility for marketing, pricing, and selling practices with the local and operational managers of these businesses. If we do not successfully manage our subsidiaries under this decentralized operating structure, we risk having disparate results, lost market opportunities, lack of economic synergies, and a loss of vision and planning, all of which could harm our business and profitability.

       In August 2003, we restated our financial statements for the years ended December 31, 2001 and 2002 to correct accounting misstatements at one of our subsidiaries during 2001 due to fraud by certain managers at the subsidiary. The accounting misstatements at the subsidiary resulted in the overstatement of net income in 2001 by $1,461,000. In response to these accounting misstatements, we have strengthened our financial and management policies and procedures, established an internal audit group, and improved our accounting controls. However, we cannot assure that these new internal controls will be effective in preventing similar fraud in the future.

We depend on certain key vendors for reprographics equipment, maintenance services and supplies, making us vulnerable to supply shortages and price fluctuations.

       We purchase reprographics equipment and maintenance services, as well as paper, toner and other supplies, from a limited number of vendors. Our four largest vendors, which supplied approximately 35% of our reprographics equipment, maintenance services, and production supplies in 2003, are Océ N.V., Xerox Corporation, Canon Inc., and Xpedx, a division of International Paper Company. Adverse developments concerning key vendors or our relationships with them could force us to seek alternate sources for our reprographics equipment, maintenance services and supplies or to purchase such items on unfavorable terms. An alternative source of supply of reprographics equipment, maintenance services and supplies may not be readily available. A delay in procuring reprographics equipment, maintenance services or supplies, or an increase in the cost to purchase such reprographics equipment, maintenance services or supplies could limit our ability to provide services to our customers on a timely and cost-effective basis.

Our failure to adequately protect the proprietary aspects of our technology, including PlanWell, may cause us to lose market share.

       Our success depends on our ability to protect and preserve the proprietary aspects of our technologies, including PlanWell. We rely on a combination of copyright and trademark protection, confidentiality agreements, non-compete agreements, reseller agreements, customer contracts, and technical measures to establish and protect our rights in our proprietary technologies. Under our PlanWell license agreements, we grant other reprographers a non-exclusive, non-transferable, limited license to use our technology and receive our services. Our license agreements contain terms and conditions prohibiting the unauthorized reproduction or transfer of our products. These protections, however, may not be adequate to remedy harm we suffer due to misappropriation of our proprietary rights by third parties. In addition, U.S. law provides only limited protection of proprietary rights and the laws of some foreign countries may offer less protection than the laws of the United States. Unauthorized third parties may copy aspects of our products, reverse engineer our products or otherwise obtain and use information that we regard as proprietary. Others may develop non-infringing technologies that are similar or superior to ours. If competitors are able to develop such technology and we cannot successfully enforce our rights against them, they may be able to market and sell or license the marketing and sale of products that compete with ours, and this competition could adversely affect our results of operations and financial condition. Furthermore, intellectual property litigation can be expensive, a burden on management’s time and our company’s resources, and its results can be uncertain.

We may be subject to intellectual property rights claims, which are costly to defend, could require us to pay damages and could limit our ability to use certain technologies in the future.

       Other companies or individuals may pursue litigation against us with respect to intellectual property-based claims, including claims relating to the use of PlanWell and our other brands, trademarks, logos, technologies, trade secrets, and proprietary information. In the event of an adverse result in any litigation with respect to PlanWell and other intellectual property rights relevant to our business that could arise in the future, we could be required to obtain licenses to the infringing technology; begin using other brands, trademarks and logos; pay substantial damages under applicable law; or expend significant resources to develop non-infringing technology. There can be no assurance that suitable replacement technologies would be available to us on commercially reasonable terms. In addition, because we have a number of unregistered trademarks, we may be at greater risk of infringement by those who have pre-existing and superior rights in similar trademarks. Our insurance may not cover potential claims or may not be adequate to indemnify us for damages we incur. Also, litigation frequently involves substantial expenditures and can require significant management attention, even if we ultimately prevail.

Damage or disruption to our facilities, our technology centers, our vendors or a majority of our customers could impair our ability to effectively provide our services and may have a significant impact on our revenues, expenses and financial condition.

       We currently store most of our customer data at our two technology centers located in Northern California near known earthquake fault zones. Damage or destruction of one or both of these technology centers or a disruption of our data storage processes resulting from sustained process abnormalities, human error, acts of terrorism, violence, war or a natural disaster, such as fire, earthquake or flood, could have a material adverse effect on the markets in which we operate, our business operations, our expectations and other forward-looking statements contained in this prospectus. In addition, such damage or destruction on a national scale resulting in a general economic downturn could adversely affect our results of operations and financial condition. We store and maintain critical customer data on computer servers at our technology centers that our customers access remotely through the internet and/or directly through telecommunications lines. If our back-up power generators fail during any power outage, if our telecommunications lines are severed or those lines on the internet are impaired for any reason, our remote access customers would be unable to access their critical data, causing an interruption in their operations. In such event, our remote access customers and their customers could seek to hold us responsible for any losses. We may also potentially lose these customers and our reputation could be harmed. In addition, such damage or destruction, particularly those that directly impact our technology centers or our vendors or customers could have an impact on our sales, supply chain, production capability, costs, and our ability to provide services to our customers.

       Although we currently maintain general property damage insurance, we do not maintain insurance for loss from earthquakes, acts of terrorism or war. If we incur losses from uninsured events, we could incur significant expenses which would adversely affect our results of operations and financial condition.

If we lose key personnel or qualified technical staff, our ability to manage the day-to-day aspects of our business will be adversely affected.

       We believe that the attraction and retention of qualified personnel is critical to our success. If we lose key personnel or are unable to recruit qualified personnel, our ability to manage the day-to-day aspects of our business will be adversely affected. Our operations and prospects depend in large part on the performance of our senior management team and the managers of our principal operating divisions. The loss of the services of one or more members of our senior management team, in particular, Mr. Chandramohan, our Chief Executive Officer, and Mr. Suriyakumar, our President and Chief Operating Officer, could disrupt our business and impede our ability to execute our business strategy. Because our executive and divisional management team has on average more than 20 years of experience within the reprographics industry, it would be difficult to replace them.

If we are required to write down our goodwill or other intangible assets, our operations and stockholders’ equity would be adversely affected.

       As described in the notes to our financial statements included elsewhere in this prospectus, we have $230.6 million of goodwill and $11.9 million of other intangible assets recorded on our balance sheet as of September 30, 2004. Goodwill arises when we pay more for a business than the fair market value of the acquired tangible and separately measurable intangible net assets. Until January 1, 2002, we amortized this goodwill on a straight-line basis over 40 years. Under accounting rules that we adopted beginning January 1, 2002, we are no longer able to amortize goodwill on a yearly basis. Instead, we are required to periodically determine if our goodwill has become impaired, in which case we would be required to write off the impaired portion of goodwill. The amount of goodwill that we would write off in any given year is treated as a charge against earnings under generally accepted accounting principles in the United States. If we are required to write off our goodwill or other intangible assets, we could incur significant charges against earnings, which would adversely affect our results of operations and stockholders’ equity.

We have substantial debt and have the ability to incur additional debt. The principal and interest payment obligations of such debt may restrict our future operations and adversely affect our business.

       As of September 30, 2004, assuming that this offering and the application of the net proceeds from this offering as described under “Use of Proceeds” had been completed by that date, we would have had approximately $255 million of outstanding indebtedness. In addition, the credit agreements governing our credit facilities permit us to incur additional debt under certain circumstances.

       The incurrence of substantial amounts of debt may make it more difficult for us to satisfy our financial obligations; require us to dedicate a substantial portion of any cash flow from operations to the payment of interest and principal due under our debt, which will reduce funds available for other business purposes; increase our vulnerability to general adverse economic and industry conditions; limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate; place us at a competitive disadvantage compared with some of our competitors that have less debt; and limit our ability to obtain additional financing required to fund working capital and capital expenditures and for other general corporate purposes.

       Our ability to satisfy our obligations and to reduce our total debt depends on our future operating performance and on economic, financial, competitive and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow, and future financings may not be available to provide sufficient net proceeds to meet these obligations or to successfully execute our business strategy.

The agreements governing our credit facilities impose restrictions on our business that may limit our business opportunities and hinder our ability to execute our business strategy.

       The credit agreements for our senior secured credit facilities contain, and other agreements we may enter into in the future may contain, covenants imposing significant restrictions on our business. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. These covenants place restrictions on our ability to, among other things, incur additional debt, create liens, make investments, enter into transactions with affiliates, sell assets, guarantee debt, declare or pay dividends, redeem common stock or make other distributions to stockholders, and consolidate or merge. See “Description of Certain Indebtedness.”

       Our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial, and industry conditions. An event of default under our debt agreements would permit some of our lenders to declare all amounts borrowed from them to be due and payable, together with accrued and unpaid interest. If we were unable to repay debt to our senior lenders, these lenders could proceed against the collateral securing that debt.

Being a public company will increase our expenses and administrative workload.

       As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, our administrative staff will be required to perform additional tasks. For example, in anticipation of becoming a public company, we will have created or revised the roles and duties of our board committees, adopted additional internal controls and disclosure controls and procedures, retained a transfer agent and a financial printer, adopted an insider trading policy and will have all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws. We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, our business could be harmed and current and potential stockholders could lose confidence in our company, which could cause our stock price to fall.

       Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related regulations implemented by the Securities and Exchange Commission, or SEC, and the New York Stock Exchange, or NYSE, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We will be evaluating our internal controls systems to allow management to report on, and our independent auditors to attest to, our internal controls. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, we expect to incur substantial additional expenses and diversion of management’s time. While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 by our December 31, 2005 deadline, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations since there is presently no precedent available by which to measure compliance adequacy. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may not be able to accurately report our financial results or prevent fraud and might be subject to sanctions or investigation by regulatory authorities, such as the SEC or the NYSE. Any such action could harm our business or investors’ confidence in our company, and could cause our stock price to fall.

       The accompanying consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004 have been restated to properly record separately identifiable intangible assets including customer relationships and trade names apart from goodwill and reflect amortization expense of such intangible assets previously recorded as goodwill and not subject to amortization. In light of the aforementioned restatement of our financial statements due to the misapplication of purchase accounting, our independent registered public accounting firm notified us that our procedures were inadequate for appropriately assessing and applying purchase accounting principles. Our external auditors have concluded that this constitutes a material weakness as defined in Statement on Auditing Standards No. 60. We have revised our policies and procedures such that, in connection with material future acquisitions that are consummated, we will engage independent valuation consultants to assist us in determining the values to be assigned to intangible assets pursuant to FAS 141. While we believe that this process will adequately address this control deficiency there can be no assurance that similar issues may not arise again.

Our operations subject us to potential environmental liabilities that could increase our operating costs and harm our financial condition and results of operations.

       Our printing operations are subject to numerous federal, state and local laws, and regulations relating to the environment. Such environmental regulations may affect us by restricting the use of certain products or regulating their disposal and regulatory or legislative changes may cause future increases in our operating costs or otherwise affect our operations. Although we believe we are and have been in substantial compliance with such regulations, there is no assurance that in the future we may not be adversely affected by such regulations or incur increased operating costs in complying with such regulations.

       Our operations involve some use of hazardous substances and the generation of wastes, primarily toner, which could have adverse environmental impacts if released into the environment. Environmental regulations impose obligations on various entities to clean up contaminated properties or to pay for the cost of such remediation, often upon parties that did not actually cause the contamination. Accordingly, we may become liable, either contractually or by operation of law, for remediation costs even if a contaminated property is not presently owned or operated by us, or if the contamination was caused by third parties during or prior to our ownership or operation of the property. While we are not subject to any existing remediation obligations, future events, such as changes in existing laws or policies or their enforcement, or the discovery of currently unknown contamination, may give rise to future remediation liabilities that may be material.

Risks Related to Our Common Stock

Our stock price may be volatile, and you may not be able to resell your shares at or above the initial public offering price.

       Prior to this offering, there has been no public market for shares of our common stock. An active public trading market for our common stock may not develop or, if it develops, may not be maintained after this offering, and the market price could fall below the initial public offering price. Factors such as quarterly variations in our financial results, announcements by us or others, developments affecting us, our customers and our suppliers, acquisition of products or businesses by us or our competitors, and general market volatility could cause the market price of our common stock to fluctuate significantly. As a result, you could lose all or part of your investment. Our company, the selling stockholders, and the representatives of the underwriters will negotiate to determine the initial public offering price. The initial public offering price may be higher than the trading price of our common stock following this offering.

Anti-takeover provisions in our charter documents and Delaware corporate law may make it difficult for our stockholders to replace or remove our current board of directors and could deter an unsolicited third party acquisition offer, which may adversely affect the marketability and market price of our common stock.

       Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and in Delaware corporate law will make it difficult for stockholders to change the composition of our board of directors, which consequently will make it difficult to change the composition of management. In addition, these provisions may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and board of directors. Public stockholders who might desire to participate in this type of transaction may not have an opportunity to do so. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or change our management and board of directors and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

Our board of directors can issue preferred stock without stockholder approval of the terms of such stock.

       Our amended and restated certificate of incorporation will authorize our board of directors, without stockholder approval, to issue up to 25,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, terms of redemption, liquidation preference, sinking fund terms, subscription rights, and the number of shares constituting any series or the designation of a series. Our board of directors will be able to issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock, without stockholder approval. At the completion of this offering, no shares of preferred stock will be outstanding and we have no present plan to issue any shares of preferred stock.

Shares available for sale and future stock sales could decrease the market price of our stock.

       Sales of shares of our common stock in the public market following this offering, or the perception that sales may occur, could depress the market price of our common stock. After this offering, we will have 43,986,296 shares of common stock outstanding, including 22,500 shares issued pursuant to option exercises subsequent to September 30, 2004. The number of shares of common stock available for sale in the public market is temporarily limited by restrictions under federal securities law and under lock-up agreements that our directors, executive officers, the selling stockholders, and the holders of substantially all other shares of our common stock have entered into with the underwriters. Those lock-up agreements restrict these persons from disposing of or hedging their shares or securities convertible into or exchangeable for their shares until 180 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co. and J.P. Morgan Securities Inc. However, Goldman, Sachs & Co. and J.P. Morgan Securities Inc. may release all or any portion of the shares from the restrictions of the lock-up agreements. All of the shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares purchased by our affiliates (as defined in Rule 144 of the Securities Act). The remaining shares outstanding after this offering will be available for sale into the public market after the expiration of the initial 180-day lock-up period, except for any shares purchased by our affiliates (as defined in Rule 144 of the Securities Act). Additional shares of common stock underlying options will become available for sale in the public market. We expect to file a registration statement on Form S-8 that will register approximately

5.8 million shares of common stock, including shares of common stock issuable under our stock plans.

       As restrictions on resale end, our stock price could drop significantly if the holders of these restricted shares sell them or the market perceives they intend to sell them. These sales may also make it more difficult for us to sell securities in the future at a time and at a price we deem appropriate.

Because a limited number of stockholders control the majority of the voting power of our common stock, investors in this offering will not be able to determine the outcome of stockholder votes.

       Following this offering, our executive officers, directors, Code Hennessy & Simmons IV LP, and their affiliated entities will control 61.6% of the voting power of our common stock, or 57.1% if the underwriters’ over-allotment option is exercised in full. So long as these stockholders continue to hold, directly or indirectly, shares of common stock representing more than 50% of the voting power of our common stock, they will be able to direct the election of all of the members of our board of directors who will determine our strategic plans and financing decisions and appoint senior management. These stockholders will also be able to determine the outcome of substantially all matters submitted to a vote of our stockholders, including matters involving mergers, acquisitions, and other transactions resulting in a change in control of our company. These stockholders do not have any obligation to us to either retain or dispose of our common stock. They may seek to cause us to take courses of action that, in their judgment, could enhance their investment in us, but which might involve risks to other holders of our common stock or adversely affect us or other investors, including investors in this offering.

You will incur immediate and substantial dilution as a result of this offering.

       The initial public offering price will be substantially higher than the book value (deficit) per share of our common stock. As a result, purchasers in this offering will experience immediate and substantial dilution of $19.53 per share in the tangible book value of the common stock from the assumed initial public offering price of $15.00. After our issue and sale of 7,666,667 shares of our common stock in this offering at an assumed initial public offering price of $15.00 per share, the purchasers of shares issued by us in this offering will contribute 40.5% of the total gross amount invested to date in our company, but will own only 17.4% of the shares of common stock outstanding. However, the purchasers of shares from the selling stockholders will own an additional 12.9% of the shares of common stock outstanding. In addition, to the extent that currently outstanding options to purchase common stock at a price per share less than our tangible net book value per share are exercised, there will be further dilution.

FORWARD-LOOKING STATEMENTS

       This prospectus includes “forward-looking statements,” as defined by federal securities laws, with respect to our financial condition, results of operations and business, and our expectations or beliefs concerning future events. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases identify forward-looking statements.

       All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

       Factors that may cause actual results to differ from expected results include, among others:

•	general economic conditions and a downturn in the architectural, engineering and construction industry;

•	competition in our industry and innovation by our competitors;

•	our failure to anticipate and adapt to future changes in our industry;

•	uncertainty regarding our product and service innovations;

•	the inability to charge for our value-added services to offset potential declines in print volumes;

•	adverse developments affecting the State of California, including general and local economic conditions, macroeconomic trends, and natural disasters;

•	our inability to successfully identify and manage our acquisitions or open new branches;

•	our inability to successfully monitor and manage the business operations of our subsidiaries and uncertainty regarding the effectiveness of financial and management policies and procedures we established to improve accounting controls;

•	adverse developments concerning our relationships with certain key vendors;

•	our inability to adequately protect our intellectual property and litigation regarding intellectual property;

•	acts of terrorism, violence, war, natural disaster or other circumstances that cause damage or disruption to us, our facilities, our technology centers, our vendors or a majority of our customers;

•	the loss of key personnel or qualified technical staff;

•	the potential writedown of goodwill or other intangible assets we have recorded in connection with our acquisitions;

•	the availability of cash to operate and expand our business as planned and to service our debt;

•	the increased expenses and administrative workload associated with being a public company;

•	failure to maintain an effective system of internal controls necessary to accurately report our financial results and prevent fraud;

•	potential environmental liabilities.

       All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation, and specifically decline any obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

       See the section entitled “Risk Factors” for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this prospectus are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

TRADEMARKS AND TRADE NAMES

       We own or have rights to trademarks, service marks, copyrights and trade names that we use in conjunction with the operation of our business, including the names “American Reprographics CompanySM,” “ARCSM,” “Abacus PCRTM,” “BidCasterSM,” “EWOSM,” “MetaPrintTM,” “OneViewSM,” “PEiRSM,” “PlanWell®,” “PlanWell PDSTM,” “PlanWell EnterpriseSM,” and various design marks associated therewith. This prospectus also includes trademarks, service marks and trade names of other companies.

MARKET DATA

       We operate in an industry in which it is difficult to obtain precise industry and market information. Although we have obtained some industry data from third party sources that we believe to be reliable, in many cases we have based certain statements contained in this prospectus regarding our industry and our position in the industry on our estimates concerning our customers and competitors. These estimates are based on our experience in the industry, conversations with our principal vendors, our own investigation of market conditions and information obtained through our numerous acquisitions.

USE OF PROCEEDS

       We expect to receive net proceeds of approximately $103.6 million from the sale of 7,666,667 shares of common stock by us in this offering at an assumed initial public offering price of $15.00 per share (the mid-point of the range set forth on the cover page of this prospectus), after deducting estimated underwriting commissions and discounts and estimated expenses. We will not receive any of the proceeds from the sale of shares by the selling stockholders or upon any exercise of the underwriters’ over-allotment option.

       We anticipate using the net proceeds to us from this offering as follows:

•	approximately $28.0 million to repurchase our preferred equity, including accrued interest, which becomes payable upon our initial public offering;

•	approximately $50.7 million to repay a portion of our $225 million senior second priority secured term loan facility, which has a maturity date of December 2009 and bears interest at a floating rate which was 8.625% as of September 30, 2004; and

•	the balance of approximately $24.9 million to repay a portion of our $100 million senior first priority secured term loan facility, which has a maturity date of June 2009 and bears interest at a floating rate which was 4.84% as of September 30, 2004.

       Pending application of the balance of the net proceeds described above, we plan to invest such balance in short and medium-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

       We have never declared or paid cash dividends on our common equity. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to compliance with certain covenants under our credit facilities, which restrict or limit our ability to declare or pay dividends, and will depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.

REORGANIZATION

       Immediately prior to this offering, we will reorganize from a California limited liability company to a Delaware corporation, American Reprographics Company. In the reorganization:

•	each common unit of Holdings will be exchanged for one share of our common stock;

•	each Holdings option will be exchanged for an option exercisable for shares of our common stock equal to the number of units subject to the Holdings option and with the same exercise price and vesting terms as the Holdings option; and

•	the Holdings warrants will be exchanged for 809,618 shares of our common stock.

       Pursuant to the operating agreement of Holdings, cash distributions are to be made to members of Holdings to provide them with funds to pay taxes that the members will owe for their share of our profits as a limited liability company through the date of our reorganization, calculated at the highest combined federal and state income tax rate applicable for tax withholding purposes, currently 43%. Accordingly, immediately prior to our reorganization, we will make a cash distribution to all members of Holdings of the estimated amount due the members with respect to such taxes in the amount of approximately $510,000. Within approximately 45 days after the closing of this offering, when the final amount due the members with respect to such taxes has been calculated, we will make a final payment for the balance, if any, due to the members. In addition, certain of our members, CHS Associates IV and ARC Acquisition Co., L.L.C. (the “CHS Entities”), in the past have received less than their proportionate share of distributions for such taxes and, under the terms of the operating agreement of Holdings, are owed the amount of the shortfall. In order to bring the total distributions to the CHS Entities into parity with the distributions with respect to such taxes made to other members, immediately prior to our reorganization, a distribution of approximately $8.6 million will be made to the CHS Entities. We may also make a further distribution to CHS Entities within 45 days after the closing of this offering if the estimated payment to the CHS Entities did not fully offset such shortfall.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

       On October 24, 2003, Holdings’ board of advisors determined to no longer use the audit services of Ernst & Young LLP and approved the appointment of PricewaterhouseCoopers LLP to serve as our independent public accountants for the fiscal year ending December 31, 2003. During the years ended December 31, 2002 and 2001 and the subsequent interim period through October 24, 2003, we did not consult with PricewaterhouseCoopers LLP with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or any other matters or reportable events as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

       The reports of Ernst & Young LLP on our consolidated financial statements for the years ended December 31, 2002 and 2001 did not contain an adverse opinion or disclaimer of opinion, or a qualification or modification as to uncertainty, audit scope, or accounting principles. During our fiscal years 2001 and 2002 and the subsequent interim period through October 24, 2003, there were no disagreements between Ernst & Young LLP and us on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Ernst & Young LLP would have caused it to make reference thereto in its reports on the financial statements for such period. There has been no matter that was the subject of a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

       We have provided Ernst & Young LLP with a copy of the foregoing disclosures and requested that Ernst & Young LLP furnish us with a letter addressed to the Securities and Exchange Commission stating whether or not Ernst & Young LLP agrees with the above statements. A copy of such letter, dated October 15, 2004, is filed as an exhibit to the registration statement of which this prospectus is a part.

CAPITALIZATION

       The following table sets forth our unaudited consolidated capitalization as of September 30, 2004:

•	on an actual basis;

•	on a “pro forma” basis to reflect the reorganization of our company from a limited liability company to a corporation prior to this offering (see “Reorganization”); and

•	on a “pro forma as adjusted” basis to reflect the sale of 7,666,667 shares of our common stock by us in this offering at an assumed initial public offering price of $15 per share, the mid-point of the estimated offering price range shown on the cover of this prospectus, and the application of the net proceeds as described under “Use of Proceeds.”

       This table should be read in conjunction with “Reorganization,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements, including the related notes, appearing elsewhere in this prospectus.

	As of September 30, 2004

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(Dollars in thousands)
Cash and cash equivalents(1)	$12,008	$2,911	$2,911

Long-term debt, excluding current maturities:
Existing senior secured credit facilities(2)	$309,759	$309,759	$233,444
Capital leases	9,026	9,026	9,026
Mandatorily redeemable preferred membership units(3)	27,285	27,285	—
Seller notes from acquisitions(4)	1,630	1,630	1,630

Total long-term debt	347,700	347,700	244,100
Total equity/deficit:
Common members’ capital — 35,487,511 member common membership units issued and outstanding actual; none pro forma and pro forma as adjusted	29,302	—	—
Common stock, par value $0.001 per share — 150,000,000 shares authorized; none issued and outstanding actual; 35,487,511 issued and outstanding pro forma; 43,963,796 issued and outstanding pro forma as adjusted	—	35	44
Preferred stock, par value $0.001 per share — 25,000,000 shares authorized; none issued and outstanding actual; none issued and outstanding pro forma; none issued and outstanding pro forma as adjusted	—	—	—
Additional paid-in-capital	—	29,267	132,859
Deferred compensation	(2,742)	(2,742)	(2,742)
Accumulated equity (deficit):
Accumulated earnings from inception, less distributions to members (1)(5)(7)	(64,516)	(56,327)	(58,353)
Accumulated other comprehensive income	(343)	(343)	(343)

Total equity/(deficit)(6)	(38,299)	(30,110)	71,465

Total capitalization	$309,401	$317,590	$315,565

(1)	Reflects the payment of $8.6 million to the CHS Entities in connection with our reorganization and reflects a $510,000 distribution to members in respect to taxes. See “Reorganization.”

(2)	At September 30, 2004, our senior secured credit facilities consisted of two facilities: (i) a $130 million senior first priority secured facility, consisting of a $100 million term loan facility, of which $99.3 million was outstanding at September 30, 2004, and a $30 million revolving credit facility, none of which was outstanding at September 30, 2004; and (ii) a $225 million senior second priority secured term facility of which $213.4 million was outstanding at September 30, 2004. Subsequent to September 30, 2004, we repaid $9.6 million of our senior secured term facilities. We intend to apply the net proceeds from this offering to repay approximately $50.7 million of our second priority secured facility and the balance of approximately $24.9 million to repay a portion of our first priority secured facility. See “Use of Proceeds.”

(3)	Holdings issued 20,000 redeemable preferred units in connection with the 2000 recapitalization. Holders of such preferred units are entitled to an investment return of 13.25% per annum for periods prior to April 10, 2003 and 15.0% per annum thereafter. A portion of the investment return is distributed quarterly under a formula which takes into account federal and certain state and local income tax rates applicable to such investment return. The unpaid portion of the investment return accumulates annually and will be payable upon any redemption or repurchase of the preferred units. Pursuant to the terms of Holdings’ operating agreement, on the closing date of the offering, we will use a portion of the net proceeds of this offering to repurchase all outstanding preferred units. The total amount we expect to pay to repurchase such preferred units, including the unpaid portion of the investment return, is approximately $28.0 million.

(4)	The seller notes were issued in connection with certain acquisitions, with interest rates ranging between 7.0% and 8.0% and maturities between 2005 and 2007.

(5)	Accumulated earnings from inception includes the income tax effects of the corporate conversion which will result in an income tax benefit of $17.3 million.

(6)	The deficit of $38.3 million, as of September 30, 2004, includes $88.8 million in cash distributions to Holdings’ common unit holders made in connection with the 2000 recapitalization.

(7)	Accumulated earnings from inception includes a charge of $2.1 million to write off a portion of debt discount and deferred financing costs due to early extinguishment of debt from the use of proceeds.

DILUTION

       If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value (deficit) per share of our common stock upon the completion of this offering.

       On a pro forma basis to give effect to our reorganization as Delaware corporation, as described in “Reorganization,” our net tangible book value (deficit) as of September 30, 2004 equaled approximately $(272.6) million, or $(7.90) per share of common stock. Net tangible book value (deficit) per share represents the amount of our total tangible assets less total liabilities, divided by the total number of shares of common stock outstanding. After giving effect to the sale of shares of common stock offered by us in this offering at an assumed initial public offering price of $15.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value (deficit), as adjusted, as of September 30, 2004 would have equaled approximately $199.3 million, or $(4.53) per share of common stock. This represents an immediate increase in net tangible book value of $3.37 per share to our existing stockholders and an immediate dilution in net tangible book value of $19.53 per share to new investors of common stock in this offering. The following table illustrates this per share dilution to new investors purchasing our common stock in this offering.

Assumed initial public offering price per share		$15.00
Net tangible book value (deficit) per share at September 30, 2004	$(7.90)
Increase in net tangible book value per share attributable to this offering	3.37

Net tangible book value (deficit) per share after this offering		(4.53)

Dilution per common share to new investors		$19.53

       The following table summarizes the differences between our existing stockholders and new investors, as of September 30, 2004, with respect to the number of shares of common stock issued by us, the total consideration paid and the average price per share paid. The calculations with respect to common shares purchased by new investors in this offering reflect the initial public offering price of $15.00 per share before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

					Average
	Shares Purchased		Total Consideration		Price
					Per
	Number	Percent	Amount	Percent	Share

Existing stockholders	35,487,511	80.7%	$168,954,000	59.5%	$4.76
Exchange of warrants	809,618	1.8%	$—	0.0%	$—
New investors	7,666,667	17.4%	$115,000,005	40.5%	$15.00

Total	43,963,796	100.0%	$283,954,005	100.0%	$6.46

The discussion and tables above assume no exercise of any of the stock options to purchase 1,712,915 shares with exercise prices ranging from $4.88 to $6.14 per share and a weighted average exercise price of $5.22 per share outstanding at September 30, 2004. If all our outstanding options at September 30, 2004 had been exercised, the net tangible book value (deficit) per share, as adjusted, would have been $(4.17) per share, representing an immediate increase in net tangible book value of $0.36 per share to our existing stockholders and an immediate dilution in net tangible book value of $19.17 per share to new investors purchasing shares in this offering.

       If the underwriters’ over-allotment option is exercised in full, sales by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to 28,611,296 shares or approximately 65.1% of the total number of shares of common stock outstanding upon the closing of this offering and will increase the number of shares held by new public investors to 15,352,500 shares or approximately 34.9% of the total number of shares of common stock outstanding after this offering. See “Principal and Selling Stockholders.”

SELECTED HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA

       The selected historical and unaudited pro forma financial data presented below are derived from the audited financial statements of Holdings for the fiscal years ended December 31, 1999, 2000, 2001, 2002, and 2003, and for the nine-month period ended September 30, 2004, and the unaudited financial statements of Holdings for the nine-month period ended September 30, 2003. The selected historical financial data for the nine-month period ended September 30, 2003 is derived from unaudited interim financial statements which, in the opinion of management, include all normal, recurring adjustments necessary to state fairly the data included therein in accordance with GAAP for interim financial information, except for pro forma data. Interim results are not necessarily indicative of the results to be expected for the entire fiscal year. The unaudited pro forma financial data set forth below give effect to our conversion to a Delaware corporation and the completion of this offering, as described in “Use of Proceeds.” The unaudited pro forma financial data are not necessarily indicative of our financial position or results of operations that might have occurred had the transactions they give effect to been completed as of the dates indicated and do not purport to represent what our financial position or results of operations might be for any future period or date. The financial data set forth below should be read in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and unaudited financial statements included elsewhere in this prospectus. The financial information for the years ended December 31, 2001, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004 have been restated as discussed in footnote 1 below.

			Restated(1)

						Nine Months
						Ended
	Fiscal Year Ended December 31,					September 30,

	1999	2000	2001	2002	2003	2003	2004

	(Dollars in thousands)				(Unaudited)
Statement of Operations Data:
Reprographics services	$198,774	$287,995	$338,124	$324,402	$315,995	$242,507	$253,367
Facilities management	14,745	24,624	39,875	52,290	59,311	42,719	53,736
Equipment and supplies sales	10,317	38,480	42,702	42,232	40,654	31,112	29,195

Total net sales	223,836	351,099	420,701	418,924	415,960	316,338	336,298
Cost of sales	134,531	201,390	243,710	247,778	252,028	190,266	196,668

Gross profit	89,305	149,709	176,991	171,146	163,932	126,072	139,630
Selling, general and administrative expenses	53,730	89,371	104,004	103,305	101,252	76,127	81,434
Amortization of intangibles	2,823	3,966	5,801	1,498	1,709	1,269	1,267
Costs incurred in connection with the 2000 recapitalization	—	20,544	—	—	—	—	—
Write-off of intangible assets	—	—	3,438	—	—	—	—

Income from operations	32,752	35,828	63,748	66,343	60,971	48,676	56,929
Other income	638	713	304	541	1,024	1,080	574
Interest expense	(9,215)	(29,238)	(47,530)	(39,917)	(39,390)	(28,958)	(25,089)
Loss on early extinguishment of debt	—	(1,195)	—	—	(14,921)		—

Income before income tax provision	24,175	6,108	16,522	26,967	7,684	20,798	32,414
Income tax provision	4,068	4,784	5,787	6,267	4,131	4,220	6,940

Net income	20,107	1,324	10,735	20,700	3,553	16,578	25,474
Dividends and amortization of discount on preferred members’ equity	—	(2,158)	(3,107)	(3,291)	(1,730)	(1,730)	—

Net income (loss) attributable to common members	20,107	(834)	7,628	17,409	1,823	14,848	25,474
Unaudited pro forma incremental income tax provision(2)	5,304	2,618	2,574	6,211	673	5,180	7,714

Unaudited pro forma net income (loss) attributable to common members	$14,803	$(3,452)	$5,054	$11,198	$1,150	$9,668	$17,760

			Restated(1)

						Nine Months Ended
	Fiscal Year Ended December 31,					September 30,

	1999	2000	2001	2002	2003	2003	2004

	(In thousands, except per unit amounts) (Unaudited)
Net income (loss) attributable to common members per common unit:
Basic	$0.82	$(0.02)	$0.21	$0.48	$0.05	$0.42	$0.72
Diluted	$0.82	$(0.02)	$0.21	$0.47	$0.05	$0.40	$0.68

Unaudited pro forma net income (loss) attributable to common members per common unit:
Basic	$0.60	$(0.10)	$0.14	$0.31	$0.03	$0.27	$0.50
Diluted	$0.60	$(0.10)	$0.14	$0.30	$0.03	$0.26	$0.47

Weighted average units:
Basic	24,571	35,308	36,629	36,406	35,480	35,478	35,488
Diluted	24,571	35,371	36,758	36,723	37,298	37,307	37,474

			Restated(1)

						Nine Months Ended
	Fiscal Year Ended December 31,					September 30,

	1999	2000	2001	2002	2003	2003	2004

						(Unaudited)
	(Dollars in thousands)
Other Financial Data:
Depreciation and amortization(3)	$9,542	$14,942	$25,442	$19,178	$19,937	$15,219	$14,339
Capital expenditures, net	$3,877	$5,228	$8,659	$5,209	$4,992	$3,348	$4,772
Interest expense	$9,215	$29,238	$47,530	$39,917	$39,390	$28,958	$25,089

			Restated(1)

	As of December 31,					As of
						September 30,
	1999	2000	2001	2002	2003	2004

	(Dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$15,814	$31,565	$29,110	$24,995	$17,315	$12,008
Total assets	$204,464	$358,026	$372,583	$395,128	$374,716	$377,617
Long term obligations and mandatorily redeemable preferred and common membership units(4)(5)	$123,951	$359,746	$371,515	$378,102	$360,008	$347,700
Total members’ equity (deficit)(6)	$32,422	$(80,479)	$(78,955)	$(61,082)	$(60,015)	$(38,299)
Working capital	$15,379	$34,742	$24,338	$24,371	$16,809	$27,910

(1)	The accompanying consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004 have been restated to properly record separately identifiable intangible assets including customer relationships and trade names apart from goodwill and reflect amortization expense of such intangible assets previously recorded as goodwill and not subject to amortization. In connection with our acquisition of businesses during the years ended December 31, 2001, 2002, and 2003, and the nine months ended September 30, 2004, we had previously recorded the entire excess purchase price over the fair value of net assets acquired to goodwill. However, we subsequently determined in accordance with provisions of SFAS 141, “Business Combinations,” that approximately $15.9 million of the excess purchase price from these acquisitions should have been allocated to other intangible assets at the respective acquisition dates and amortized over their estimated useful lives. See Note 1 to our consolidated financial statements for additional detail.

The restatement resulted in us recording other intangible assets during the periods ended December 31, 2002 and 2003 and September 30, 2004 consisting of customer relationships of $11.2 million, $615,000, and $484,000, and trade names of $1.4 million, $4,000 and $0, respectively, apart from goodwill at the respective acquisition dates. In addition, the restatement for the years ended December 31, 2001, 2002, and 2003 and the nine months ended September 30, 2003 and 2004 increased previously reported amortization expense by approximately $70,000, $1.3 million, $1.6 million, $1.2 million and $1.2 million, respectively.

The following table represents the effects of the restatement on previously reported balances for all periods presented:

	As Previously Reported			As Restated

	December 31,		September 30,	December 31,		September 30,
	2002	2003	2004	2002	2003	2004
Consolidated Balance Sheets

	(Dollars in thousands)
Goodwill	$242,134	$243,668	$245,999	$228,144	$229,059	$230,639
Other intangible assets	$—	$—	$—	$13,737	$12,647	$11,864
Others assets	$2,030	$2,043	$1,689	$1,734	$1,878	$1,593
Total assets	$395,677	$376,843	$381,209	$395,128	$374,716	$377,617
Accumulated earnings	$54,667	$59,608	$86,994	$53,369	$56,922	$82,396
Total members’ deficit	$(59,784)	$(57,329)	$(33,861)	$(61,082)	$(60,015)	$(38,299)

	As Previously Reported					As Restated

				Nine Months					Nine Months
	Year Ended			Ended		Year Ended			Ended
	December 31,			September 30,		December 31,			September 30,
Consolidated Statements	2001	2002	2003	2003	2004	2001	2002	2003	2003	2004
of Operations

	(Dollars in thousands, except per unit amounts)
Amortization of intangibles	$5,731	$218	$131	$99	$69	$5,801	$1,498	$1,709	$1,269	$1,267
Income from operations	$63,818	$67,623	$62,549	$49,846	$58,394	$63,748	$66,343	$60,971	$48,676	$56,929
Income before income tax provision	$16,592	$28,247	$9,262	$21,968	$34,462	$16,522	$26,967	$7,684	$20,798	$32,414
Income tax provision	$5,802	$6,304	$4,321	$4,417	$7,076	$5,787	$6,267	$4,131	$4,220	$6,940
Net income	$10,790	$21,943	$4,941	$17,551	$27,386	$10,735	$20,700	$3,553	$16,578	$25,474
Net income attributable to common members	$7,683	$18,652	$3,211	$15,821	$27,386	$7,628	$17,409	$1,823	$14,848	$25,474
Net income attributable to common members per common unit
Basic	$0.21	$0.51	$0.09	$0.45	$0.77	$0.21	$0.48	$0.05	$0.42	$0.72
Diluted	$0.21	$0.51	$0.09	$0.42	$0.73	$0.21	$0.47	$0.05	$0.40	$0.68
Unaudited pro forma net income attributable to common members	$5,061	$12,377	$1,804	$10,253	$19,011	$5,054	$11,198	$1,150	$9,668	$17,760
Unaudited pro forma net income attributable to common members per common unit:
Basic	$0.14	$0.34	$0.05	$0.29	$0.54	$0.14	$0.31	$0.03	$0.27	$0.50
Diluted	$0.14	$0.34	$0.05	$0.27	$0.51	$0.14	$0.30	$0.03	$0.26	$0.47

(2)	Until our reorganization, which will be effective prior to the closing of this offering, a substantial portion of our business will continue to operate as a limited liability company, or LLC, and taxed as a partnership. As a result, the members of the LLC pay the income taxes on the earnings. The unaudited pro forma incremental income tax provision amounts reflected in the table above were calculated as if our reorganization became effective on January 1, 1999.

(3)	Depreciation and amortization includes a write-off of intangible assets of $3.4 million for the year ended December 31, 2001.

(4)	In July 2003, we adopted SFAS No. 150,“Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” In accordance with SFAS No. 150, the redeemable preferred equity of Holdings has been reclassified in our financial statements as a component of our total debt upon our adoption of this new standard. The redeemable preferred equity amounted to $25.8 million as of December 31, 2003 and $27.3 million as of September 30, 2004. SFAS No. 150 does not permit the restatement of financial statements for periods prior to the adoption of this standard.

(5)	Redeemable common membership units amounted to $6.0 million and $8.1 million at December 31, 2000 and 2001, respectively.

(6)	The decline in total members’ equity (deficit) from December 31, 1999 to December 31, 2000 was a result of an $88.8 million cash distribution to Holdings’ common unit holders in connection with the 2000 recapitalization and the reclassification of $20.3 million of preferred equity issued in connection with the 2000 recapitalization upon the adoption of SFAS No. 150 in July 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       The following discussion should be read in conjunction with our consolidated financial statements and the related notes and other financial information appearing elsewhere in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those indicated in forward-looking statements. See “Risk Factors” and “Forward-Looking Statements.”

Overview

       We are the leading reprographics company in the United States providing business-to-business document management services to the architectural, engineering and construction industry, or AEC industry. We also provide these services to companies in non-AEC industries, such as the technology, financial services, retail, entertainment, and food and hospitality industries, that also require sophisticated document management services.

       From late 2001 through late 2003, we experienced a decline in net sales due to the overall softness in the U.S. economy, coupled with declining non-residential construction spending. Since approximately half of our net sales are derived from our operations in California, the significant downturn in the technology sector in this area further contributed to the decline of our net sales. Despite acquisition activity, our net sales declined from $420.7 million in 2001 to $416.0 million in 2003. In the nine months ended September 30, 2004, we have seen an improvement in sales due to the improvement of the overall U.S. economy and increased spending in the non-residential construction sector. Net sales increased 6.3% to $336.3 million compared to the same period in 2003.

       A significant component our growth has been related to acquisitions. In 2001, we acquired 14 reprographics companies for a total cost of $32.6 million. In 2002, we acquired eight companies for a total cost of $34.4 million, and in 2003, we acquired four companies for a total cost of $870,000. In the nine months ended September 30, 2004, we have acquired three companies for a total cost of $1.4 million. Subsequent to September 30, 2004, we acquired four reprographics companies and one distributor of reprographics equipment and supplies for a total cost of $1.9 million. As part of our growth strategy, we also have recently begun opening and operating branch service centers, which we view as a relatively low cost, rapid form of market expansion. Our branch openings require modest capital expenditures and are expected to generate operating profit within 12 months from opening. We have opened 17 new branches in key markets since September 2003 and expect to open an additional 15 branches by the end of the first quarter of 2005. To date, each branch that has been open at least 12 months has generated operating profit.

       During 2003, we began our strategy of licensing our PlanWell technology to other independent reprographers. This strategy is designed to increase the market penetration of our PlanWell technology, while offsetting a portion of its development costs through the generation of licensing revenues. In 2003, we also started PEiR (Profit and Education in Reprographics), a privately held trade organization through which we charge membership fees and provide purchasing, technology and educational benefits to other reprographers, while promoting our reprographics technology as the industry standard. PEiR currently consists of 45 independent reprographics companies.

       In December 2003, we refinanced our debt structure with the issuance of $225 million of second lien financing combined with a $130 million first lien debt package. This refinancing resulted in interest savings to the company for the nine months ended September 30, 2004 of approximately $6.2 million compared to the same period in 2003. These savings were partially offset by rising interest rates.

       We continue to focus on our key opportunities, which include: the expansion of our market share, our national footprint of reprographics centers and our facilities management programs; the establishment of PlanWell as the industry standard for procuring digital reprographics online; and the expansion of our service offerings to non-AEC related industries.

Factors Affecting Financial Performance

       Based on a review of the top 30% of our customers, representing approximately 90% of our net sales, and designating our customers as either AEC or non-AEC based on their primary use of our services, we believe that sales to the AEC market accounted for approximately 80% of our net sales for the nine months ended September 30, 2004, with the remaining 20% consisting of sales to non-AEC markets. As a result, our operating results and financial condition are significantly impacted by various economic factors affecting the AEC industry, such as non-residential construction spending, GDP growth, interest rates, employment rates, office vacancy rates, and government expenditures. Similar to the AEC industry, we believe that the reprographics industry typically lags the recovery in the broader economy by approximately six months.

       During the period from 2001 to 2003, non-residential construction activity in the United States declined as the overall economy softened and commercial vacancy rates increased. The consequent downturn in the AEC industry was the primary reason for the decline in our net sales during this period. Through cost cutting and aggressive sales and marketing, we were able to hold our operating margins fairly steady. Operating margins were 15.2% in 2001, 15.8% in 2002 and 14.7% in 2003. For the nine months ended September 30, 2004, our operating margins and net sales increased compared to the same period in 2003. Operating margins were 15.4% and 16.9% for the nine months ended September 30, 2003 and 2004, respectively.

Key Financial Measures

       The following key financial measures are used by our management to operate and assess the performance of our business: net sales and costs and expenses.

Net Sales

       Net sales represent total sales less returns, discounts and allowances. These sales consist of document management services, document distribution and logistics services, print-on-demand services, reprographics equipment and supplies sales, software licenses and PEiR memberships. We generate sales by individual orders through commissioned sales personnel and, in some cases, pursuant to national contracts. Our document management, document distribution and logistics, and print-on-demand services, including the use of PlanWell by our customers, are typically invoiced to a customer as part of a combined per square foot printing cost and, as such, it is impractical to allocate revenue levels for each item separately. Revenues for these services are included under the caption “Reprographics services.”

       Facilities management revenues are generated from printing produced in our customers’ locations on machines that we own or lease. Generally, this revenue is derived via a single cost per square foot of printed material, similar to our “Reprographics services” revenue.

       In 2003, our reprographics services represented approximately 76% of our net sales, facilities management revenues represented approximately 14%, and sales of reprographics equipment and supplies sales represented approximately 10%. Although our PlanWell and other software licenses and our PEiR memberships are strategic to providing our other services, to date these services have not been significant revenue contributors.

       We identify reportable segments based on how management internally evaluates financial information, business activities and management responsibility. On that basis, we operate in a single reportable business segment.

       To a large extent, our continued engagement by our customers for successive jobs depends upon the customer’s satisfaction with the quality of services that we provide. Our customer orders tend to be of a short-run, but recurring, nature. Since we do not operate with a backlog, it is difficult for us to predict the number, size and profitability of reprographics work that we expect to undertake more than a few weeks in advance.

Costs and Expenses

       Our cost of sales consists primarily of paper, toner and other consumables, labor, and maintenance, repair, rental and insurance costs associated with operating our facilities and equipment, along with depreciation charges. Paper cost is the most significant component of our material cost; however, paper pricing typically does not impact our operating margins because changes in paper pricing are generally passed on to our customers. We closely monitor material cost as a percentage of net sales to measure volume and waste. We also track labor utilization, or net sales per employee, to measure productivity and determine staffing levels.

       We maintain low inventory balances as well as low levels of other working capital requirements. In addition, capital expenditure requirements are low as most facilities and equipment are leased, with overall capital spending averaging approximately 1.5% of annual net sales over the last three years. Since we typically lease our reprographics equipment for periods averaging between three and five years, we are able to upgrade our equipment in response to rapid changes in technology.

       Our selling expenses generally include the salaries and commissions paid to our sales professionals, along with promotional, travel and entertainment costs. Our general and administrative expenses generally include the salaries and benefits paid to support personnel at our reprographics businesses and our corporate staff, as well as office rent, utilities, insurance and communications expenses, and various professional services.

       Our general and administrative expenses also include management fees paid to CHS Management IV LP in accordance with a management agreement entered into in connection with our recapitalization in 2000. These management fees, which may not exceed $1 million in any year, amounted to $803,000 during 2001, $889,000 during 2002, $858,000 during 2003, $622,000 during the nine months ended September 30, 2003, and $618,000 during the nine months ended September 30, 2004. The management agreement will be terminated upon the completion of this offering.

Impact of Conversion from an LLC to a Corporation

       Immediately prior to this offering, we will reorganize from a California limited liability company to a Delaware corporation, American Reprographics Company. In the reorganization, the members of Holdings will exchange their common units and options to purchase common units for shares of our common stock and options to purchase shares of our common stock. As required by the operating agreement of Holdings, we will repurchase all of the preferred equity of Holdings upon the closing of this offering with a portion of the net proceeds from this offering. As part of the reorganization, all outstanding warrants to purchase common units will be exchanged for shares of our common stock. We do not expect any significant impact on our operations as a result of the reorganization apart from an increase in our effective tax rate due to corporate level taxes, which will be offset by the elimination of tax distributions to our members and the recognition of deferred income taxes upon our conversion from a California limited liability company to a Delaware corporation.

Income Taxes

       Holdings and Opco, through which a substantial portion of our business is operated, are limited liability companies which are taxed as partnerships. As a result, the members of Holdings pay income taxes on the earnings of Opco, which are passed through to Holdings. Certain divisions are consolidated in Holdings and are treated as separate corporate entities for income tax purposes (the consolidated corporations). These consolidated corporations pay income tax and record provisions for income taxes in their financial statements. Following the reorganization of our company to a

Delaware corporation, our earnings will be subject to federal, state and local taxes at a combined statutory rate of approximately 43%, which is lower than our pro forma effective income tax rate of 45.2% for the period ended September 30, 2004 due to the redemption of our preferred equity and the related nondeductible interest expense.

Members’ Deficit and Capital Accounts

       Our members’ deficit of $38.3 million as of September 30, 2004 includes $88.8 million in cash distributions to our common unit holders made in connection with our recapitalization in 2000 and previous cash distributions made to the members of Holdings to provide them with funds to pay taxes owed for their share of our profits as a limited liability company.

       Immediately prior to our reorganization, we will make a cash distribution to all members of Holdings of the estimated amount due the members with respect to such taxes in the amount of approximately $510,000. After the closing of this offering, when the members’ final tax liability has been calculated, we will make a final payment for the balance, if any, due to the members. In addition, due to their tax attributes, certain of our members, CHS Associates IV and ARC Acquisition Co., L.L.C. (the “CHS Entities”), have in the past elected to receive less than their proportionate share of distributions for such taxes and are owed a distribution of approximately $8.6 million. These distributions are not accrued at September 30, 2004, but will become payable and recorded immediately prior to the reorganization and consummation of this offering. The effects of all the proposed distributions have been reflected in the pro forma balance sheet at September 30, 2004 on page F-4 of this prospectus. We may also make a further distribution to the CHS Entities after the closing of this offering if the estimated payment to the CHS Entities does not fully offset such shortfall.

Acquisitions

       Our financial results during the periods discussed below were impacted by the acquisition of 14 reprographics businesses in 2001 for a total purchase price of $32.6 million, eight acquisitions in 2002 for a total purchase price of $34.4 million, four acquisitions in 2003 for a total purchase price of $870,000 and three acquisitions in the nine months ended September 30, 2004 for a total purchase price of $1.4 million. Because each acquisition was accounted for using the purchase method of accounting, our consolidated income statements reflect sales and expenses of acquired businesses only for post-acquisition periods. For more details regarding these acquisitions, see Note 2 to our consolidated financial statements.

       In connection with certain large acquisitions, we have made certain payments to employees of the acquired companies that could not be capitalized and included in goodwill because such payments represented compensation expense. These expenses are included in selling, general and administrative expenses in our consolidated financial statements and amounted to $1.4 million and $1.5 million in 2001 and 2002, respectively. There were no such expenses incurred during 2003 and the nine months ended September 30, 2004.

Restatement of Consolidated Financial Statements

       The accompanying consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004 have been restated to properly record separately identifiable intangible assets including customer relationships and trade names apart from goodwill and reflect amortization expense of such intangible assets previously recorded as goodwill and not subject to amortization. In connection with our acquisition of businesses during the years ended December 31, 2001, 2002, and 2003, and the nine months ended September 30, 2004, we had previously recorded the entire excess purchase price over the fair value of net assets acquired to goodwill. However, we subsequently determined in accordance with provisions of SFAS 141, “Business Combinations,” that approximately $15.9 million of the excess purchase price from these acquisitions should have been allocated to other intangible assets at the respective acquisition dates and amortized over their estimated useful lives.

       The restatement resulted in us recording other intangible assets during the periods ended December 31, 2002 and 2003 and September 30, 2004 consisting of customer relationships of $11.2 million, $615,000, and $484,000, and trade names of $1.4 million, $4,000 and $0, respectively, apart from goodwill at the respective acquisition dates. In addition, the restatement for the years ended December 31, 2001, 2002, and 2003 and the nine months ended September 30, 2003 and 2004 increased previously reported amortization expense by approximately $70,000, $1.3 million, $1.6 million, $1.2 million and $1.2 million, respectively. For additional detail on the effects of the restatement on previously reported balances, please see Note 1 to our consolidated financial statements.

Controls and Procedures

       In light of the aforementioned restatement of our financial statements due to the misapplication of purchase accounting, our independent registered public accounting firm notified us that our procedures were inadequate for appropriately assessing and applying purchase accounting principles. Our external auditors have concluded that this constitutes a material weakness as defined in Statement on Auditing Standards No. 60. We have revised our policies and procedures such that, in connection with material future acquisitions that are consummated, we will engage independent valuation consultants to assist us in determining the values to be assigned to intangible assets pursuant to FAS 141. We believe that this process will adequately address this control deficiency.

Critical Accounting Policies

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We evaluate our estimates and assumptions on an ongoing basis and rely on historical experience and various other factors that we believe to be reasonable under the circumstances to determine such estimates. Actual results could differ from those estimates and such differences may be material to the consolidated financial statements. We believe the critical accounting policies and areas that require more significant judgments and estimates used in the preparation of our consolidated financial statements to be: goodwill and other intangible assets; allowance for doubtful accounts; and commitments and contingencies.

Goodwill and Other Intangible Assets

       Effective January 1, 2002, we adopted Statement of Financial Accounting Standard (SFAS) No. 142, “Goodwill and Other Intangible Assets,” which requires, among other things, the use of a nonamortization approach for purchased goodwill and certain intangibles. Under a nonamortization approach, goodwill and intangibles having an indefinite life are not amortized, but instead will be reviewed for impairment at least annually or if an event occurs or circumstances indicate the carrying amount may be impaired. Events or circumstances which could indicate an impairment include a significant change in the business climate, economic and industry trends, legal factors, negative operating performance indicators, significant competition, changes in our strategy or disposition of a reporting unit or a portion thereof. Goodwill impairment testing is performed at the reporting unit level.

       SFAS 142 requires that goodwill be tested for impairment using a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test must be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

       Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to such reporting units, assignment of goodwill to such reporting units, and determination of the fair value of each reporting unit. The fair value of each reporting unit is estimated using a discounted cash flow methodology. This requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, the useful life over which cash flows will occur, and determination of our weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

       We have selected September 30 as the date on which we will perform our annual goodwill impairment test. Based on our valuation of goodwill, no impairment charges related to the write-down of goodwill were recognized for the years ended December 31, 2002 and 2003. During the year ended December 31, 2001, we wrote-off $3.4 million of goodwill recorded from an acquisition completed during 2000 because the business was closed in 2001 due to underperformance.

       Other intangible assets that have finite useful lives are amortized over their useful lives. An impaired asset is written down to fair value. Intangible assets with finite useful lives consist primarily of not-to-compete covenants, trade names, and customer relationships and are amortized over the expected period of benefit which ranges from two to twenty years using the straight-line and accelerated methods. Customer relationships are amortized under an accelerated method which reflects the related customer attrition rates and trade names are amortized using the straight-line method.

Allowance for Doubtful Accounts

       We perform periodic credit evaluations of the financial condition of our customers, monitor collections and payments from customers, and generally do not require collateral. Receivables are generally due within 30 days. We provide for the possible inability to collect accounts receivable by recording an allowance for doubtful accounts. We write-off an account when it is considered to be uncollectible. We estimate our allowance for doubtful accounts based on historical experience, aging of accounts receivable, and information regarding the creditworthiness of our customers. To date, uncollectible amounts have been within the range of management’s expectations.

Commitments and Contingencies

       In the normal course of business, we estimate potential future loss accruals related to legal, tax and other contingencies. These accruals require management’s judgment on the outcome of various events based on the best available information. However, due to changes in facts and circumstances, the ultimate outcomes could be different than management’s estimates.

Non-GAAP Measures

       EBIT, EBITDA and Adjusted EBITDA (and related ratios presented in this prospectus) are supplemental measures of our performance that are not required by, or presented in accordance with GAAP. These measures are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income, income from operations, or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating, investing or financing activities as a measure of our liquidity.

       EBIT represents net income before interest and taxes. EBITDA represents net income before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the impact of costs incurred in connection with our recapitalization in 2000 and loss on early extinguishment of debt. Adjusted EBIT margin is a non-GAAP measure that is calculated by subtracting depreciation and amortization from adjusted EBITDA and dividing the result by net sales. Adjusted EBITDA margin is a non-GAAP measure that is calculated by dividing adjusted EBITDA by net sales.

       We calculate Adjusted EBITDA by adjusting EBITDA to eliminate the impact of a number of items we do not consider indicative of our ongoing operations and for the other reasons noted below. You are encouraged to evaluate each adjustment and whether you consider it appropriate. In addition, in evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in the presentation of Adjusted EBITDA. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

       We present EBIT, EBITDA and Adjusted EBITDA (and related ratios presented in this prospectus) because we consider them important supplemental measures of our performance and liquidity and believe that such measures are meaningful to investors because they are used by management for the reasons discussed below.

       We use EBIT as a metric to measure and compare the performance of our divisions. We operate our 42 divisions as separate business units, but manage debt and taxation at the corporate level. As a result, EBIT is the best measure of divisional profitability and the most useful metric by which to measure and compare the performance of our divisions. We also use EBIT as a metric to measure performance for the purpose of determining compensation at the division level and use EBITDA and Adjusted EBITDA to measure performance and determine compensation at the consolidated level. We also use EBITDA as a metric to manage cash flow from our divisions to the corporate level and to determine the financial health of each division. As noted above, because our divisions do not incur interest or income tax expense, the cash flow from each division should be equal to the corresponding EBITDA of each division, assuming no other changes to a division’s balance sheet. As a result, we reconcile EBITDA to cash flow on a monthly basis as one of our key internal controls. We also use EBIT, EBITDA and Adjusted EBITDA to evaluate potential acquisitions and to evaluate whether to incur capital expenditures. In addition, certain covenants in our credit agreements require compliance with financial ratios based on Adjusted EBITDA (as defined in our credit agreements).

       EBIT, EBITDA and Adjusted EBITDA (and related ratios presented in this prospectus) have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	they do not reflect our cash expenditures, or future requirements for capital expenditures and contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

•	Adjusted EBITDA does not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations, as discussed in our presentation of “Adjusted EBITDA” in this prospectus; and

•	other companies, including companies in our industry, may calculate these measures differently than we do, limiting their usefulness as comparative measures.

       Because of these limitations, EBIT, EBITDA and Adjusted EBITDA (and related ratios presented this prospectus) should not be considered as measures of discretionary cash available to us to invest in the growth of our business or reduce our indebtedness. We compensate for these limitations by relying primarily on our GAAP results and using EBIT, EBITDA and Adjusted EBITDA only supplementally. For more information, see our consolidated financial statements and related notes included elsewhere in this prospectus.

       The following is a reconciliation of cash flows provided by operating activities to EBIT, EBITDA and unaudited pro forma net income:

	Restated(1)

	Fiscal Year Ended			Nine Months Ended
	December 31,			September 30,

	2001	2002	2003	2003	2004

				(Unaudited)

	(Dollars in thousands)
Cash flows provided by operating activities	$53,151	$56,413	$48,237	$46,909	$42,419
Changes in operating assets and liabilities	2,399	(4,040)	(1,102)	(3,878)	2,609
Non-cash expenses, including depreciation and amortization	(44,815)	(31,673)	(43,582)	(26,453)	(19,554)
Income tax provision	5,787	6,267	4,131	4,220	6,940
Interest expense	47,530	39,917	39,390	28,958	25,089

EBIT	64,052	66,884	47,074	49,756	57,503
Depreciation and amortization	25,442	19,178	19,937	15,219	14,339

EBITDA	89,494	86,062	67,011	64,975	71,842
Interest expense	(47,530)	(39,917)	(39,390)	(28,958)	(25,089)
Income tax provision and unaudited pro forma incremental income tax provision	(8,361)	(12,478)	(4,804)	(9,400)	(14,654)
Depreciation and amortization	(25,442)	(19,178)	(19,937)	(15,219)	(14,339)
Dividends and amortization of discount on preferred members’ equity	(3,107)	(3,291)	(1,730)	(1,730)	—

Unaudited pro forma net income attributable to common members	$5,054	$11,198	$1,150	$9,668	$17,760

(1)	See Note 1 to the consolidated financial statements.

       The following is a reconciliation of net income to EBITDA and to Adjusted EBITDA:

	Restated(1)

	Fiscal Year Ended			Nine Months Ended
	December 31,			September 30,

	2001	2002	2003	2003	2004

				(Unaudited)

	(Dollars in thousands)
Net income	$10,735	$20,700	$3,553	$16,578	$25,474
Interest expense, net	47,530	39,917	39,390	28,958	25,089
Income tax provision	5,787	6,267	4,131	4,220	6,940
Depreciation and amortization	25,442	19,178	19,937	15,219	14,339

EBITDA	89,494	86,062	67,011	64,975	71,842
Loss on early extinguishment of debt	—	—	14,921	—	—

Adjusted EBITDA	$89,494	$86,062	$81,932	$64,975	$71,842

(1)	See Note 1 to the consolidated financial statements.

       The following is a reconciliation of our net income margin to Adjusted EBIT margin and Adjusted EBITDA margin:

	Restated(1)

				Nine Months
	Fiscal Year Ended			Ended
	December 31,			September 30,

	2001	2002	2003	2003	2004

				(Unaudited)
Net income margin	2.6%	4.9%	0.9%	5.2%	7.6%
Interest expense, net	11.3%	9.5%	9.5%	9.2%	7.5%
Income tax provision	1.4%	1.5%	1.0%	1.3%	2.1%
Loss on early extinguishment of debt	—	—	3.6%	—	—

Adjusted EBIT margin	15.2%	16.0%	14.9%	15.7%	17.1%
Depreciation and amortization	6.0%	4.6%	4.8%	4.8%	4.3%

Adjusted EBITDA margin	21.3%	20.5%	19.7%	20.5%	21.4%

(1)	See Note 1 to the consolidated financial statements.

Results of Operations

       The following table provides information on the percentages of certain items of selected financial data compared to net sales for the periods indicated:

	Restated(1)

	As a Percentage of Net Sales

	Fiscal Year Ended			Nine Months Ended
	December 31,			September 30,

	2001	2002	2003	2003	2004

				(Unaudited)
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	57.9	59.1	60.6	60.1	58.5

Gross profit	42.1	40.9	39.4	39.9	41.5
Selling, general and administrative expenses	24.7	24.7	24.3	24.1	24.2
Amortization of intangibles	1.4	0.4	0.4	0.4	0.4
Write-off of intangible assets	0.8	—	—	—	—

Income from operations	15.2	15.8	14.7	15.4	16.9
Other income	0.1	0.1	0.2	0.3	0.2
Interest expense, net	(11.3)	(9.5)	(9.5)	(9.2)	(7.5)
Loss on early extinguishment of debt	—	—	(3.6)	—	—

Income before income tax provision	4.0	6.4	1.8	6.5	9.6
Income tax provision	(1.4)	(1.5)	(1.0)	(1.3)	(2.1)

Net income	2.6%	4.9%	0.8%	5.2%	7.5%

(1) See Note 1 to the consolidated financial statements.

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003

	Restated(1)

	Nine Months
	Ended
	September 30,		Increase (decrease)

	2003	2004	(In dollars)	(Percent)

	(In millions)
Reprographics services	$242.5	$253.4	$10.9	4.5%
Facilities management	42.7	53.7	11.0	25.8
Equipment and supplies sales	31.1	29.2	(1.9)	(6.1)
Total net sales	$316.3	$336.3	$20.0	6.3%

Gross profit	$126.1	$139.6	$13.5	10.8%
Selling, general and administrative expenses	$76.1	$81.4	$5.3	7.0%
Amortization of intangibles	$1.3	$1.3	$—	—%
Interest expense, net	$29.0	$25.1	$(3.9)	(13.4)%
Income taxes	$4.2	$6.9	$2.7	64.3%
Net income	$16.6	$25.5	$8.9	53.6%
EBITDA	$65.0	$71.8	$6.8	10.5%

(1) See Note 1 to the consolidated financial statements.

       Net Sales. Net sales increased for the nine months ended September 30, 2004 compared to the same 2003 period primarily attributable to the improvement of the U.S. economy, particularly in the Western United States, acquisition activity, the expansion of our revenue base through the opening of new branches, and by increasing our market share in certain markets. Of the $20.0 million increase in our 2004 net sales, $17.1 million was attributable to organic revenue growth (which includes $2.5 million from the opening of new branches) and $2.9 million was attributable to our acquisition activity during 2003 and 2004. Prices during this period remained relatively stable, indicating that our revenue increases were primarily volume driven. As job creation in the United States continues to move forward, and commercial vacancy rates in the United States continue to decline, we expect to see similar revenue trends in our reprographics services.

       While revenue from reprographics services and facilities management increased, our revenue generated from sales of equipment and supplies sales decreased. This was due to our ability to convert many of our equipment sales contracts into facilities management contracts. We believe that the recurring revenues from such facilities management contracts that span over several years should make our revenue profile more stable. This ability to convert our equipment sales contracts into facilities management contracts, coupled with the increased decentralized nature of the architectural, engineering and construction, or AEC industry, leads us to believe that facilities management revenue will continue to increase in the near term.

       Net sales by geographic region were as follows:

	Nine Months
	Ended
	September 30,		Increase (decrease)

	2003	2004	(In dollars)	(Percent)

	(In millions)
Southern California	$97.2	$105.2	$8.0	8.2%
Northern California	$59.2	$64.1	$4.9	8.3%
Southern	$46.7	$51.6	$4.9	10.5%
Midwest	$41.4	$38.5	$(2.9)	(7.0)%
Northeast	$53.3	$57.8	$4.5	8.4%
Pacific Northwest	$18.5	$19.1	$0.6	3.2%

Total	$316.3	$336.3

       The increase in net sales from our Southern California divisions in the 2004 period was driven by our efforts to capture market share combined with a strong local economy. The increase in net sales from our Northern California divisions in the 2004 period was due to improving economic conditions, business derived from new markets we entered, and increased market share. The increase in net sales from our Southern United States division in the 2004 period was driven primarily by strong construction activity in Las Vegas and Tampa. The decline in net sales from our Midwest divisions in the 2004 period was due to the continued softness in the manufacturing economy coupled with high unemployment rates in this region’s major markets. The increase in net sales from our Northeast divisions in the 2004 period was due to new business gained from facilities management customers from a company that filed for bankruptcy in New York in 2003. Excluding this purchase, net sales in the Northeast remained essentially flat due to the continued sluggish AEC economy in the Northeast since the 9/11 terrorist attacks.

       Gross Profit. Our gross profit increased for the nine months ended September 30, 2004 compared to the same period in 2003 due primarily to the increase in our net sales coupled with the fixed cost nature of our leases for production equipment and facilities. The gross margin realized on our incremental sales increase during this period amounted to 67.5%. Our overall gross margin improved by approximately 1.6 percentage points to 41.5% for the nine months ended September 30, 2004 compared to 39.9% in the comparable 2003 period. We were able to reduce our material cost as a percentage of net sales from 16.2% in the 2003 period to 15.4% in the 2004 period due to a negotiated reduction in the cost of material from one of our major vendors, coupled with better waste control procedures. Production labor cost as a percentage of net sales increased slightly from 21.4% in the 2003 period to 21.9% in the 2004 period due to the hiring of additional production labor in anticipation of continued revenue increases coupled with an increase in employee health benefits costs. Production overhead as a percent of revenue decreased from 22.6% in the nine months ended September 30, 2003 to 21.1% in 2004 due to the fixed cost nature of the expense coupled with the net sales increase.

       Selling, General and Administrative Expenses. Selling, general and administrative expenses increased for the nine months ended September 30, 2004 compared to the same 2003 period primarily due to higher sales commissions related to increased sales and higher incentive bonus accruals during 2004 compared to 2003 related to improved operating results. As a percentage of net sales, selling, general and administrative expenses during the nine month periods ended September 30, 2003 and 2004 increased slightly from 24.1% to 24.2%, respectively, despite the increase in net sales due to our larger sales force and increased selling and marketing activities during 2004 as we continued to pursue market share expansion. Our general and administrative expenses in the 2003 and 2004 nine month-periods included $0.6 million of management fees paid to CHS Management IV LP in accordance with a management agreement entered into in connection with our recapitalization in 2000. These management fees will cease after our initial public offering. We expect that our selling, general and administrative expenses will increase in absolute dollars due to increased legal and accounting fees as a public company, including costs associated with evaluating and enhancing our internal control over financial reporting.

       Amortization of Intangibles. Amortization of intangibles for the nine months ended September 30, 2004 remained flat compared to the same period in 2003.

       Interest Expense, Net. Net interest expense decreased for the nine months ended September 30, 2004 compared to the same period in 2003 due to the refinancing of our debt in December 2003, which lowered our overall effective interest rate in 2004 by approximately two percentage points. Also, since September 30, 2003, we have reduced our outstanding debt by $30.9 million. Partially offsetting these interest expense reductions was the additional interest expense recognized with the adoption of FAS 150. FAS 150 required that we treat our redeemable preferred stock as debt from the effective date of July 1, 2003. As a result, we incurred three months of this interest expense in 2003 amounting to $0.9 million, compared to nine months of interest expense amounting to $2.9 million for the same period in 2004.

       During the nine months ended September 30, 2003, the interest benefit from our interest rate swap contracts was $4.0 million. The interest rate swap contracts expired in September 2003, and we entered into a new interest rate hedge in September 2003. This hedge instrument is accounted for as a hedge, and fluctuations in the market value of the hedge do not impact our income statement. Absent significant acquisition activity and continued increases in interest rates, we expect that our interest expense would decline as a result of the repayment of debt from the proceeds of this offering.

       Income Taxes. Income tax provision increased for the nine months ended September 30, 2004 compared to the same period in 2003 primarily due to higher pretax income at the consolidated corporations. Our overall effective income tax rate for the 2004 period increased to 21.4% compared to 20.3% in the comparable 2003 period. We expect our overall effective income tax rate to increase to approximately 43.0% due to our conversion to a corporation as part of this offering.

       We provided for pro forma income taxes of $14.7 million for the nine months ended September 30, 2004 and $9.4 million for the nine months ended September 30, 2003. Our overall effective pro forma income tax rate was 45.2% for the same 2004 and 2003 periods.

       Net Income. Net income increased for the nine months ended September 30, 2004 compared to the same period in 2003 primarily related to increased sales resulting from the improvement in the overall U.S. economy, increased AEC activity, as well as our reduced interest expense due to the refinancing of our debt in December 2003.

       EBITDA. Our EBITDA margin increased to 21.4% in the nine months ended September 30, 2004 compared to 20.5% in the same 2003 period primarily due to higher revenues. For a reconciliation of EBITDA to pro forma net income, please see “— Non-GAAP Measures” above.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

	Restated(1)

	Year Ended
	December 31,		Increase (decrease)

	2002	2003	(In dollars)	(Percent)

	(In millions)
Reprographics services	$324.4	$316.1	$(8.3)	(2.6)%
Facilities management	52.3	59.3	7.0	13.4
Equipment and supplies sales	42.2	40.6	(1.6)	(3.8)

Total net sales	$418.9	$416.0	$(2.9)	(0.7)%
Gross profit	$171.1	$163.9	$(7.2)	(4.2)%
Selling, general and administrative expenses	$103.3	$101.3	$(2.0)	(1.9)%
Amortization of intangibles	$1.5	$1.7	$0.2	13.0%
Interest expense, net	$(39.9)	$(39.4)	$0.5	1.3%
Income taxes	$6.3	$4.1	$(2.2)	(34.9)%
Net income	$20.7	$3.6	$(17.1)	(82.6)%
EBITDA	$86.1	$67.0	$(19.1)	(22.2)%
Adjusted EBITDA	$86.1	$81.9	$(4.2)	(4.9)%

(1) See Note 1 to the consolidated financial statements.

       Net Sales. Net sales decreased in 2003 compared to 2002 primarily due to the continued slowdown in the economy and the AEC industry, particularly in our Northern California and Northeast divisions, and the continued pricing pressure on our sales due to reduction in activity levels due to contraction in the economy. As is typical in our industry, as the volume of reprographic business declines due to lower non-residential construction spending, we also saw prices decline. During this period, we experienced a contraction in the volume of reprographics work performed and a reduction in the prices of these services. Our acquisitions in 2002 and 2003 partially offset this negative trend. Excluding the benefit of acquisitions completed in 2002 and 2003, our net sales would have decreased by $19.9 million or 5.1%. Facilities management revenue increased due to our ability to convert our equipment sales contracts into facilities management contracts and the further decentralization of operations in the AEC industry. As this trend continues, AEC industry participants should require more output devices to support their additional facilities.

       Net sales by geographic region were as follows:

	Year Ended
	December 31,		Increase (decrease)

	2002	2003	(In dollars)	(Percent)

	(In millions)
Southern California	$112.7	$127.6	$14.9	13.1%
Northern California	$88.1	$77.5	$(10.6)	(12.1)%
Southern	$62.4	$62.1	$(0.3)	(0.5)%
Midwest	$53.9	$52.9	$(1.0)	(1.8)%
Northeast	$77.4	$71.9	$(5.5)	(7.1)%
Pacific Northwest	$24.3	$24.0	$(0.3)	(1.2)%

Total	$418.9	$416.0

       The increase in net sales in our Southern California divisions was primarily due to the acquisition of Consolidated Reprographics in May 2002. The decline in net sales derived from our divisions located in Northern California was a result of the continued soft economy and high commercial vacancy rates created from the continued contraction in the internet and technology sectors. The decrease in net sales from our Northeast divisions in 2003 compared to 2002 was due to the economic slowdown in New York City and Washington, D.C. after the 9/11 terrorist attacks. Additionally, our Washington, D.C. division was negatively affected by the entry of another reprographics firm in this market.

       Gross Profit. Our gross profit declined in 2003 compared to 2002 mainly due to lower net sales in 2003, particularly in Northern California and the Northeast where aggregate net sales in 2003 declined by $16.1 million, combined with strong pricing pressure which reduced our profit margins. Our overall gross profit margin declined by 1.5 percentage points to 39.4% in 2003 from 40.9% in 2002, driven primarily by the fixed cost nature of our equipment and facility leases. Production overhead as a percentage of net sales, which includes lease and maintenance costs, increased from 17.5% in 2002 to 19.0% in 2003. Additionally, our cost of production labor increased $373,000 due to increased health and workers compensation insurance rates. These increases were partially offset by a decrease in our material cost as a percentage of net sales.

       Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased by $2.0 million in 2003 compared to 2002 primarily due to a $1.5 million charge in 2002 related to non-recurring signing bonuses paid to the senior management of a division acquired in 2002. Excluding such signing bonuses, selling, general and administrative expenses for 2003 remained flat compared to 2002, despite the decrease in our net sales and gross profit, because we pursued market share expansion amid difficult industry conditions. As a result, our selling and marketing expenses increased by $1.0 million in 2003 compared to 2002 despite lower net sales in 2003. This was offset by a $2.5 million decrease in general and administrative expenses in 2003, which was primarily due to lower incentive bonus accruals resulting from the decline in our operating results. Our general and administrative expenses in 2003 included $858,000 of management fees.

       Amortization of Intangibles. Amortization of intangibles increased in 2003 compared to 2002 due to higher amortization of intangible assets resulting from acquisitions during 2002, particularly our acquisition of Consolidated Reprographics.

       Interest Expense, Net. Net interest expense increased in 2003 due primarily to a net interest benefit from our interest rate swap contracts of $4.0 million in 2003 compared to a net interest benefit of $1.6 million in 2002, which was partially offset by a higher monthly average total debt balance during 2003 compared to 2002. Our monthly average total debt balance was higher during 2003 because of our acquisition of Consolidated Reprographics in May 2002 for which we incurred $20.0 million of net borrowings. The interest benefit related to the interest rate swap contracts was due to the improvement in the market value of the interest rate swap contracts as they moved closer to their expiration dates in September 2003.

       Income Taxes. Our income tax provision decreased for 2003 primarily due to lower pretax income at the consolidated corporations. Our overall effective income tax rate was 23.2% in 2002 and 53.8% in 2003. The effective rate increased due to $1.8 million of nondeductible interest expense on our preferred units and a higher overall effective state income tax rate due to a loss on early extinguishments of debts in the parent company that was not deductible for tax purposes by our subsidiaries outside of California.

       We provided for pro forma income taxes of $4.8 million for 2003 as compared to $12.5 million in 2002 due to a loss on early extinguishments of debts in 2003. However, our overall effective pro forma income tax rate was 46.3% in 2002 compared to 62.5% in 2003 as explained above.

       Net Income. Net income decreased for 2003 compared to 2002 primarily related to a $14.9 million loss related to the early extinguishment of debt in connection with our debt refinancing in December 2003.

       EBITDA and Adjusted EBITDA. EBITDA as a percentage of net sales for 2003 decreased to 16.1% from 20.5% for 2002 primarily as a result of the $14.9 million of loss from early extinguishment of debt, which we incurred as part of our debt refinancing in December 2003. Our Adjusted EBITDA for 2003, which excludes this early extinguishment charge, was $81.9 million, or 19.7% of net sales compared to 20.5% for 2002. Our EBITDA margin decreased in 2003 from 2002 primarily because of lower revenues. For a reconciliation of EBITDA and Adjusted EBITDA to pro forma net income, please see “— Non-GAAP Measures” above.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

	Restated(1)

	Year Ended
	December 31,		Increase (decrease)

	2001	2002	(In dollars)	(Percent)

	(In millions)
Reprographics services	$$338.1	$324.4	$(13.7)	(4.0)%
Facilities management	39.9	52.3	12.4	31.1%
Equipment and supplies sales	42.7	42.2	(0.5)	(1.2)%

Total net sales	$420.7	$418.9	$(1.8)	(0.4)%
Gross profit	$177.0	$171.1	$(5.9)	(0.3)%
Selling, general and administrative expenses	$104.0	$103.3	$(0.7)	(0.7)%
Amortization of intangibles	$5.8	$1.5	$(4.3)	(74.1)%
Interest expense, net	$47.5	$39.9	$(7.6)	(16.0)%
Income taxes	$5.8	$6.3	$0.5	0.9%
Net income	$10.7	$20.7	$10.0	93.5%
EBITDA	$89.5	$86.1	$(3.4)	(3.8)%

(1)	See Note 1 to the consolidated financial statements.

       Net Sales. Net sales decreased in 2002 compared to 2001 due to the continued downturn in the economy generally and the AEC industry in particular and continued pricing pressure on our sales. Our net sales decreased during this period despite our acquisition of Consolidated Reprographics and seven other smaller reprographics companies in 2002. Excluding net sales related to businesses acquired during 2002 and 2001, net sales from our operations decreased by approximately $39.1 million, or 10.0%. The decrease of $39.1 million in revenue compared to 2001 resulted from a combination of price and volume declines.

       Net sales by geographic region were as follows:

	Year Ended
	December 31,		Increase (decrease)

	2001	2002	(In dollars)	(Percent)

	(In millions)
Southern California	$90.6	$112.7	$22.1	24.4%
Northern California	$101.8	$88.1	$(13.7)	(13.5)%
Southern	$63.0	$62.4	$(0.6)	(1.0)%
Midwest	$53.5	$53.9	$0.4	0.7%
Northeast	$85.6	$77.4	$(8.2)	(9.6)%
Pacific Northwest	$26.2	$24.3	$(1.9)	(7.2)%

Total	$420.7	$418.9

       The decline in net sales from our divisions located in Southern California, Northern California, the Pacific Northwest, and the Northeast, excluding 2002 acquisitions, was attributable to the nationwide softness in the economy, which fueled unemployment and high non-residential vacancy rates.

       Gross Profit. Our gross profit decreased in 2002 from 2001 due primarily to lower net sales in 2002. Our overall gross profit margin declined by 1.2 percentage points to 40.9% in 2002 from 42.1% in 2001, driven primarily by the fixed-cost nature of our leases for production equipment and facilities. Production overhead as a percentage of net sales, which includes lease and maintenance costs, increased from 15.6% in 2001 to 17.5% in 2002. This increase was partially offset by a decrease in our material cost as a percentage of net sales, caused by the lower cost of paper.

       Selling, General and Administrative Expenses. Selling, general and administrative expenses in 2002 and 2001 included $1.5 million in bonuses paid to the senior management of a division acquired in 2002, and a $1.4 million bonus paid to the president of a division acquired in 2000, respectively. Overall, selling, general and administrative expenses decreased in 2002 compared to 2001 due to cost savings from the elimination of certain redundant administrative offices during late 2001, which offset increases in our legal fees in 2002 compared to 2001 as a result of the investigation of our company by the Federal Trade Commission that was triggered by the Consolidated Reprographics acquisition and litigation that we pursued against certain competitors. Both of these matters have been concluded. As a percentage of net sales, selling, general and administrative expenses was 24.7% for 2002 and 2001. Our general and administrative expenses in 2002 included $889,000 of management fees.

       Amortization of Intangibles. Amortization of intangibles decreased in 2002 compared to 2001 due to our discontinuing the amortization of goodwill pursuant to our adoption of SFAS No. 142 as of January 1, 2002. In 2001, we wrote off $3.4 million of goodwill relating to a business acquired in 2000, which was subsequently closed in 2001 due to underperformance. This non-recurring expense was offset in 2002 by higher amortization of intangible assets resulting from acquisitions during 2002, particularly our acquisition of Consolidated Reprographics.

       Interest Expense, Net. Net interest expense decreased in 2002 compared to 2001 due to lower average borrowings and interest rates throughout 2002 as compared to 2001 and a net interest benefit from our interest rate swap contracts of $1.6 million compared to a net interest expense from our swap contracts of $5.6 million in 2001. The decrease was partially offset by additional borrowings incurred in May 2002 to finance the acquisition of Consolidated Reprographics, the addition of new capital leases, and higher interest expense from Holdings’ previously outstanding notes. The benefit from the swap contracts was due to the improvement in the market value of these rate swap contracts in 2002 as they moved closer to their expiration dates in September 2003.

       Income Taxes. Our income tax provision increased in 2002 compared to 2001 due to higher pretax income at the consolidated corporations. Our overall effective income tax rate for 2002 decreased to 23.2% as compared to 35.0% in 2001 due to the write off of non-deductible goodwill in 2001, as well as the impact of the SFAS No. 133 transition adjustment.

       We provided for pro forma income taxes of $12.5 million for 2002 and $8.4 million for 2001. Our overall effective pro forma income tax rate was 46.3% in 2002 compared to 50.6% in 2001 due to nondeductible goodwill amortization in 2001 and not in 2002. Goodwill ceased to be amortized in 2002 due to our adoption of SFAS No. 142 as of January 1, 2002.

       Net Income. Net income increased for 2002 from 2001 primarily due to a $7.2 million improvement in interest income related to an interest rate swap contract and a net decrease of $4.3 million in amortization expense related to discontinuing the amortization of goodwill pursuant to our adoption of SFAS No. 142 as of January 1, 2002.

       EBITDA. The decrease in EBITDA for 2002 compared to 2001 and the decrease in EBITDA as a percentage of net sales for 2002 to 20.5% from 21.3% for 2001 were primarily as a result of lower revenues. For a reconciliation of EBITDA to pro forma net income, please see “— Non-GAAP Measures” above.

Quarterly Results of Operations

       The following table sets forth certain quarterly financial data for the seven quarters ended September 30, 2004. This quarterly information is unaudited, has been prepared on the same basis as the annual financial statements and, in our opinion, reflects all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the information for periods presented. Operating results for any quarter are not necessarily indicative of results for any future period.

	Restated(1)

	Quarter Ended

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,

	2003				2004

	(Unaudited, dollars in thousands)
Reprographics services	$81,301	$83,794	$77,411	$73,489	$84,170	$87,237	$81,958
Facilities management	13,644	14,448	14,628	16,592	16,529	17,954	19,254
Equipment and supplies sales	10,327	10,640	10,145	9,541	9,819	10,424	8,953

Total net sales	$105,272	$108,882	$102,184	$99,622	$110,518	$115,615	$110,165
Gross profit	$42,292	$44,551	$39,229	$37,860	$45,919	$49,424	$44,287
Income from operations	$16,625	$18,329	$13,722	$12,295	$18,588	$20,639	$17,702
EBITDA	$21,989	$23,889	$19,097	$2,036	$23,376	$25,839	$22,627
Adjusted EBITDA	$21,989	$23,889	$19,097	$16,957	$23,376	$25,839	$22,627
Net income (loss)	$5,946	$8,049	$2,583	$(13,025)	$8,438	$9,845	$7,191

(1)	See Note 1 to the consolidated financial statements.

       The following is a reconciliation of Adjusted EBITDA and EBITDA to net income (loss) for each respective quarter.

	Restated(1)

	Quarter Ended

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,

	2003				2004

	(Unaudited, dollars in thousands)
Adjusted EBITDA	$21,989	$23,889	$19,097	$16,957	$23,376	$25,839	$22,627
Loss on early extinguishment of debt				(14,921)

EBITDA	21,989	23,889	19,097	2,036	23,376	25,839	22,627
Interest expense	(9,317)	(8,799)	(10,842)	(10,432)	(8,125)	(8,405)	(8,559)
Income tax benefit (provision)	(1,562)	(2,012)	(646)	89	(2,299)	(2,682)	(1,959)
Depreciation and amortization	(5,164)	(5,029)	(5,026)	(4,718)	(4,514)	(4,907)	(4,918)

Net income (loss)	$5,946	$8,049	$2,583	$(13,025)	$8,438	$9,845	$7,191

(1)	See Note 1 to the consolidated financial statements.

       We believe that quarterly revenues and operating results may vary significantly in the future and that quarter-to-quarter comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. In addition, our quarterly operating results are typically affected by seasonal factors, primarily the number of working days in a quarter. Historically, our fourth quarter is the slowest, reflecting the slowdown in construction activity during the holiday season, and our second quarter is the strongest, reflecting the fewest holidays and best weather compared to the other quarters.

Impact of Inflation

       Inflation has not had a significant effect on our operations. Price increases for raw materials such as paper typically have been, and we expect will continue to be, passed on to customers in the ordinary course of business.

Liquidity and Capital Resources

       Our principal sources of cash have been cash provided by operations and borrowings under our bank credit facilities or debt agreements. Our historical uses of cash have been for acquisitions of reprographics businesses, payment of principal and interest on outstanding debt obligations, capital expenditures and tax-related distributions to our LLC members. Supplemental information pertaining to our historical sources and uses of cash is presented as follows and should be read in conjunction with our consolidated statements of cash flows and notes thereto included elsewhere in this prospectus.

	Restated(1)

				Nine Months
	Year Ended December 31,			Ended
				September 30,
	2001	2002	2003	2004

	(Dollars in thousands)
Net cash provided by operating activities	$53,151	$56,413	$48,237	$42,419

Net cash used in investing activities	$(37,065)	$(45,918)	$(8,336)	$(7,611)

Net cash used in financing activities	$(18,541)	$(14,610)	$(47,581)	$(40,115)

(1)	See Note 1 to the consolidated financial statements.

Operating Activities

       Net cash provided by operating activities for the nine months ended September 30, 2004 primarily related to net income of $25.5 million, depreciation and amortization of $14.3 million, non-cash interest expense of $3.5 million from the amortization of deferred financing costs and the accretion of yield on our mandatorily redeemable preferred members’ equity, and an increase in accounts payable and accrued expenses of $8.2 million primarily due to the timing of payments on trade payables, incentive bonus accruals to be paid at year end, and the higher volume of business activity in 2004. These factors were offset by the growth in accounts receivables of $10.3 million primarily related to increased sales during 2004.

       Net cash provided by operating activities for the year ended December 31, 2003 primarily related to net income of $3.6 million, depreciation and amortization of $19.9 million, non-cash interest expense of $11.1 million from the accretion of yield on our Holdings notes and our mandatorily redeemable preferred members’ equity and the amortization of deferred financing costs, the write-off of unamortized debt discount and deferred financing costs of $9.0 million as a result of our debt refinancing in December 2003, a decrease in accounts receivable of $1.8 million and a $1.0 million decrease in inventory.

       Net cash provided by operating activities for the year ended December 31, 2002 primarily related to net income of $20.7 million, depreciation and amortization of $19.2 million, non-cash interest expense of $11.1 million from the accretion of yield on our Holdings notes and the amortization of deferred financing costs, a $2.1 million decrease in prepaid expenses and other current assets, a $0.7 million decrease in inventory, and a $2.7 million increase in accounts payable and accrued expenses.

       Net cash provided by operating activities for the year ended December 31, 2001 primarily related to net income of $10.7 million, depreciation and amortization of $25.4 million (which includes a write off of $3.4 million of goodwill), non-cash interest expense of $16.5 million from the accretion of yield on our Holdings notes and the amortization of deferred financing costs, a $5.3 million decrease in accounts receivable due to strong cash collections during the second half of 2001, deferred income tax provision of $2.2 million, a $1.4 million decrease in inventory, and a $1.4 million decrease in prepaid expenses and other current assets. These factors were offset by a $10.5 million decrease in accounts payable and accrued expenses primarily due to acquisition earnout payments paid during 2001 which were accrued during the prior year.

Investing Activities

       Net cash used in investing activities primarily relates to acquisition of businesses and capital expenditures. Payments for businesses acquired, net of cash acquired and including other cash payments associated with the acquisitions amounted to $2.9 million during the nine months ended September 30, 2004, and $3.1 million, $40.4 million and $27.8 million during the years ended December 31, 2003, 2002 and 2001, respectively. We incurred capital expenditures totaling $4.8 million, $5.0 million, $5.2 million and $8.7 million for the nine months ended September 30, 2004 and the years ended December 31, 2003, 2002, and 2001, respectively.

Financing Activities

       Net cash used in financing activities primarily relates to payments on long-term debt under our debt agreements and cash distributions to members. These are offset mainly by the proceeds from borrowings under our debt agreements. Cash used in financing activities for the nine months ended September 30, 2004 included $36.2 million of repayments under our debt agreements and $4.7 million in cash distributions to members. Cash used in financing activities for the year ended December 31, 2003 included $375.6 million of repayments on our prior credit facilities, an $8.1 million payment of loan fees related to our debt refinancing and $1.7 million in cash distributions to members. These were offset by $337.8 million in borrowings under our new credit facilities in December 2003. Cash used in financing activities for the year ended December 31, 2002 included $35.5 million of repayments on our debt agreements and $10.2 million in cash distributions to members (including $6.3 million of cash paid to redeem certain of the Company’s common membership units), partially offset by $32.0 million in borrowings under our debt agreements. Cash used in financing activities for the year ended December 31, 2001 included $20.4 million of repayments under our debt agreements and $3.4 million of cash distributions to members, offset by $5.2 million of proceeds from borrowings under our debt agreements.

       Our cash position, working capital and debt obligations as of December 31, 2001, 2002 and 2003 and September 30, 2004 are shown below and should be read in conjunction with our consolidated balance sheets and notes thereto included elsewhere in this prospectus.

	December 31,
				September 30,
	2001	2002	2003	2004

	(Dollars in thousands)
Cash and cash equivalents	$29,110	$24,995	$17,315	$12,008
Working capital	24,338	24,371	16,809	27,910
Mandatorily redeemable preferred and common membership units	30,116	23,903	25,791	27,285
Other debt obligations	364,738	378,608	359,340	331,100

Total debt obligations	$394,854	$402,511	$385,131	$358,385

       Debt obligations as of December 31, 2003 and September 30, 2004 include $25.8 million and $27.3 million of redeemable preferred equity which has been reclassified in our financial statements as a component of our total debt upon our adoption of SFAS No. 150 in July 2003. Debt obligations as of December 31, 2001 included $8.1 million of redeemable common membership units.

       We expect a positive impact on our liquidity and results of operations going forward upon the completion of our initial public offering due to lower interest expense as net proceeds of approximately $103.6 million from the sale of our common stock will be used to reduce our existing debt obligations. Our overall interest expense may also be reduced as rates applicable to future borrowings on our revolving credit facility may decrease since the margin for loans made under the revolving facility is based on the ratio of our consolidated indebtedness to our consolidated adjusted EBITDA (as defined in our credit facilities). The applicable margin on our revolving facility ranges between 2.00% and 2.75% for LIBOR rate loans and ranges between 1.00% and 1.75% for index rate loans. In addition, the termination of our management agreement with CHS Management IV LP upon the completion of our initial public offering will positively impact our future results of operations and cash flows because of the elimination of management fees we are required to pay under this agreement. We paid CHS Management IV LP a management fee of $803,000 in 2001, $889,000 in 2002, $858,000 in 2003, and $835,000 in 2004.

       These positive factors will be offset to a certain extent by rising market interest rates on our debt obligations under our senior secured credit facilities which are subject to variable interest rates. As discussed in “Quantitative and Qualitative Disclosure About Market Risk,” we had $385.1 million of total debt outstanding as of December 31, 2003 of which $340.0 million was bearing interest at variable rates. A 1.0% change in interest rates on variable rate debt would have resulted in interest expense fluctuating by approximately $2.3 million during the year ended December 31, 2003.

       We believe that our cash flow provided by operations will be adequate to cover our 2005 working capital needs, debt service requirements and planned capital expenditures to the extent such items are known or are reasonably determinable based on current business and market conditions. However, we may elect to finance certain of our capital expenditure requirements through borrowings under our credit facilities or the issuance of additional debt.

       We continually evaluate potential acquisitions. Absent a compelling strategic reason, we expect that all future acquisitions will be cash flow accretive within six months. Currently, we are not party to any agreements or engaged in any negotiations regarding a material acquisition. We expect to fund future acquisitions through cash flow provided by operations, additional borrowings or the issuance of our equity. The extent to which we will be willing or able to use our equity or a mix of equity and cash payments to make acquisitions will depend on the market value of our shares from time to time and the willingness of potential sellers to accept equity as full or partial payment.

Debt Obligations

       Senior Secured Credit Facilities. We have two senior secured credit facilities: a $130 million senior first priority secured facility, or first priority facility, and a $225 million senior second priority secured facility, or second priority facility. Our first priority facility consists of a $100 million senior first priority secured term loan facility, or term facility, and a $30 million senior first priority secured revolving credit facility, or revolving facility. Our second priority facility consists of a $225 million senior second priority secured term loan facility. The proceeds of the term facility and a portion of the revolving facility, together with substantially all of the proceeds of the second priority facility, were used to refinance our then existing debt in December 2003. We may use amounts remaining available under the revolving facility for working capital, certain permitted acquisitions and general corporate purposes. See “Description of Certain Indebtedness.”

       The term facility matures in June 2009, the revolving facility matures in December 2008 and the second priority facility matures in December 2009. Opco’s obligations under each of the credit facilities are guaranteed by Holdings and each of its domestic subsidiaries. In addition, subject to limited exceptions, the first priority facility is secured by first priority security interests in all of Opco’s assets and the assets of Holdings and its domestic subsidiaries and 65% of the assets of its foreign subsidiary. The second priority facility is secured by second priority security interests in the assets securing the first priority facility. The priority of the security interests and related creditor rights between the first priority facility and the second priority facility are subject to an intercreditor agreement.

       Loans made under the credit facilities bear interest at a floating rate and may be maintained as index rate loans or as LIBOR rate loans. Index rate loans bear interest at the index rate plus the applicable index rate margin, as described in the first priority facility. Index rate is defined as the higher of (1) the rate of interest publicly quoted from time to time by The Wall Street Journal as the base rate on corporate loans posted by at least 75% of the nation’s 30 largest banks, and (2) the

Federal Reserve reported overnight funds rate plus 1/2 of 1%. LIBOR rate loans bear interest at the LIBOR rate, as described in the first priority facility, plus the applicable LIBOR rate margin.

       The applicable margin with respect to the term facility is 2.00% in the case of index rate loans and 3.00% in the case of LIBOR rate loans. The applicable margin for the revolving facility is determined by a grid based on the ratio of our consolidated indebtedness to our consolidated adjusted EBITDA (as defined in our credit facilities) for the most recently ended four fiscal quarters and range between 2.00% and 2.75% for LIBOR rate loans and range between 1.00% and 1.75% for index rate loans.

       The applicable margin with respect to loans made under the second priority facility is 5.875% in the case of index rate loans and 6.875% in the case of LIBOR rate loans; provided, that, if the ratio of our consolidated indebtedness over our consolidated adjusted EBITDA (as defined in our credit facilities) is greater than 4.8:1.0 for any four fiscal quarters, each of the applicable margins set forth above will be increased by 100 basis points. In addition to the foregoing, loans made under the second priority facility are issued at a discount of 1.0% to the face amount.

       The following table sets forth the outstanding balance, borrowing capacity and applicable interest rate under our senior secured credit facilities. Subsequent to September 30, 2004, we repaid $4.5 million under our term facility and $5.1 million under our second priority facility.

	As of December 31, 2003			As of September 30, 2004

		Available			Available
		Borrowing	Interest		Borrowing	Interest
	Balance	Capacity	Rate	Balance	Capacity	Rate

	(Dollars in thousands)
Term facility	$100,000	$—	5.75%	$99,250	$—	4.84%
Revolving facility	15,000	15,000	5.75%	—	30,000	—
Second priority facility, excluding debt discount	225,000	—	9.8%	213,364	—	8.63%

	$340,000	$15,000		$312,614	$30,000

       In addition, under the revolving facility, we are required to pay a fee equal to 0.50% of the total unused commitment amount. We may also draw upon this credit facility through letters of credit which carry specific fees.

       Redeemable Preferred Units. As of September 30, 2004, we had $27.3 million of redeemable, non-voting preferred membership units. Holders of the redeemable preferred units are entitled to receive a yield of 13.25% of its liquidation value per annum for the first three years starting in April 2000, and increasing to 15% of the liquidation value per annum thereafter. The discount inherent in the yield for the first three years was recorded as an adjustment to the carrying amount of the redeemable preferred units. This discount was amortized as a dividend over the initial three years. Of the total yield on the redeemable preferred units, 48% is mandatorily payable quarterly in cash to the redeemable preferred unit holders. The unpaid portion of the yield accumulates annually and is added to the liquidation value of the redeemable preferred units. The preferred units are redeemable without premium or penalty, wholly or in part, at Holdings’ option at any time, for the liquidation value, including any unpaid yield. The preferred units are mandatorily redeemable on the closing of this offering to the extent of 25% of the net proceeds from this offering.

       Seller Notes. As of September 30, 2004, we had $5.0 million of seller notes outstanding, with interest rates ranging between 7.0% and 8.0% and maturities between 2004 and 2007. These notes were issued in connection with prior acquisitions.

Off-Balance Sheet Arrangements

       At December 31, 2003 and 2002, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Contractual Obligations and Other Commitments

       Our future contractual obligations as of September 30, 2004 by fiscal year are as follows:

	Three Months
	Ending	Twelve Months Ending December 31,
	December 31,
	2004	2005	2006	2007	2008	Thereafter

	(Dollars in thousands)
Debt obligations, including mandatorily redeemable preferred equity	$1,005	$3,722	$1,696	$635	$47,875	$288,138
Capital lease obligation	1,780	6,174	3,907	2,231	944	278
Operating lease obligations	9,064	29,516	19,760	12,884	8,428	20,291

Total	$11,849	$39,412	$25,363	$15,750	$57,247	$308,707

       Operating Leases. We have entered into various noncancelable operating leases primarily related to facilities, equipment and vehicles used in the ordinary course of our business.

       Contingent Transaction Consideration. We have entered into earnout agreements in connection with prior acquisitions. If the acquired businesses generate operating profits in excess of pre-determined targets, we are obligated to make additional cash payments in accordance with the terms of such earnout agreements. As of September 30, 2004, we estimate that we will be required to make additional cash payments of up to $822,000 between 2004 to 2007. These additional cash payments are accounted for as goodwill when earned.

       We are involved in a dispute with a state tax authority related to unresolved sales tax issues which arose from such state tax authority’s audit findings from their sales tax audit of certain of our operating divisions for the period from October 1998 to September 2001. The unresolved issues relate to the application of sales taxes on certain discounts we granted to our customers. Based on the position taken by the state tax authority on these unresolved issues, they have claimed that an additional $1.2 million of sales taxes are due from us for the period in question, plus approximately $372,000 of interest. We strongly disagree with the state tax authority’s position and have filed a petition for redetermination requesting an appeals conference to resolve these issues. At an appeals conference held on December 14, 2004, the appeals board ruled that we are liable in connection with one component of the dispute involving approximately $40,000, which we previously paid. We have requested another appeals conference to resolve the remaining issues, but such conference has not yet been scheduled. The accrued expenses in our consolidated balance sheet as of December 31, 2003 and September 30, 2004 each include approximately $151,000 of reserves related to this matter.

Quantitative and Qualitative Disclosure About Market Risk

       Our primary exposure to market risk is interest rate risk associated with our debt instruments. We use both fixed and variable rate debt as sources of financing. In September 2003, we entered into an interest rate hedge agreement with a notional amount of $111.2 million to reduce our exposure to fluctuations in interest rates. Under the hedge agreement, we pay a fixed rate of 2.29% and we receive a variable rate equal to the 1-month LIBOR rate. The difference between the fixed and variable rates is settled monthly and is recognized as an increase or decrease in interest expense. The notional amount of the hedge agreement is reduced quarterly by an amount equal to 50% of our scheduled quarterly principal payments on our senior credit facilities. Upon the expiration of the hedge agreement in September 2005, the notional amount will have been reduced to $96.0 million.

       In January 2004, we entered into two interest rate collar agreements, referred to as the front-end and the back-end interest rate collar agreements. The front-end interest rate collar agreement has an initial notional amount of $22.6 million which is increased quarterly to reflect reductions in the notional amount of our interest rate swap agreement, such that the notional amount of the swap agreement, together with the notional amount of the front-end interest rate collar agreement, remains not less than 40% of the aggregate principal amount outstanding on our senior credit facilities. The front-end interest rate collar agreement expires in September 2005. The back-end interest rate collar agreement becomes effective upon expiration of the swap agreement and front-end interest rate collar agreement in September 2005 and has a fixed notional amount of $111.0 million. The back-end interest rate collar agreement expires in December 2006. At September 30, 2004, the fair value of these interest rate collar agreements was $(405,000).

       At December 31, 2003, we had $385.1 million of total debt outstanding of which $340.0 million was bearing interest at variable rates approximating 8.5%. A 1.0% change in interest rates on variable rate debt would have resulted in interest expense fluctuating by approximately $2.3 million during the year ended December 31, 2003.

       We have not, and do not plan to, enter into any derivative financial instruments for trading or speculative purposes. As of December 31, 2003, we had no other significant material exposure to market risk, including foreign exchange risk and commodity risks.

Recent Accounting Pronouncements

       In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 updates, clarifies, and simplifies existing accounting pronouncements. This statement rescinds SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Accounting Principles Board No. 30 will now be used to classify those gains and losses. SFAS No. 64 amended SFAS No. 4 and is no longer necessary as SFAS No. 4 has been rescinded. SFAS No. 44 has been rescinded as it is no longer necessary. SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-lease transactions. This statement also makes technical corrections to existing pronouncements. While those corrections are not substantive in nature, in some instances, they may change accounting practice. Our adoption of SFAS No. 145 did not have a material impact on our financial position, results of operations or cash flows.

       In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity,” under which a liability for an exit cost was recognized as of the date of an entity’s commitment to an exit plan. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred. Our adoption of this standard effective January 1, 2003 had no impact on our financial position, results of operations or cash flows.

       In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation elaborates on disclosures required in financial statements concerning obligations under certain guarantees. It also clarifies the requirements related to the recognition of liabilities by a guarantor at the inception of certain guarantees. Our adoption of FIN 45 did not have a material impact on our financial position or results of operations or cash flows.

       In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” an amendment of SFAS No. 123. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. This statement is effective for financial statements for fiscal years ending after December 15, 2002. Our adoption of SFAS No. 148 did not have any impact on our financial statements as management does not have any intention to change to the fair value method.

       In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities,” which addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. The interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company’s exposure (variable interest) to the economic risks and potential rewards from the variable interest entity’s assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the values of the variable interest entity’s assets and liabilities. Variable interests may arise from financial instruments, service contracts, nonvoting ownership interests and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include the assets, liabilities and the results of operations of the variable interest entity in its financial statements. In December 2003, the FASB issued a revision to FIN 46 to address certain implementation issues. The adoption of FIN 46 and FIN 46 (revised) had no material impact on our results of operations, financial position or cash flows.

       In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies the financial accounting and reporting of derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This Statement is effective for contracts entered into or modified after June 30, 2003, except for certain hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material effect on our financial position, results of operations or cash flows.

       In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (SFAS 150). SFAS 150 requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. We adopted SFAS 150 on July 1, 2003, which resulted in classifying mandatorily redeemable preferred stock as a liability in the balance sheet and related accretion being charged to interest expense in the statement of operations. See Note 1 to our consolidated financial statements for more detail.

       In December 2004, the FASB issued SFAS No. 123R (revised 2004), “Share-Based Payment.” SFAS No. 123R addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using the intrinsic method that we currently use and requires that such transactions be accounted for using a fair value-based method and recognized as expense in the consolidated statement of operations. The effective date of SFAS No. 123R is for interim and annual periods beginning after June 15, 2005. We are currently assessing the provisions of SFAS No. 123R and its impact on our consolidated financial statements.

BUSINESS

Our Company

       We are the leading reprographics company in the United States providing business-to-business document management services to the architectural, engineering and construction industry, or AEC industry. We also provide these services to companies in non-AEC industries, such as technology, financial services, retail, entertainment, and food and hospitality, that also require sophisticated document management services. Reprographics services typically encompass the digital management and reproduction of construction documents or other graphics-related material and the corresponding finishing and distribution services. The business-to-business services we provide to our customers include document management, document distribution and logistics, and print-on-demand. We provide our core services through our suite of reprographics technology products, a network of 177 locally branded reprographics service centers, and more than 1,760 facilities management programs at our customers’ locations throughout the country. We also sell reprographics equipment and supplies to complement our full range of service offerings. In further support of our core services, we license our suite of reprographics technology products, including our flagship internet-based application, PlanWell, to independent reprographers. We also operate PEiR (Profit and Education in Reprographics) through which we charge membership fees and provide purchasing, technology and educational benefits to other reprographers, while promoting our reprographics technology as the industry standard. Our services are critical to our customers because they shorten their document processing and distribution time, improve the quality of their document information management, and provide a secure, controlled document management environment.

       We operate 177 reprographics service centers, including 174 service centers in 135 cities in 29 states throughout the United States and the District of Columbia and three reprographics service centers in the Toronto metropolitan area. Our reprographics service centers are located in close proximity to the majority of our customers and offer pickup and delivery services within a 15 to 30 mile radius. These service centers are arranged in a hub and satellite structure and are digitally connected as a cohesive network, allowing us to provide our services both locally and nationally. We service more than 65,000 active customers and employ over 3,450 people, including a sales force of approximately 270 employees.

       In terms of revenue, number of service facilities and number of customers, we believe we are the largest company in our industry, operating in more than eight times as many cities and with more than five times the number of service facilities as our next largest competitor. We believe that our national footprint, our suite of reprographics technology products, and our value-added services, including logistics and facilities management, provide us with a distinct competitive advantage.

       While we began our operations in California and currently derive approximately half of our net sales from our operations in the state, we have continued to expand our geographic coverage and market share by entering complementary markets through strategic acquisitions of high quality companies with well recognized local brand names and, in most cases, more than 25 years of operating history. Since 1997, we have acquired 84 companies and have retained approximately 93% of the management of the acquired companies. As part of our growth strategy, we have recently begun opening and operating branch service centers, which we view as a low cost, rapid form of market expansion. Our branch openings require modest capital expenditures and are expected to generate operating profit within 12 months from opening. We have opened 17 new branches in key markets since September 2003 and expect to open an additional 15 branches by the end of the first quarter of 2005.

Corporate Background and Reorganization

       Our predecessor, Ford Graphics, was founded in Los Angeles, California in 1960. In 1967, this sole proprietorship was dissolved and a new corporate structure was established under the name Micro Device, Inc., which continued to provide reprographics services under the name Ford Graphics. In 1989, our current senior management team purchased Micro Device, Inc., and in November 1997 our company was recapitalized as a California limited liability company, with management retaining a 50% ownership position and the remainder owned by outside investors. In February 2000, Code Hennessy & Simmons LLC, or CHS, through its affiliates acquired a 50% stake in our company from these outside investors in the 2000 recapitalization (referred to as the “2000 recapitalization”).

       We are currently organized as American Reprographics Holdings, L.L.C., a California limited liability company, or Holdings. We conduct our operations through our wholly-owned operating subsidiary, American Reprographics Company, L.L.C., a California limited liability company, or Opco, and its subsidiaries.

       Immediately prior to this offering, we will reorganize from a California limited liability company to a Delaware corporation, American Reprographics Company. In the reorganization, the members of Holdings will exchange their common units and options to purchase common units for shares of our common stock and options to purchase shares of our common stock. As required by the operating agreement of Holdings, we will repurchase all of the preferred equity of Holdings upon the closing of this offering with a portion of the net proceeds from this offering. As part of our reorganization, all outstanding warrants to purchase common units will be exchanged for shares of our common stock.

Current Ownership

       CHS is a private equity firm based in Chicago, Illinois specializing in leveraged buyouts and recapitalizations of middle market companies in partnership with company management through its private equity funds. Since its founding in 1988, CHS has formed five private equity funds totaling approximately $2.8 billion and currently has investments in 19 operating companies with combined annual revenues of more than $4.6 billion. CHS presently manages approximately $2.7 billion of equity capital from leading financial institutions, pension funds, insurance companies, and university endowments. Its principal offices are located at 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606. As of September 30, 2004, CHS affiliates owned approximately 49% of our outstanding common equity.

       Our founders, Mr. Chandramohan, Chairman and Chief Executive Officer, and Mr. Suriyakumar, President and Chief Operating Officer, purchased ARC in 1989 under its predecessor name, Micro Device, Inc., are still actively involved in the business, and have provided continuity of leadership and control since then. As of September 30, 2004, our executive officers had a pecuniary interest in approximately 33% of our outstanding common equity. See “Principal and Selling Stockholders.”

Acquisitions

       In addition to our primary focus on the growth of our business, we have pursued tactical acquisitions to expand and complement our existing service offerings and to expand our geographic locations where we believe we could be a market leader. In 2000, we acquired 14 reprographics companies for an aggregate purchase price of $111.6 million, including our acquisition of Ridgways, Inc., which enabled us to expand our geographic reach and market penetration in 14 major metropolitan markets. In 2001, we acquired 14 reprographics companies for an aggregate purchase price of $32.6 million. In 2002, we acquired eight reprographics companies for an aggregate purchase price of $34.4 million, including certain assets of the Consolidated Reprographics division of Lason Systems, Inc., which allowed us to increase our market penetration in Southern California.

       We intend to continue to pursue a disciplined course of growing our business through complementary acquisitions. We regularly evaluate potential acquisitions and may engage in acquisition negotiations at any time and from time to time. Currently, we are not party to any agreements or engaged in any negotiations regarding a material acquisition.

Industry Overview

       The reprographics industry has traditionally provided services related to the reproduction and distribution of large format architectural, engineering and construction documents. Customer demands for speed and efficiency and advances in technology have transformed the reprographics industry such that reprographers are now expected to offer complex digital document management capabilities, document distribution expertise, comprehensive logistics, and the ability to provide document services under intense deadlines. These sophisticated services typically are charged as part of a per square foot printing cost.

       According to the International Reprographics Association, or IRgA, and other industry sources, the reprographics industry in the United States is estimated to be approximately $5 billion in size. The IRgA indicates that the reprographics industry is highly fragmented, consisting of approximately 3,000 firms with average annual sales of approximately $1.5 million and 20 to 25 employees. Since construction documents are the primary medium of communication for the architectural, engineering and construction industry, or AEC industry, demand for reprographics services in the AEC market is closely tied to the level of activity in the construction industry, which in turn is driven by macroeconomic trends such as GDP growth, interest rates, job creation, office vacancy rates, and tax revenues. According to FMI Corporation, or FMI, a consulting firm to the construction industry, construction industry spending in the United States for 2005 is estimated at $1.0 trillion, with expenditures divided between residential construction (55%) and commercial and public, or non-residential, construction (45%). Our AEC revenues are most closely correlated to the non-residential sectors of the construction industry because these sectors are the largest users of reprographics services. According to FMI, the non-residential sectors of the construction industry are projected to grow at an average of 5.4% per year over the next three years. Although we believe the estimates and industry data we have obtained to be reliable, we have not independently verified this information or the accuracy of any such estimates.

       For over 100 years, AEC customers have used reprographics services to print, distribute, and store architectural, engineering and construction diagrams and plans. Prior to the 1980’s, the blueprint was the primary medium of communication among the highly fragmented team of AEC professionals who was responsible for the creation and development of a construction project. With the advent of Computer Aided Drafting (CAD) software and the corresponding need for improved graphic reproduction and color graphics to support the digital nature of construction documents, reprographers have evolved their products and services to facilitate better communication through digital means. The production of documents through digital means significantly decreases errors in drawing interpretation due to the increased quality of information and the clarity with which these documents can be produced. The introduction of the internet spurred additional service and technology development, especially in the area of document management, document distribution and logistic services and print-on-demand.

       Non-residential construction projects are generally large in scale, time consuming, and subject to cost overruns and delays. A frequent cause of such problems is the complexity of the construction documentation and the logistics involved in distributing documents to their intended recipients. Reprographers can facilitate better document management through technology applications. For example, reprographers can provide more efficient document distribution by shifting from an analog “print and distribute” business model, where customer orders are placed and produced in one location and physically distributed locally or nationally, to a digital “distribute and print” model, where customer orders are placed in one location, distributed digitally and physically produced at one or more local service centers.

       Market opportunities for business-to-business document management services such as ours are rapidly expanding into non-AEC industries. For example, non-AEC customers are increasingly using large and small format color imaging for point-of-purchase displays, digital publishing, presentation materials, educational materials and marketing materials as these services have become more efficient and available on a short run, on-demand basis through digital technology. As a result, we believe that our addressable market is substantially larger than the core AEC reprographics market. We believe that the growth of non-AEC industries is generally tied to growth in the U.S. gross domestic product, or GDP, which is projected to have grown 4.4% in 2004 and is projected to grow 3.7% in 2005 according to Wall Street’s consensus estimates.

       The development of digital technology and internet-based solutions for managing documents and the corresponding distribution and reproduction processes have also created an additional opportunity for reprographics companies such as ourselves to offer complementary, value-added services to AEC and non-AEC customers through intelligent technological solutions and an extensive physical network.

       We believe the following general trends will continue to impact our business:

•	Economic Recovery. The recovery in the overall economy is expected to boost construction activity. We estimate that recovery in non-residential construction typically lags the recovery in the broader economy by approximately six months, and we believe that we are at the early stages of an upturn in the non-residential construction cycle. FMI forecasts increases in non-residential construction spending at an average of 5.4% per year over the next three years. The economy is continuing to show signs of recovery as indicated by positive GDP growth, employment growth, increased consumer confidence and supportive monetary policy. Wall Street’s consensus estimates forecast real GDP growth of 4.4% in 2004 and 3.7% in 2005.

We believe we are well positioned to capitalize on these recovery trends through our economies of scale and through our nationwide network of service centers.

•	Digitization. The AEC industry is increasingly becoming digital, creating substantial efficiencies and cost savings for participants of the AEC industry through electronic design and collaboration. Improved document management by the AEC industry is compelling to participants due to frequent cost overruns and completion delays attributable to poor and inaccurate use of plans, specifications and other construction documentation, as well as the complex nature of construction projects. AEC and non-AEC customers alike are increasingly demanding higher value-added, comprehensive digital reprographics services. To meet the demands of the customers, the reprographics industry has been converting its main production technology from analog to digital. Digital technology is cost effective, allows for just-in-time printing and results in high quality documents that can be stored electronically, modified easily and printed in any quantity at any time. The internet is becoming the new distribution channel for the AEC industry, allowing reprographics businesses to shift from a “print and distribute” business model to a “distribute and print” model.

We believe we are at the forefront of this industry trend and conduct our operations entirely by digital means through our 177 digitally connected service centers, each with similar production equipment and quality standards, and by enabling the digital fulfillment of our reprographics services through the development of our proprietary software, including PlanWell.

•	Expanding Geographic Presence. AEC firms of all sizes are expanding their operations into larger geographic territories. This trend requires reprographers to expand their service levels and offerings to keep up with customer demand. As a result, the ability to fulfill reprographics services across wider areas increases the logistical burden for the vast majority of reprographers, which are typically small, privately-held companies that serve only local markets. In addition, the desire for customers to possess a degree of centralized administrative control over their documents requires the support of a corresponding digital infrastructure. As AEC firms continue to decentralize and shift to the “distribute and print” model, we believe that reprographics firms with a comprehensive digital network and footprint of service facilities such as ours will be best positioned to serve their customers.

The digitization of the AEC industry has also enabled AEC firms to expand globally to take advantage of opportunities in the global construction industry, which according to FMI is $3.3 trillion in size, and diversify the risks associated with operating in one region or one country. International reprographics markets appear to mirror the fragmentation and the small business orientation of the U.S. market, with few large reprographics companies. In addition, our recent efforts to introduce our technology solutions into Europe and Asia indicate that there is a significant lag in the adoption and availability of digital reprographics technology in those markets.

We believe that the addressable reprographics market of the global construction industry is significantly larger than the U.S. reprographics market and that we are well positioned to service the needs of global AEC firms. Although we derive less than 1% of our net sales from operations in foreign countries, our abilities to leverage our technology, offer value-added business service offerings, expand our physical operations, and successfully integrate new businesses offer us significant opportunities for growth outside the United States.

•	Secular Trends Favoring Outsourcing. Both AEC and non-AEC businesses are focused on increasing productivity by specializing in their core competencies and outsourcing non-core operations such as reprographics. The rapid pace of technological advances and the high costs of purchasing and operating equipment for in-house reprographics departments have further contributed to this trend. According to IDC, a global market intelligence and advisory firm, on-site outsourcing revenue will increase from $4.8 billion in 2003 to $6.6 billion in 2008, resulting in a projected CAGR of 6%. IDC also indicates that revenue from facilities management services and mailroom management services, from which the bulk of on-site revenue is derived, is expected to increase from $4.3 billion in 2003 to $5.9 billion in 2008, representing a projected CAGR of 6%.

With a current base of more than 1,760 on-site facilities management programs, we believe we can leverage our depth of experience in selling and managing these programs into a growth opportunity that will meet or exceed the potential growth rate of the market itself.

Our Competitive Strengths

       We believe that our growth will be driven by our competitive strengths, which include the following:

•	Leading Market Position in Fragmented Industry. In terms of revenue, number of service facilities and number of customers, we believe we are the largest company in our industry, operating in more than eight times as many cities and with more than five times the number of service facilities as our next largest competitor. We are the largest reprographer in most of the geographic markets we serve, as the majority of the approximately 3,000 firms in the reprographics industry are small and locally focused. Our size and national footprint provide us with significant purchasing power, economies of scale, the ability to invest in the development of technologies, and the resources to service large, national customers. Our well-recognized local brand names and our reputation for quality and reliability within the reprographics and architectural, engineering and construction industries, or AEC industries, supported by our ability to provide a wide range of services, have allowed us to gain and sustain the leading position in our industry.

•	Leader in Technology and Innovation. We strive to maintain the leading position in our industry by creating innovative, value-added technology solutions for our customers and other independent reprographers. We develop and support our suite of reprographics technology products through a team of approximately 20 full-time engineers and technical specialists at our two technology centers in Silicon Valley, as well as through continued investment in research and development. We also draw upon the combined experience, expertise and market insight of the management of our acquired reprographics firms to design, evaluate and improve our reprographics technology products. We believe PlanWell is best positioned to become the industry standard within the AEC industry. From PlanWell’s inception in June 2000 through September 30, 2004, more than 650,000 orders have been placed through PlanWell online planrooms for the management of more than 54,000 projects and seven million complex, large format documents. In addition, we have developed other proprietary software applications that complement PlanWell and have enabled us to improve the efficiency of our services, add complementary services and increase our opportunities for capturing revenue. These include Abacus PCR, our proprietary job tracking software, BidCaster, our proprietary “Invitation to Bid” tool (ITB), EWO, our proprietary electronic work order application, MetaPrint, our print automation and device manager, and OneView, our proprietary centralized project and administrative module for larger customers.

•	Extensive National Footprint with Regional Expertise. Our service centers maintain local customer relationships while benefiting from our centralized corporate functions and national scale. Each service center provides personalized services that are tailored to meet the regional needs of our customers. Our service facilities are organized as hub and satellite structures within individual markets, allowing us to balance production capacity and minimize capital expenditures through technology sharing among our service centers within each market. Our service centers are in close proximity to the majority of our customers and offer pickup and delivery services within a 15 to 30 mile radius. This enables us to maintain our national “distribute and print” operations and allows our service facilities to act as backup and supply centers for the more than 1,760 facilities management programs we have in place at customer sites throughout the United States. We also leverage the geographic coverage of our production facilities to address the service needs of large companies that operate in multiple locations. Our Premier Accounts sales initiative offers regional and national customers our localized services under a single contract, while offering centralized access to project specific services, billing, and tracking information.

•	Flexible Operating Model. We are able to tailor our operations to meet the demands of the local markets that we serve by promoting regional decision making for marketing, pricing, and selling practices. In this manner, we remain responsive to our customers while benefiting from the cost structure advantages of our centralized administrative functions. Our flexible operating model also allows us to capitalize on an improving business environment. Capital investment for a new branch is modest and these new branches are expected to generate positive operating profit within 12 months from opening. The economies associated with opening a new branch give us flexibility and market response times that can significantly enhance our regional growth. We use our wide area network and management information systems to benchmark daily financial and operational data to help us identify and respond to changes in operating trends and disseminate best practices across all branches. We estimate that approximately 60% of our cost base is fixed and that the operating margin on our incremental revenue is more than two times our current operating margin. For example, for the year ended December 31, 2003, we achieved an operating margin of 14.7% and an EBITDA margin (exclusive of a one-time charge related to the early extinguishment of debt) of 19.7%. For the nine months ended September 30, 2004, we experienced revenue growth of 6.3% compared to the same period in 2003, and achieved an operating margin of 16.9% and an EBITDA margin of 21.4%, resulting in margin improvement of approximately 2.2 and 1.7 percentage points, respectively, compared to the year ended December 31, 2003, demonstrating the leverage in our operating model in an expanding business environment. For a description of EBITDA margin and its reconciliation to operating margin, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non- GAAP Measures.”

•	Consistent, Strong Cash Flow. Through management of our inventory and receivables and our low capital expenditure requirements, we have consistently generated strong cash flow from operations after capital expenditures, regardless of industry and economic conditions. Our historical cash capital expenditures have been relatively low, with overall capital spending averaging approximately 1.5% of annual net sales over the last three years. In 2003, we generated cash flow from operations of $48.2 million. From the beginning of 2001 to the end of September 2004, we generated a cumulative $200.2 million of cash flow from operations.

•	Low Cost Operator. We believe we are one of the lowest cost operators in the reprographics industry, which we have accomplished by minimizing branch level expenses and capitalizing on our significant scale for purchasing efficiencies. As a result of our national presence and size, we enjoy significant economies of scale, and we receive favorable terms from major vendors of equipment, software and reprographics supplies, such as Océ N.V., Xerox Corporation, Canon Inc., Xpedx, a division of International Paper Company, CDW Corporation, and Dell Inc. We also offer savings to other reprographers through our PEiR division, which allows members to purchase machinery and supplies at lower prices than they could obtain independently while further increasing our purchasing power.

•	Experienced Management Team and Highly Trained Workforce. Our senior management team of S. “Mohan” Chandramohan, Chairman and Chief Executive Officer, K. “Suri” Suriyakumar, President and Chief Operating Officer, and Mark Legg, Chief Financial Officer, together with our divisional managers, has an average of over 20 years of industry experience. Mr. Chandramohan has been with us since February 1988 and Mr. Suriyakumar has been with us since November 1989. We have also successfully retained approximately 93% of the managers of the 84 businesses we have acquired since 1997. As a result of these acquisitions, we have developed a formalized training program that collects and disseminates best practices to our employees through formal instruction and seminars. The program covers all of our business practices, including general management, operations, sales and marketing, technology, human resources and accounting.

Our Business Strategy

       Our objective is to continue to strengthen our competitive position as the preferred provider of business-to-business document management, document distribution and logistics, and print-on-demand services. We seek to strengthen this position while increasing revenue, cash flow, profitability, and market share. We believe our nationwide footprint, our continuous technological innovation, our promotion of PlanWell as the industry standard, and our value-added service offerings will allow us to continue to meet this objective. Our key strategies to accomplish this objective includes:

•	Continue to Increase Our Market Penetration and Expand Our Nationwide Footprint. Through our technical and operational expertise and strong customer relationships, we expect to continue to penetrate key markets and build our nationwide presence. We believe that customers rely on local relationships for their document management services, and we intend to increase our existing presence in key U.S. markets while expanding into under-penetrated regions through facilities management contracts, targeted branch openings, strategic acquisitions, and national accounts.

Õ	Facilities Management Contracts: We expect to capitalize on the continued trend of our customers to outsource their document management services, including their in-house operations. Our facilities management services are turnkey solutions to our customers that can transform what was a cost center for our customers into a profit center. Rather than absorbing the entire cost of such a facility, our customers receive an invoice from us based on their use which is typically reimbursable by project owners and developers. Since January 1, 2001, the number of our facilities management contracts has more than doubled. Based on the nine months ended September 30, 2004, annualized net sales from these contracts have grown to $71.6 million. We will continue to concentrate on developing ongoing facilities management relationships in all of the markets we serve and building our base of recurring revenue.

Õ	Targeted Branch Openings: Significant opportunities exist to expand our geographic coverage, capture new customers and increase our market share by opening additional satellite branches in regions near our established operations. Our strategy with respect to branch openings is in the early stages of implementation, having evolved as the next stage of our growth to complement our traditional acquisition strategy. Since September 2003, we have opened 17 new branches in areas that expand or further penetrate our existing markets and plan to open an additional 15 branches by the end of the first quarter of 2005. Capital investment for a new branch is modest and these new branches are expected to generate positive operating profit within 12 months from opening. We plan to open branches within our existing markets to serve new customers, in new markets to serve both existing and new customers, and in markets that have no ideal acquisition candidates or where potential acquisitions are likely to be too costly. We believe that our existing corporate infrastructure is capable of supporting a much larger branch network and significantly higher revenue.

Õ	Strategic Acquisitions: Acquisitions have historically been an important component of our growth strategy. Since 1997, we have acquired 84 reprographics companies and have developed a structured approach to acquiring and integrating companies. We believe that there are significant opportunities to grow our business further through disciplined, strategic acquisitions due to the fragmented nature of our industry. Because our industry consists primarily of small, privately-held companies that serve only local markets, we believe that we can continue to grow our business by successfully acquiring additional reprographics companies at reasonable prices and subsequently realizing substantial operating and purchasing synergies by leveraging our existing corporate infrastructure. We will continue to leverage our acquisition and integration expertise to expand into new markets and increase our presence in existing underpenetrated markets.

Õ	National Accounts: Our Premier Accounts business unit offers a comprehensive suite of reprographics services designed to meet the demands of large regional and national businesses. It provides local reprographics services to regional and national companies through our national network of reprographics service centers, while offering centralized access to project-specific services, billing and tracking information. For example, we recently entered into an exclusive Premier Accounts contract with one of the leading construction companies in the United States under which we offer a full range of document management, distribution and logistics, and print-on-demand services on a national scale. This contract requires that the customer use PlanWell for every project, and the use of PlanWell by this customer’s contractors, subcontractors and outside work force should significantly improve the potential for revenue growth from this account. Through our extensive national footprint and industry leading technology, we believe that we are well-positioned to meet the demands of national companies and will continue to capture additional revenues and customers through this business unit.

•	Promote PlanWell as the Industry Standard for Procuring Reprographics Services Online. Our goal is to continue to expand the market penetration of PlanWell and create a standardized, internet-based portal to manage, store, and retrieve documents. In order to increase market share and achieve industry standardization, we will continue to license our PlanWell technology to other reprographics companies, including members of PEiR. Through September 30, 2004, we have licensed PlanWell and our other technology products to 66 reprographics companies operating 83 service facilities across the United States. These efforts, combined with the functionality and capabilities of the PlanWell suite of products, should continue to position us at the forefront of technological innovation within the AEC and non-AEC reprographics markets, and create additional service and licensing revenue for us.

•	Expand Our Non-AEC and Ancillary Product and Service Offerings. We believe that offering our services to non-AEC customers and expanding our existing suite of product and service offerings are effective methods of increasing sales to both new and existing customers. We have leveraged our expertise in providing highly customized, quick-turn services to the AEC industry to attract customers from non-AEC industries that are increasingly seeking document management, document distribution and logistics, and print-on-demand services. We have been successful in attracting non-AEC customers that require services such as the production of large format and small format color and black and white documents, educational and training materials, short-run publishing products, and retail and promotional items. We began targeting non-AEC customers upon our conversion to digital technology in 1997, and we believe that our services to these customers accounted for approximately 20% of our net sales for the nine months ended September 30, 2004.

In addition to expanding our non-AEC revenues, we continue to focus on creating new value-added services beyond traditional reprographics to offer all of our customers. We are actively engaged in services such as bid facilitation, print network management for offices and on-site production facilities, and on-demand color publishing. We plan to continue to capitalize on our technological innovation to enhance our existing services and to create new reprographics technologies.

Our Services

       Reprographics services typically encompass the digital management and reproduction of graphics-related material and corresponding finishing and distribution services. We provide these business-to-business services to our customers in three major categories: document management, document distribution and logistics, and print-on-demand.

       Document Management. We store, organize, print and track AEC and non-AEC project documents using a variety of digital tools and industry expertise. The documents we manage are typically larger than 11x17, requiring specialized production equipment, and the documents are iterative in nature; frequently 10 or more versions of a single document must be tracked and managed throughout the course of a project.

       Document Distribution and Logistics. We provide fully-integrated document distribution and logistics, which consist of tracking document users, packaging prints, addressing and coordinating services for shipment (either in hard copy or electronic form), as well as local pick-up and delivery of documents to multiple locations within tight time constraints.

       Print-on-demand. We produce small and large-format documents in black and white or color using digital scanning and printing devices. We can reproduce documents when and where they are needed by balancing production capacity between the high-volume equipment in our network of reprographic service centers, as well as equipment placed on site in our customers’ facilities.

       These broad categories of services are provided to our architectural, engineering and construction industry, or AEC industry, customers, as well as to our customers in non-AEC industries that have similar document management and production requirements. Our AEC customers work primarily with high volumes of large format construction plans and small format specification documents that are technical, complex, constantly changing and frequently confidential. Our non-AEC customers generally require services that apply to black and white and color small format documents, promotional documents of all sizes, and the digital distribution of document files to multiple locations for a variety of print-on-demand needs including short-run digital publishing.

       We provide the following specific services through our suite of reprographics technology products, a network of 177 locally-branded reprographics service centers, and more than 1,760 facilities management programs. These services include:

•	PlanWell, our proprietary, internet-based planroom launched in June 2000, and our suite of other reprographics software products that enable the online purchase and fulfillment of reprographics services. From Planwell’s inception in June 2000 through September 1, 2004, more than 650,000 orders have been placed through PlanWell online planrooms for the management of more than 54,000 projects and seven million complex, large format documents. While PlanWell typically facilitates the management of large and small format documents for professionals in the AEC industry, the application can be used to manage small format document collections and color documents for non-AEC users. PlanWell is provided in two primary configurations: PlanWell Enterprise, a hosted, comprehensive documentation system with a wide variety of administration and document management features; and PlanWell PDS, a simple, stand alone online planroom that acts as a document viewing and distribution tool for a single set of plans.

•	Production services, including print-on-demand, document assembly, document finishing, mounting, laminating, binding, and kitting. We utilize a broad range of digital output equipment and finishing and assembly skills to produce print-on-demand projects at each of our 177 service centers. These services include the production of large format and small format documents in both black and white and color. Documents can be digitally transferred from one service facility to another to balance production capacity or take advantage of a “distribute and print” operating system.

•	Document distribution and logistics, including the physical pick up, delivery, and shipping of time-sensitive, critical documents. These services are supported by a fleet of approximately 680 vehicles and nearly 700 employees. Our service facilities provide pedestrian, bicycle and car courier services in most metropolitan markets, and we also offer third party shipping services to all of our customers. Contracted courier services allow our divisions to manage additional delivery capacity through approximately 160 vehicles and drivers.

•	Highly customized large and small format reprographics in color and black and white. For our non-AEC customers this includes digital reproduction of posters, tradeshow displays, plans, banners, signage and maps. We offer large format color services through a variety of processes, including inkjet, bubblejet, large format electrostatic printing and photographic printing. We also offer small format color reprographics services, which typically use laser printing technology, for products such as flyers, real estate deal books and financial presentations.

•	Facilities management, including recurring on-site document management services and staffing at our customers’ locations. We currently have more than 1,760 facilities management programs, which typically include the management and procurement of related on-site equipment and supplies. Our facilities management services generally eliminate reprographics capital expenditures for our customers and keep equipment current and in good condition. Our facilities management services also help our customers track and capture reprographics costs that are often reimbursable, and frequently transform a customer’s cost center into profit center.

•	Sales of reprographics equipment and supplies to other reprographics companies and end-users in the AEC industry to further complement our service and product offerings and increase our purchasing power. In addition, a number of our service centers are authorized dealers for reprographics equipment manufactures such as Océ and Xerox. Sales of reprographics equipment and supplies accounted for approximately $40.7 million, or 9.8%, of our net sales in 2003.

•	The design and development of other document management and reprographics software, in addition to PlanWell, that supports ordering, tracking, job costing, and other customer specific accounting information for a variety of projects and services. Many of these applications create greater value and offer a wider range of services when used in conjunction with one another, providing an incentive to our customers to use our services beyond a single need. These proprietary applications include:

Õ	Electronic Work Order (EWO), which offers our customers access to the services of all of our service centers through the internet. This application also offers the reprographer the ability to create internet-based order forms that conform to their available service offerings and pricing. Customers can use a simple upload application to send files to the reprographer or schedule a pickup for original documents. This application can also be configured to interface with other third party internet-based products, acting as the driving e-commerce engine for a reprographics organization.

Õ	Abacus Print Cost Recovery (PCR) System, which provides a suite of software modules for reprographers and their customers to track documents produced from equipment installed as a part of a facilities management program.

Õ	BidCaster “Invitation-to-Bid” (ITB) System, a data management internet application that issues customizable “invitations to bid” from a customer’s desktop using email and a hosted fax server. This application links potential bidders directly to a PlanWell online planroom to evaluate and order plans used in the submission of project bids, and tracks bid responses to provide the customer a much faster, convenient and efficient way to gather and complete project bids.

Õ	MetaPrint Print Automation and Device Manager, a universal print driver that facilitates the printing of documents with output devices manufactured by multiple vendors, and allows the reprographer to print multiple documents in various formats as a single print submission.

Õ	OneView Document Access and Customer Administration System, an internet-based application that leverages the security attributes of PlanWell to provide a single point of access to all of a customer’s project documents, regardless of which of our local production facilities stores the relevant documents. This application also imports and consolidates invoice data from each of our service centers in a variety of formats and reports.

       To further support and promote our major categories of services, as well as lead our industry forward and establish ourselves firmly at the forefront of technology and innovation in the reprographics industry, we also:

•	License our suite of reprographics technology products, including our flagship online planroom, PlanWell, to independent reprographers. Our licensing efforts promote our technology as the digital standard for the fulfillment of reprographics services in the AEC industry. Through September 30, 2004, we have licensed PlanWell and our other technology products to 66 reprographics companies operating 83 service facilities across the United States.

•	Operate PEiR (Profit and Education in Reprographics), a trade organization wholly owned by us, through which we charge membership fees and provide purchasing, technology and educational benefits to other reprographers. PEiR members, currently consisting of 45 independent reprographers, are required to license PlanWell and may purchase equipment and supplies at a lower cost than they could obtain independently. In turn, their purchasing volumes increase our buying power and influence with our vendors. We also distribute our educational programs to PEiR members to help establish and promote best practices within the reprographics industry.

Customers and Representative Projects

       Our customers are both local and national companies, with no single customer accounting for more than 2% of our net sales in 2003.

       We have historically provided reprographics and related business services primarily to the architectural, engineering and construction, or AEC, market. However, since 1997, we have focused on increasing the number of non-AEC customers in our customer base to increase diversification and expand our core services into markets that seek sophisticated document management, document distribution and logistics, and print-on-demand services. We generated approximately 80% of our net sales from AEC customers for the nine months ended September 30, 2004. We began targeting non-AEC customers upon our conversion to digital technology in 1997 and we believe that services to these customers accounted for approximately 20% of our net sales for the nine months ended September 30, 2004.

Top 20 AEC Customers

       The following is a list of our top 20 AEC customers based upon our net sales for the nine months ended September 30, 2004:

Anshen & Allen, Architects, Inc.
BSW Architects
EDAW, Inc.
Ewing Cole Cherry Brott
Gensler
Hammel, Green & Abrahamson, Inc.
Hillier International
The Irvine Company
KTGY Group, Inc.
MBH Architects, Inc.	Parsons Brinkerhoff Inc.
Perini Corporation
RBF Consulting
Rockwell Group
Skanska USA Building Inc.
Skidmore Owens & Merrill LLP
Standard Pacific Corporation
The Turner Corporation
URS Corporation
Wimberly Allison Tong & Goo

Top 20 Non-AEC Customers

       The following is a list of our top 20 non-AEC customers based upon our net sales for the nine months ended September 30, 2004:

Adac Laboratories, Inc.
AIM Management Group Inc.
Applied Materials, Inc.
Baker Hughes Incorporated
The Boeing Company
Chevron Phillips Chemical
DBL Realtors Corp.
Etec Systems
Helix U.S.A. Ltd.
Lam Research Corporation	Los Angeles County Dept. of Public Works
NACE International
San Manuel Indian Bingo & Casino
Sound Transit
Southern California Edison
Staedtler, Inc.
Taco Bell Corp.
WDI/ Document Controls
Wells Fargo & Company
University of California, Los Angeles

Representative Projects

       The following is a representative list of recent small and large projects in which we supplied reprographics services:

Name of Project	Architect	Builder

Miami International Airport	Corgan Associates, Inc.	The Turner Corporation
North Terminal Development (Miami, FL)
Walt Disney Concert Hall	Frank O. Gehry & Associates, Inc.	M. A. Mortenson Company
(Los Angeles, CA)
University of Michigan	Polshek Partnership Architects LLP	Skanska USA Building Inc.
Biomedical Science Research Building (Ann Arbor, MI)
Toyota Headquarters South	LPA, Inc.	The Turner Corporation
Campus Office Development (Torrance, CA)
Bellagio Resort and Casino,	Marnell Carrao Associates	Marnell Carrao Associates
Sam’s Town Gambling Hall (Las Vegas, NV)
FDA Regional Laboratory-Southwest (Irvine, CA)	Zimmer, Gunsul, Frasca Partnership + HDR	Hensel Phelps
Fluor Corporation Campus	Fluor Corporation	Fluor Corporation
Headquarters (Irvine, CA)
City of Aliso Viejo	Multiple	Multiple
Masterplan (Aliso Viejo, CA)
Minutemaid Park (Houston, TX)	HOK Sport + Venue + Event	Kellogg Brown & Root (KBR)
Chesapeake Bay Bridge	PCL Civil Constructors Inc.	Multiple
Tunnel (Virginia Beach, VA)
Caltrans District 7	Morphosis Architects	Clark Construction Group, LLC
Headquarters (Los Angeles, CA)
Norman Mineta San Jose	Gensler	Gilbane Building Company
International Airport (San Jose, CA)
Nissan Automotive Assembly	SSOE, Inc.	W.G. Yates & Sons
Facility (Canton, MS)		Construction Co., Yates/ Walbridge

Operations

       Geographic Presence. We operate 177 reprographics service centers, including 174 service centers in 135 cities in 29 states throughout the United States and the District of Columbia and three service centers in the Toronto metropolitan area. Our reprographics service centers are located in close proximity to the majority of our customers and offer pickup and delivery services within a 15 to 30 mile radius. The map below illustrates the number of our service centers by state.

       Hub and Satellite Configuration. We are organized into 42 divisions that typically consist of a cluster configuration of at least one large service facility, or hub facility, and several smaller facilities, or satellite facilities, that are digitally connected as a cohesive network, allowing us to provide all of our services both locally and nationwide. Our hub and satellite configuration enables us to shorten our customers’ document processing and distribution time, as well as achieve higher utilization of output devices by coordinating the distribution of work orders digitally among our service centers. In addition, this organizational structure allows us to balance production capacity, improve equipment utilization, and minimize capital expenditures through technology sharing among our service centers within each market. The hub and satellite model supports our ability to respond to the demands of local markets by promoting regional decision making for marketing, pricing, and selling practices while benefiting from centralized administrative functions.

Overview of Typical Hub and Satellite Capabilities

Central Hub Facilities	Satellite Facilities

• All capabilities and equipment of our satellite facilities	• Process simple reprographics
• Process larger, more complex reprographics	• Quick turnaround capabilities
• Higher production capacity	• Sophisticated equipment
• Manage facilities management programs	• Responsive, localized service
• Back-up support to satellite facilities	• Local delivery service
• Light production capacity
• Finishing services

•	Central Hub Facilities. In each of our major markets, we operate one or more large scale full service facilities that have high production capacity and sophisticated equipment. These larger facilities offer specialized services such as laser digital imaging on photographic material, large format color printing, and finishing services that may not be economically viable for smaller facilities to provide. Each central hub facility also maintains a library of design and imaging software, including architectural software, to process customer orders in digital format. In addition, digital equipment at all of our service facilities is networked, allowing a single order to be processed simultaneously on multiple pieces of equipment. These facilities also offer customers access to PlanWell, as well as document storage and retrieval services. Our central hub facilities also coordinate our facilities management programs.

•	Satellite Facilities. To supplement the capabilities of our central hub facilities, we operate satellite facilities that are typically located closer to our customers than the central hubs. Our satellite facilities have quick turnaround capabilities, responsive, localized service, and handle the majority of digital processes. By utilizing a fleet of approximately 680 vehicles and nearly 700 employees, together with approximately 160 vehicles and drivers from contracted courier services for additional flexible capacity, these satellite facilities interact directly with customers and our central hub facilities to provide customers with a full range of high quality, on-demand reprographics services. In addition, our delivery fleet enables the smaller satellite facilities to coordinate with each other to reduce turnaround time for customers by evenly distributing work orders. The smaller satellite centers also typically provide digital black and white printing and imaging, color printing and limited finishing services.

       Management Systems and Controls. We operate our business under a dual operating structure of centralized administrative functions and regional decision making. Acquired companies typically retain their local business identities, managers, sales force, and marketing efforts in order to maintain strong local relationships. Our local management maintains autonomy over the day-to-day operations of their business units, including profitability, customer billing, receivables collection, and service mix decisions. We believe that this decentralized and entrepreneurial approach to our operations is essential in capitalizing on our managers’ knowledge of local markets and long established customer relationships.

       Although we operate on a decentralized basis, our senior management closely monitors and reviews each of our 42 divisions through daily reports that contain operating and financial information such as sales, inventory levels, purchasing commitments, collections, and receivables. In addition, our operating divisions submit monthly reports to senior management that track each division’s financial and operating performance in comparison to monthly budgets.

Suppliers and Vendors

       We purchase raw materials, consisting primarily of paper, toner, and other consumables, and purchase or lease reprographics equipment. To minimize our materials cost, we maintain a paper converting operation whereby we purchase rolls of paper directly from paper mills that are cut to size and used in our operations, as well as sold to our customers. Our reprographics equipment, which includes imaging and printing equipment, is typically leased for use in our service facilities and facilities management sites. We use a two-tiered approach to purchasing in order to maximize the economies associated with our size, while maintaining the local efficiencies and time sensitivity required to meet customer demands. We continually monitor market conditions and product developments, as well as regularly review the contractual terms of our national purchasing agreements, to take advantage of our buying power and to maximize the benefits associated with these agreements.

       Our primary vendors of equipment, maintenance services and reprographics supplies include Océ N.V., Xerox Corporation, Canon Inc., and Xpedx, a division of International Paper Company. We have long standing relationships with all of our suppliers and we believe we receive favorable prices as compared to our competition due to the large quantities we purchase and strong relationships with our vendors. We have entered into annual supply contracts with certain vendors to guarantee prices. Significant market fluctuations in our raw material costs have historically been limited to paper prices and we have typically maintained strong gross margins as the result of our ability to pass increased material costs through to our customers.

Sales and Marketing

       Divisional Sales Force. We market our products and services throughout the United States through localized sales forces and marketing efforts at the divisional level. We had approximately 270 sales and customer service representatives as of September 30, 2004. Each sales force generally consists of a sales manager and a staff of between two to 12 sales and customer service representatives that target various customer segments. Depending on the size of the operating division, a sales team may serve both the central hub service facility and satellite facilities, or if market demographics require, operate on behalf of a single service facility.

       Our sales associates have been trained in our entire portfolio of services. They are in close contact with the local business community and offer our portfolio of services to customers in a variety of local industries in both the architectural, engineering and construction, or AEC market, and the non-AEC markets.

       In most locations, we follow a customized sales approach to the market that is dependent on the distinctive trade practices of the region. For example, in some major metropolitan markets, architects exert controlling influence over the management of construction projects, whereas in other markets, general contractors have greater control. We believe our strong connections to AEC and general business communities and our long operating history provide us with the insight and understanding to effectively address regionally focused trade practices through our targeted sales efforts.

       Premier Accounts. To further enhance our market share and service portfolio on a national level, we operate a “Premier Accounts” business unit. Designed to meet the requirements of large regional and national businesses, we established this operating division to take advantage of growing globalization within the AEC market, and to establish ourselves at the corporate level as the leading national reprographer with extensive geographic and service capabilities. The “Premier Accounts” sales initiative allows us to attract large AEC and non-AEC companies with document management, distribution and logistics, and print-on-demand needs that span wide geographical or organizational boundaries. Since its launch in the middle of 2003, we have established eight national accounts through Premier Accounts, including our most recent exclusive contract with one of the leading construction companies in the United States.

       PEiR Group. We established the PEiR Group (Profit and Education in Reprographics) in July 2003, a separate operating division of our company that is a membership-based organization for the reprographics industry. Comprised of independent reprographers and reprographics vendors, its mission is to “create a large, unified group of successful independent reprographers able to advance the industry by improving the profitability, productivity and professionalism of its members.” PEiR members are required to license our PlanWell online planroom application, facilitating the promotion of our technology as the industry standard. We also provide general purchasing discounts to PEiR members through our preferred vendors. This provides other reprographics companies the opportunity to purchase equipment and supplies at a lower cost than they could obtain independently, while increasing our influence and purchasing power with our vendors. Through PEiR, we also present educational programs to members to establish and promote best practices within the industry.

Competition

       According to the IRgA, most firms in the U.S. reprographics services industry are small, privately held entrepreneurial businesses. The larger reprographers in the United States, besides ourselves, include Service Point USA, a subsidiary of Service Point Solutions, S.A., Thomas Reprographics, Inc., ABC Imaging, LLC, and National Reprographics Inc. While we have no nationwide competitors, we do compete at the local level with a number of privately held reprographics companies, commercial printers, digital imaging firms, and to a limited degree, retail copy shops. Competition is primarily based on customer service, technological leadership, product performance and price. We believe that the scale and scope of our operations are distinct competitive advantages that differentiate us from our competitors. See “Risk Factors — Competition in our industry and innovation by our competitors may hinder our ability to execute our business strategy and maintain our profitability.”

Research and Development

       We believe that to compete effectively we must continue to invest in research and development of our services. Our research and development efforts are focused on improving and enhancing PlanWell as well as developing new proprietary services. As of September 30, 2004, we employed approximately 20 engineers and technical specialists with expertise in software, internet-based applications, database management, internet security and quality assurance. Cash outlays for research and development which include both capitalized and expensed items amounted to $2.5 million in 2001, $2.7 million in 2002, $2.8 million in 2003, and $1.9 million for the nine months ended September 30, 2004.

Proprietary Rights

       Our success depends on our proprietary information and technology. We rely on a combination of copyright, trademark and trade secret laws, license agreements, nondisclosure and noncompete agreements, reseller agreements, customer contracts, and technical measures to establish and protect our rights in our proprietary technology. Our PlanWell license agreements grant our customers a nonexclusive, nontransferable, limited license to use our products and receive our services and contain terms and conditions prohibiting the unauthorized reproduction or transfer of our services. We retain all title and rights of ownership in our software products. In addition, we enter into agreements with some of our employees, third-party consultants and contractors that prohibit the disclosure or use of our confidential information and require the assignment to us of any new ideas, developments, discoveries or inventions related to our business. We also require other third parties to enter into nondisclosure agreements that limit use of, access to, and distribution of our proprietary information. We also rely on a variety of technologies that are licensed from third parties to perform key functions.

       We have registered “PlanWell” as a trademark with the United States Patent and Trademark Office and have applied for registration in Canada, Australia and the European Union. Additionally, we have applied to register the trademark “PlanWell PDS” with the United States Patent and Trademark Office and in Canada, Australia and the European Union. We do not have any other trademarks, service marks or patents that are material to our business.

       For a discussion of the risks associated with our proprietary rights, see “Risk Factors — Our failure to adequately protect the proprietary aspects of our technology, including PlanWell, may cause us to lose market share” and “Risk Factors — We may be subject to intellectual property rights claims, which are costly to defend, could require us to pay damages and could limit our ability to use certain technologies in the future.”

Information Technology

       We operate two technology centers in Silicon Valley to support our reprographics services. Our second technology center was recently opened to accommodate the continuing growth of our digital operations, and to provide redundancy for our critical equipment and communication infrastructure. Our technology centers also serve as design and development facilities for our software applications, and house our nationwide database administration team and networking engineers.

       From these technology centers, our technical staff is able to remotely manage, control and troubleshoot the primary databases and connectivity of each of our 42 operating divisions. This allows us to avoid the costs and expenses of employing costly database administrators and network engineers in each of our service facilities.

       All of our reprographics service centers are connected via a high performance, dedicated wide area network (WAN), with additional capacity and connectivity through a virtual private network (VPN) to handle customer data transmissions and e-commerce transactions. Our technology centers are standardized on HP/Compaq ProLiantTM Servers and Microsoft Window 2000 Enterprise Server software. Our technology centers use both commonly available software and custom applications running in a clustered computing environment and employ industry leading technologies for redundancy, backup and security.

       We apply the extensive industry knowledge and experience of the managers of our acquired reprographics companies to our technology development in order to create solutions that are immediately practical to reprographers and their customers.

       We employ advanced digital technology to improve processes, reduce costs, and increase our efficiency. We have built our technology infrastructure in a manner which provides us with engineering talent, development tools, and powerful computing resources while carefully managing our costs.

Employees

       As of September 30, 2004, we had over 3,450 employees. Approximately 20 of our employees are covered by two collective agreements. The collective bargaining agreement with our subsidiary, Ridgway’s Ltd., expires on November 30, 2007 and the agreement with our subsidiary, B.P. Independent Reprographics, Inc., expires on December 4, 2006, but will continue thereafter from year to year unless either party terminates the agreement. We have not experienced a work stoppage during the past five years and believe that our relationships with our employees and collective bargaining units are good.

Facilities

       We currently operate 184 production facilities, including five production support facilities and our two technology centers in Fremont, California, totaling approximately 1,371,000 square feet. We have five administrative facilities, totaling approximately 25,000 square feet. Our executive offices are located in Glendale, California.

       The table below lists our facilities by region, type of facility, number of facilities and approximate square footage as of December 31, 2004.

	Number of		Number of
	Administrative	Square	Production	Square
Region	Facilities	Footage	Facilities(1)	Footage(1)

Southern California	1	7,000	37	308,000
Northern California	1	5,000	35	270,000
Pacific Northwest	0	0	9	97,000
Northeast	3	13,000	33	194,000
Southern	0	0	43	286,000
Midwest	0	0	27 (2)	216,000

Total	5	25,000	184	1,371,000

(1)	Includes five production support facilities and our two technology centers in Fremont, California.

(2)	Includes our three service centers in the Toronto metropolitan area.

       We lease 172 of our production facilities, each of our administrative facilities and both of our technology centers. These leases generally expire between 2005 and 2009. Substantially all of the leases contain renewal provisions with automatic rent escalation clauses. The owned facilities are subject to major encumbrances under our credit facilities. In addition to the facilities that are owned, our fixed assets are comprised primarily of machinery and equipment, trucks, and computer equipment.

Legal Proceedings

       We are a creditor and participant in the Chapter 7 Bankruptcy of Louis Frey Company, Inc., or LF Co., which is pending in the United States Bankruptcy Court, Southern District of New York. We managed LF Co. under a contract from May through September of 2003. LF Co. filed for Bankruptcy protection in August 2003, and the proceeding was converted to a Chapter 7 liquidation in October 2003. On or about June 30, 2004, the Bankruptcy Estate Trustee filed a complaint in the LF Co. Bankruptcy proceeding against us, which was amended on or about July 19, 2004, alleging, among other things, breach of contract, breach of fiduciary duties, conversion, unjust enrichment, tortious interference with contract, unfair competition and false commercial promotion in violation of The Lanham Act, misappropriation of trade secrets and fraud regarding our handling of the assets of LF Co. The Trustee claims damages of not less than $9.5 million, as well as punitive damages and treble damages with respect to the Lanham Act claims. Previously, on or about October 10, 2003, a secured creditor of LF Co., Merrill Lynch Business Financial Services, Inc., or Merrill, had filed a complaint in the LF Co. Bankruptcy proceeding against us, which was most recently amended on or about July 6, 2004. Merrill’s claims are duplicated in the Trustee’s suit. We, in turn, have filed answers and counterclaims denying liability to the Trustee and seeking reimbursement of all costs and damages sustained as a result of the Trustee’s actions and in our efforts to assist LF Co. Discovery has commenced and is ongoing in each of these cases. We believe that we have meritorious defenses as well as substantial counterclaims against Merrill Lynch and the Trustee. We intend to vigorously contest the above matters. Based on the discovery and depositions to date, we do not believe that the outcome of the above matters will have a material adverse impact on our results of operations or financial condition.

       We are involved in various legal proceedings and other legal matters from time to time in the normal course of business. We do not believe that the outcome of any of these matters will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Environmental and Regulatory Considerations

       Our property consists principally of reprographics and related production equipment and we lease substantially all of our production and administrative facilities. We are not aware of any environmental liabilities which would have a material impact on our operations and financial condition.

MANAGEMENT

Directors and Executive Officers

       The following table sets forth the name, age and position of the persons who will be our directors and executive officers as of the date of the completion of the offering.

Name	Age	Position

Sathiyamurthy Chandramohan	46	Chief Executive Officer; Chairman of the Board of Directors
Kumarakulasingam Suriyakumar	51	President; Chief Operating Officer; Director
Mark W. Legg	49	Chief Financial Officer; Secretary
Rahul K. Roy	45	Chief Technology Officer
Andrew W. Code	46	Director
Thomas J. Formolo	40	Director
Edward D. Horowitz	57	Director
Manuel Perez de la Mesa	47	Director

       Executive officers are appointed by and serve at the pleasure of our board of directors. A brief biography of each person who will serve as a director or executive officer upon consummation of this offering follows below. Prior to our conversion from a California limited liability company to a Delaware corporation, each officer served Holdings in the capacities discussed below.

       Sathiyamurthy (“Mohan”) Chandramohan has served as an advisor and the Chairman of the Board of Advisors of Holdings since March 1998 and has served as a director and the Chairman of the Board of Directors of American Reprographics Company since October 2004. Mr. Chandramohan joined Micro Device, Inc. (our predecessor company) in February 1988 as President and became the Chief Executive Officer in March 1991. Prior to joining our company, Mr. Chandramohan was employed with U-Save Auto Parts Stores from December 1981 to February 1988, and became the company’s Chief Financial Officer in May 1985 and Chief Operating Officer in March 1987. Mr. Chandramohan served as the President of the International Reprographics Association (IRgA) from August 1, 2001 to July 31, 2002 and continues to be an active member of the IRgA.

       Kumarakulasingam (“Suri”) Suriyakumar has served as an advisor of Holdings since March 1998 and has served as a director of American Reprographics Company since October 2004. Mr. Suriyakumar joined Micro Device, Inc. in 1989. He became the Vice President of Micro Device, Inc. in 1990 and became the company’s President and Chief Operating Officer in 1991. Prior to joining our company, Mr. Suriyakumar was employed with Aitken Spence & Co. LTD, a highly diversified conglomerate and one of the five largest corporations in Sri Lanka. Mr. Suriyakumar is an active member of the IRgA.

       Mark W. Legg joined Holdings as its Chief Financial Officer in April 1998. From 1987 to 1998, Mr. Legg was employed at Vivitar Corporation, a distributor of photographic, optical, electronic and digital imaging products, as a Vice President and the Chief Financial Officer, and later as its Chief Operating Officer. Before Vivitar, he was director of corporate accounting at Sunrise Medical from 1984 to 1986. From 1979 to 1984, Mr. Legg was employed as an accountant with Price Waterhouse & Co.

       Rahul K. Roy joined Holdings as our Chief Technology Officer in September 2000. Prior to joining our company, Mr. Roy was the Founder, President and Chief Executive Officer of MirrorPlus Technologies, Inc., which developed software for the reprographics industry, from August 1993 until it was acquired by us in 1999. Mr. Roy served as the Chief Operating Officer of InPrint, a provider of printing, software, duplication, packaging, assembly and distribution services to technology companies, from 1993 until it was acquired by us in 1999.

       Andrew W. Code has served as an advisor of Holdings since May 2002 and has served as a director of American Reprographics Company since October 2004. Mr. Code is a partner of CHS and founded its predecessors in 1988. Mr. Code is also a director of SCP Pool Corporation.

       Thomas J. Formolo has served as an advisor of Holdings since April 2000 and has served as a director of American Reprographics Company since October 2004. Mr. Formolo has been a partner of CHS since 1997 and employed by its affiliates since 1990.

       Edward D. Horowitz was appointed as a director of American Reprographics Company in January 2005. Mr. Horowitz has been a consultant to the Office of the Chairman of Rainbow Media Enterprises, a national Hi-Definition programming service and direct broadcast satellite provider, since 2003 and also has been Founder and Chairman, since 2001, of EdsLink LLC, a New York City based venture capital firm providing financial, advisory and technology consulting services. From 1997 through 2001 Mr. Horowitz served at Citigroup, a provider of banking, insurance and investment services, as an Executive Vice President and as Founder and Chairman of the e-Citi business unit of Citigroup. Mr. Horowitz also serves as a director of iVillage, a provider of online and offline media-based properties, MusicNet, an online music delivery company, and Acterna, a provider of integrated solutions for communications service providers.

       Manuel Perez de la Mesa functioned as a director for Holdings from July 2002 until his appointment as a director of American Reprographics Company in October 2004. Mr. Perez de la Mesa has been Chief Executive Officer of SCP Pool Corporation, a wholesale distributor of swimming pool supplies and related equipment, since May 2001 and has also been the President of SCP Pool Corporation since February 1999. Mr. Perez de la Mesa served as Chief Operating Officer of SCP Pool Corporation from February 1999 to May 2001.

Board Composition

       Prior to our reorganization to a Delaware corporation, we were governed under the direction of a board of advisors, consisting of Messrs. Chandramohan, Suriyakumar, Code, Formolo and Marcus J. George, a managing director of CHS. In connection with our reorganization from a limited liability company to a corporation, we have established a board of directors consisting initially of Messrs. Chandramohan, Suriyakumar, Code, Formolo, Horowitz and Perez, who are listed above.

       In addition, in order to ensure compliance with the independence requirements of the New York Stock Exchange, the composition of the board of directors may change prior to and following this offering. It is our intention to be in full and timely compliance with all applicable rules of the New York Stock Exchange and applicable law, including with respect to the independence of our directors. As discussed in greater detail below, we intend to comply with the requirements of the Sarbanes-Oxley Act of 2002 and the New York Stock Exchange rules which require that, among other things, our audit committee include at least a majority of independent directors within 90 days after the effective date of our registration statement. In addition, within one year after such effectiveness, our audit committee must consist entirely of independent directors.

       The board has determined that Messrs. Horowitz and Perez are independent directors under the rules governing companies listed on the New York Stock Exchange. No later than one year after the completion of this offering, we will satisfy the requirements for independent directors contained in the rules governing companies listed on the New York Stock Exchange through the appointment of two additional independent directors, one of whom will replace one of the six current directors, resulting in a board consisting of seven members, four of whom will be independent. In order to expedite this compliance process, in recent months we have been actively seeking independent directors who could be added to our board, and we expect to be able to announce the addition of one independent director within a short period after the completion of this offering.

       In accordance with the terms of our amended and restated certificate of incorporation to be filed prior to the completion of this offering, the board of directors will be elected annually. There are no family relationships among any of the directors or executive officers of our company.

Board Compensation

       Except for reimbursement for reasonable travel expenses relating to attendance at board meetings and the grant of stock options, employee directors are not compensated for their services as directors. Directors who are not our employees receive cash compensation for their services as directors at a rate of $90,000 per year ($50,000 of which will be payable through annual grants of nonstatutory stock options under our 2005 Stock Plan). In addition, directors who are not our employees will receive $5,000 per year for duties as committee chair. Directors who are our employees are eligible to participate in our 2005 Stock Option Plan and, beginning in 2005, they will also be eligible to participate in our 2005 Employee Stock Purchase Plan. See “— Benefit Plans.”

Board Committees

Audit Committee

       Presently, our audit committee consists of Messrs. Perez, Formolo and Code. Mr. Perez is an audit committee financial expert and is an independent audit committee member. Our audit committee must have at least one independent member at the time our registration statement becomes effective, as required by the rules governing companies listed on the New York Stock Exchange. The audit committee must have a majority of independent members within 90 days after the effective date of our registration statement and the entire audit committee must consist of independent members within one year after the effective date of our registration statement, one of which must be a financial expert. The audit committee will comply with all of the rules governing companies listed on the New York Stock Exchange.

       Our audit committee is responsible for reviewing the adequacy of our system of internal accounting controls; reviewing the results of the independent accountants’ annual audit, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management; reviewing our audited financial statements and discussing the statements with management; reviewing the audit reports submitted by the independent registered public accounting firm; reviewing disclosures by the independent registered public accounting firm concerning relationships with our company and the performance of our independent registered public accounting firm and annually recommending the independent registered public accounting firm; and preparing such reports or statements as may be required by securities laws.

Corporate Governance and Nominating Committee

       Presently, our corporate governance and nominating committee consists of Messrs. Perez, Formolo and Code. Mr. Perez is an independent corporation governance and nominating committee member. Our corporate governance and nominating committee must have at least one independent member at the time our registration statement becomes effective, as required by the rules governing companies listed on the New York Stock Exchange. The corporation governance and nominating committee must have a majority of independent members within 90 days after the effective date of our registration statement and the entire corporate governance and nominating committee must consist of independent members within one year after the effective date of our registration statement. The corporate governance and nominating committee will comply with all of the rules governing companies listed on the New York Stock Exchange.

       The corporate governance and nominating committee, among other things, identifies individuals qualified to become members of the board of directors, selects or recommends to the board of directors the nominees to stand for election as directors and develops and recommends to the board of directors a set of corporate governance principles. The corporate governance and nominating committee is governed by a charter that complies with the rules of the New York Stock Exchange.

Compensation Committee

       Presently, our compensation committee consists of Messrs. Perez, Formolo and Code. Mr. Perez is an independent compensation committee member. Our compensation committee must have at least one independent member at the time our registration statement becomes effective, as required by the rules governing companies listed on the New York Stock Exchange. The compensation committee must have a majority of independent members within 90 days after the effective date of our registration statement and the entire compensation committee must consist of independent members within one year after the effective date of our registration statement. The compensation committee will comply with all of the rules governing companies listed on the New York Stock Exchange.

       The compensation committee, among other things, reviews, approves and makes determinations concerning our compensation practices, policies and procedures for the members of senior management. The compensation committee is governed by a charter that complies with the rules of the New York Stock Exchange.

Compensation Committee Interlocks and Insider Participation

       During 2004, our entire board of advisors, consisting of Messrs. Chandramohan, Suriyakumar, Code, Formolo, and George, determined executive compensation. We did not have a compensation committee apart from the board of advisors. During 2004, Mr. Chandramohan served as our Chief Executive Officer and Mr. Suriyakumar served as our President and Chief Operating Officer.

       Messrs. Code and Formolo, both members of our board of directors, are affiliated with CHS Management IV LP. We are party to a management agreement with CHS Management IV LP, pursuant to which CHS Management IV LP has agreed to provide certain consulting services to us. The management agreement will be terminated upon the consummation of this offering.

       Messrs. Chandramohan and Suriyakumar, both members of our board of advisors, are affiliated with Sumo Holdings LA, LLC, Sumo Holdings San Jose, LLC, Sumo Holdings Irvine, LLC, Sumo Holdings Sacramento, LLC, Sumo Holdings Maryland, LLC, and Sumo Holdings Costa Mesa, LLC, each of which are parties to various real property leases with our subsidiaries relating to our facilities.

       For a further description of the transactions between the members of our board of directors, their affiliates and us, see “Certain Relationships and Related Transactions.”

Executive Compensation

       The compensation paid to our Chief Executive Officer and the only other executive officers who received compensation in excess of $100,000 for services in all capacities to our company and our subsidiaries during 2003 and 2004 is set forth below. We did not grant any membership unit appreciation rights, restricted units or long-term incentive plan, or LTIP, awards to our executive officers during 2003 or 2004.

Summary Compensation Table

						Long Term
						Compensation
						Awards
		Annual Compensation
						Securities
				Other Annual		Underlying	All Other
Name and Principal Position	Year	Salary	Bonus	Compensation(1)		Options	Compensation

S. Chandramohan	2004	$600,000	$—	$58,718	(2)	—	$288	(3)
Chairman of the Board of Directors and Chief Executive Officer	2003	600,000	—	52,150	(4)	—	288	(3)
K. Suriyakumar	2004	600,000	—	66,332	(5)	—	288	(3)
President, Chief Operating Officer and Director	2003	600,000	—	65,527	(5)	—	288	(3)
Mark W. Legg	2004	196,667	490,000	—		15,000	1,280	(6)
Chief Financial Officer and Secretary	2003	200,000	387,000	—		—	1,288	(7)
Rahul Roy	2004	360,000	—	—		100,000	3,018	(8)
Chief Technology Officer	2003	360,000	—	—		—	2,688	(9)

(1)	Certain personal benefits provided by us to the named executive officers are not included in the above table as permitted by the SEC regulations because the aggregate amount of such personal benefits for each named executive officer in each year reflected in the table did not exceed the lesser of $50,000 or 10% of the sum of such officer’s salary and bonus in each respective year.

(2)	Includes $54,218 for automobile lease payments.

(3)	Consists of premiums for life insurance.

(4)	Includes $47,770 for automobile lease payments.

(5)	Consists of automobile lease payments.

(6)	Consists of $213 of premiums for life insurance and $1,067 paid by us as the employer match under our 401(k) plan.

(7)	Consists of $288 of premiums for life insurance and $1,000 paid by us as the employer match under our 401(k) plan.

(8)	Consists of $360 of premiums for life insurance and $2,658 paid by us as the employer match under our 401(k) plan.

(9)	Consists of $288 of premiums for life insurance and $2,400 paid by us as the employer match under our 401(k) plan.

Option Grants During the Year Ended December 31, 2004

       The following table sets forth certain information regarding the stock options granted to each named executive officer listed in the above Summary Compensation Table during the fiscal year ended December 31, 2004. None of such persons received awards of stock appreciation rights, restricted stock or LTIP awards during 2004.

Option/SAR Grants in Last Fiscal Year

Individual Grants					Potential
Realizable
		Percent of			Value at	Potential Realizable Value at
	Number of	Total Options			Midrange of	Assumed Annual Rates of
	Securities	Granted to			Assumed	Stock Price Appreciation for
	Underlying	Employees in	Exercise Price		Initial Offering	Option Term(3)
	Options	Fiscal	Per Share	Expiration	Price of
Name	Granted (#)	Year (%)	($/Sh)	Date	$15.00/Share ($)	5% ($)	10% ($)

S. Chandramohan	—	—	—	—	—	—	—
K. Suriyakumar	—	—	—	—	—	—	—
Mark W. Legg(1)	15,000	4.9%	$5.6168	02/28/14	$140,748	$282,249	$499,340
Rahul Roy(2)	100,000	32.8%	5.8520	05/30/14	914,800	1,858,142	3,305,414

(1)	Options vest as to 100% of the covered shares on February 28, 2005.

(2)	Options vest as to 20% of the covered shares on each of the first, second, third, fourth and fifth anniversaries of April 30, 2004.

(3)	Realizable values are reported net of the option exercise price. The dollar amounts under these columns are the result of calculations at the 5% and 10% rates (determined from $15.00, the mid-point of the estimated initial public offering price range shown on the front cover of this prospectus) set by the Securities and Exchange Commission and, therefore, are not intended to forecast possible future appreciation, if any, of our stock price. Actual gains, if any, on stock option exercises are dependent on the future performance of our common stock as well as the optionholder’s continued employment through the vesting period. The potential realizable value calculation assumes that the optionholder waits until the end of the option term to exercise the option.

Aggregated Option Exercises During the Year Ended December 31, 2004 and Value of Options Held at December 31, 2004

       The following table provides summary information concerning the shares of common stock acquired in 2004, the value realized upon exercise of stock options in 2004, and the year end number and value of unexercised options with respect to each of the named executive officers as of December 31, 2004. The value was calculated by determining the difference between the fair market value of underlying securities and the exercise price. The fair market value of our common stock at December 31, 2004 was assumed to be $15.00 per share, the mid-point of the estimated offering price range shown on the front cover of this prospectus.

Fiscal Year-End Option Values

Number of
Securities
			Underlying	Value of Unexercised
			Unexercised	in-the-Money
			Options at	Options at
			FY-End (#)	FY-End ($)
Shares
	Acquired on	Value	Exercisable/	Exercisable/
Name	Exercise(#)	Realized($)	Unexercisable	Unexercisable

S. Chandramohan	—	—	—	—
K. Suriyakumar	—	—	—	—
Mark W. Legg	—	—	15,000/0	$140,748/$0
Rahul Roy	—	—	640,000/160,000	$6,352,252/$1,499,878

       In December 2004, our board of directors agreed to issue Mr. Roy shares of restricted common stock in the amount of $1,000,000. The shares will be issued to Mr. Roy upon his development of certain software applications and will vest five years after the date of grant, subject to his continued employment. Effective December 2004, our board also agreed to accelerate the vesting of Mr. Roy’s options to purchase 100,000 shares of our common stock in connection with his recent development of software applications relating to our PlanWell and Abacus products.

Employment Agreements

       We had an agreement with each of Mr. Chandramohan and Mr. Suriyakumar that expired in December 2002. These agreements provided that, at the closing of an acquisition, each would be paid in cash a fee equal to one percent (1%) of the aggregate consideration paid by us in connection with the acquisition (including, without limitation, all interest bearing obligations assumed, the deferred purchase price of property or assets, all non-compete, consulting, employment or lease arrangements and similar forms of consideration). For purposes of these agreements with Messrs. Chandramohan and Suriyakumar, “acquisition” was defined as an acquisition by us of all or substantially all of the outstanding capital stock or of all or substantially all of the assets and business of any person, division or any similar business unit of any person. Since the expiration of these agreements, we have continued to pay Messrs. Chandramohan and Suriyakumar acquisition bonuses in accordance with the agreements. These payments will be discontinued upon the consummation of this offering.

       We have entered into a 2004 Bonus Plan with Mr. Legg that provides for the payment to Mr. Legg of (1) a bonus of up to $300,000 based on the financial results for the twelve months ended December 31, 2004 of three divisions specified in the Bonus Plan (up to $100,000 bonus per division), (2) a bonus of $100,000 for the repayment of no less than $30,700,000 of bank debt by December 31, 2004 (subject to increase for repayments of bank debt above this amount), and (3) a bonus of $100,000 for the achievement of 100% of divisional cash flow divided by divisional earnings before depreciation and amortization for the year ended December 31, 2004 (subject to increases of $25,000 for each percentage point over 100%). Under the Bonus Plan, Mr. Legg is not eligible to receive any of the bonus payments described above if our EBIT margin is equal to or less than 10% for the year ended December 31, 2004. In that situation, our CEO will determine the appropriate bonus based upon his evaluation of Mr. Legg’s performance. In accordance with the 2004 Bonus Plan, $210,000 of the bonus was paid in advance on July 31, 2004, with the balance to be paid on February 15, 2005.

       We have entered into employment agreements with each of the named executive officers that will become effective upon the effectiveness of this registration statement. Each employment agreement provides for a three-year term which automatically renews for additional one-year terms subject to the provisions thereof.

       The employment agreements with Messrs. Chandramohan and Suriyakumar provide for an annual base salary of $650,000. Each of Messrs. Chandramohan and Suriyakumar may also earn an annual bonus equal to $60,000 for each full percentage point by which our earnings per share for a fiscal year exceed by more than 10% our earnings per share for the previous year. The employment agreement with Mr. Legg provides for an annual base salary of $250,000. The employment agreement with Mr. Roy provides for an annual base salary of $400,000. Each of Messrs. Legg and Roy may also earn an annual bonus of up to $250,000 and $300,000, respectively, under performance criteria to be established annually. Each of the employment agreements provide for standard employee benefits.

       We may terminate the employment of each executive with or without cause and the executive may terminate his employment with or without good reason, as those terms are defined in the agreements. If we terminate the employment of the executive other than for cause or disability, or the executive terminates his employment for good reason, his medical benefits will continue and he will receive as severance benefits his base salary paid in periodic installments over the remaining term of the agreement, and all stock options or other equity awards will immediately vest. The executive will receive no severance or medical benefits if we terminate his employment for cause or if he terminates his employment for other than good reason.

       The severance payments and benefits described above are only payable if the executive executes and delivers to us an agreement releasing us and our related parties for all claims and liabilities that the executive may have against us and our related parties.

       Each executive has agreed to confidentiality, non-solicitation and non-competition provisions in his respective employment agreement.

Benefit Plans

American Reprographics Holdings, L.L.C. Unit Option Plan II

       On January 1, 2001, Holdings adopted the American Reprographics Holdings, L.L.C. Unit Option Plan II, or Unit Plan, under which selected employees, independent advisors, members of the board of advisors of Holdings (or any subsidiary) or members of the board of directors of any subsidiary may be granted common unit options. The members of Holdings approved the Unit Plan on December 22, 2000. Under the Unit Plan, 1,735,415 shares of Holdings’ plan member common units have been reserved for the grant of options. As of December 31, 2003, options to purchase a total of 1,446,000 plan member common units were outstanding under the Unit Plan. The exercise price of the units is to be determined by the board of advisors, provided, however, that the option price is not to be less than 85% of the fair market value of such unit at the time such option is granted, or, in the case of a person who owns units possessing more than 10% of the total combined voting power of all units of Holdings, 110% of the fair market value of such unit at the time such option is granted. For purposes of the Unit Plan, the term “fair market value” means the fair market value of a unit determined as of any particular date by the board of advisors, on a fully diluted basis assuming the exercise or conversion of all then exercisable options, warrants, and other rights to purchase units and, to the extent that the board of advisors in its discretion determines to be appropriate, the exercise or conversion of such options, warrants, and other rights to purchase units that are not then exercisable or convertible.

       Holdings’ board of advisors is to determine the vesting period of each option at the date of the grant, provided, however, that except for options granted to officers or consultants, or officers, directors or consultants of any of Holdings’ subsidiaries, each option shall become exercisable at no lesser rate than 20% for each full year elapsed after the grant of the option and on or before termination of service as an employee until fully exercisable. Upon termination of employment, Holdings and an affiliate of Holdings, ARC Acquisition Co., L.L.C., have the right to redeem the options. On July 1, 2003, Holdings amended the Unit Plan to extend the exercise period and vesting period for certain optionholders, provided (a) the optionholder had been employed by Holdings or any of its subsidiaries for a period of at least 10 years, (b) the optionholder was at least 55 years old on the date of termination, and (c) the optionholder’s service with Holdings and any of its subsidiaries terminated because of his or her retirement or any other voluntary reason other than his or her death or permanent disability. If an optionholder satisfies the aforementioned criteria, Holdings may elect to treat the portion of the option that was exercisable on the date of such termination of employment as exercisable by the optionholder until such time that he or she chose to “compete” (as defined in the Unit Plan) with Holdings or any of its subsidiaries. In addition, as long as the optionholder did not compete with Holdings or any of its subsidiaries, the option would continue to vest according to the Unit Plan and the applicable option agreement.

       Upon completion of this offering, members of Holdings will exchange their outstanding options granted under the Unit Plan for options under our 2005 Stock Plan exercisable for shares of our common stock equal to the number of units subject to the Holdings option and with the same exercise price and vesting terms as the Holdings option and all outstanding options under the Unit

Plan will be canceled. The Unit Plan will be terminated prior to the completion of this offering, and no additional options will be granted under the Unit Plan.

2005 Stock Plan

       We will adopt the American Reprographics Company 2005 Stock Plan, and obtain stockholder approval of the plan, prior to the completion of this offering. Upon our reorganization, all outstanding options under our Unit Option Plan will be canceled in exchange for an option under our 2005 Stock Plan exercisable for shares of our common stock equal to the number of units subject to the Holdings option and with the same exercise price and vesting terms as the Holdings option. The 2005 Stock Plan will be administered by our compensation committee.

       Type of Awards. The 2005 Stock Plan provides for the discretionary grant after the consummation of this offering of incentive stock options (within the provisions of Section 422 of the Internal Revenue Code) to employees, including officers and employee directors, and for the discretionary grant of nonstatutory stock options, stock appreciation rights, restricted stock awards, and restricted stock unit awards to employees, directors and consultants. No person may be granted options or stock appreciation rights under the 2005 Stock Plan covering more than 500,000 shares of common stock in any calendar year.

       Reservation of Shares. The total shares of common stock currently reserved and authorized for issuance under the 2005 Stock Plan equals 5,000,000 shares of common stock. This authorization shall automatically increase annually on the first day of our fiscal year, from 2006 through and including 2010, by the lesser of (i) 1.0% of the outstanding shares on the date of the increase; (ii) 300,000 shares; or (iii) such smaller number of shares determined by our board of directors. The board may elect to increase, with stockholder approval, or reduce the number of additional shares authorized in any given year. In the event of a stock split or other alteration in our capital structure, appropriate adjustments will be made to the authorized shares and outstanding awards to prevent dilution or enlargement of participants’ rights.

       Administration. Our compensation committee, which generally administers the 2005 Stock Plan, has the authority to determine the terms of the options, restricted stock, and restricted stock units, or stock appreciation rights granted, including the exercise price of the option or purchase price for a restricted stock grant or restricted stock unit; the number of shares subject to each option or restricted stock grant or the number of restricted stock units or stock appreciation rights; the vesting and exercise forms of each award; and the form of consideration payable upon the exercise of each option or stock purchase right.

       Nonassignability. Generally, options, restricted stock or other awards granted under our 2005 Stock Plan are not transferable by the participant, and each option is exercisable during the lifetime of the participant and only by such participant.

       Stock Options. The exercise price of nonstatutory stock options and stock purchase rights granted under the 2005 Stock Plan is determined by the compensation committee. With respect to nonstatutory stock options, the exercise price must be at least equal to the fair market value of our common stock on the date of grant. Generally, the exercise price of all incentive stock options must be at least equal to the fair market value of the common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must at least equal 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 2005 Stock Plan may not exceed 10 years. Options granted under the 2005 Stock Plan vest at the rate specified in the option agreement. Unless the terms of an optionholder’s stock option agreement provide for earlier or later termination, if an optionholder’s service with us, or any affiliate of ours, ceases due to disability or death, the optionholder, or his or her beneficiary, may exercise any vested options up to 12 months, or 18 months in the event of death, after the date such service ends. If an optionholder’s service with us, or any affiliate of ours, ceases without cause for any reason other than disability or death, the optionholder may exercise any vested options up to three months from cessation of service, unless the terms of the stock option agreement provide for earlier or later termination. If an optionholder’s service with us, or any affiliate of ours, ceases with cause, the option will terminate at the time such service ceases. In no event may an option be exercised after its expiration date.

       Restricted Stock Awards. Restricted stock awards granted under the 2005 Stock Plan may be either in the form of a restricted stock purchase right, giving the participant a right to immediately purchase common stock, or in the form of a restricted stock award, for which the participant will be required to furnish consideration in the form of services to us (in consideration for past services to us). The purchase price shall be determined by the committee and may be less than the current fair market value of the common stock. Restricted stock awards may be subject to vesting conditions based upon such services to be rendered as specified by the committee, and the shares acquired may not be transferred by the participant until vested. If a restricted stock award recipient’s service with us, or any affiliate of ours, terminates, we may reacquire all of the shares of our common stock issued to the recipient pursuant to a restricted stock award which have not vested as of the date of termination. Participants holding restricted stock will be permitted to vote the shares and receive any dividends paid in cash.

       Restricted Stock Units. Restricted stock units granted under the 2005 Stock Plan represent a right to receive payment for units in the form or cash or shares of our common stock at a future date determined in accordance with the participant’s award agreement. The consideration for a restricted stock unit award may be payable in any form permitted under applicable laws. Restricted stock unit awards shall be granted subject to vesting conditions as determined by the compensation committee. Participants have no voting rights or rights to receive cash dividends with respect to restricted stock unit awards until shares of common stock are issued in settlement of such awards. However, the compensation committee may grant restricted stock units that entitle their holders to receive dividend equivalents, which are rights to receive additional restricted stock units for a number of shares whose value is equal to any cash dividends we pay. If a restricted stock unit award recipient’s service with us, or any affiliate of ours, terminates, any unvested portion of the restricted stock unit award is forfeited upon the recipient’s termination of service.

       Stock Appreciation Rights. A stock appreciation right provides a participant the right to receive the appreciation in the fair market value of our common stock between the date of grant of the award and the date of its exercise. The appreciation is payable in shares of our common stock. Stock appreciation rights vest and become exercisable at the times and on the terms established by the compensation committee. The maximum term of any stock appreciation right is 10 years. If a stock appreciation right recipient’s service with us, or any affiliate of ours, ceases for any reason, the recipient may exercise any vested stock appreciation right up to three months from cessation of service, unless the terms of the stock appreciation right agreement provide for earlier or later termination.

       Non-Employee Director Awards. Commencing with our first annual meeting of stockholders (on or after the effective date of this offering), each non-employee director automatically will receive a nonstatutory stock option with a fair market value, as determined under the Black-Scholes option pricing formula, equal to $50,000 (or 55.56%) of such non-employee director’s annual cash compensation (exclusive of committee fees). Each nonstatutory stock option will cover his or her service since either the previous annual meeting or the date on which he or she was first elected or appointed.

       Corporate Transactions and Change in Control. In the event of certain corporate transactions, the surviving entity may assume all stock-based awards outstanding under the 2005 Stock Plan or substitute substantially equivalent awards. If the surviving entity elects not to assume or substitute for all such awards, then with respect to stock-based awards held by persons providing us or any of our affiliates service, the vesting (and, if applicable, the time during which the award may be exercised) will be accelerated in full. Stock awards will terminate if not exercised (if applicable) before the effective time of the corporate transaction. In addition, the relevant award agreement may accelerate the vesting and settlement of any award upon a change in control.

       Amendment and Termination. The 2005 Stock Plan will continue in effect until the tenth anniversary of its approval by the board of directors or our stockholders, whichever is earlier, unless earlier terminated by the board of directors. The board of directors may amend, suspend or terminate the 2005 Stock Plan at any time, provided that without stockholder approval, the plan cannot be amended to increase the number of shares authorized, change the class of persons eligible to receive incentive stock options or effect any other change that would require stockholder approval under any applicable law or listing rule. Amendment, suspension or termination of the 2005 Stock Plan may not adversely affect any outstanding award without the consent of the participant, unless such amendment, suspension or termination is necessary to comply with applicable laws, regulations or rules.

2005 Employee Stock Purchase Plan

       We will adopt the American Reprographics Company 2005 Employee Stock Purchase Plan, or ESPP, and obtain stockholder approval of the plan, prior to the completion of this offering.

       Purpose. The purpose of the ESPP is to advance our interests and the interests of our stockholders by providing an incentive to attract, retain and reward eligible employees. It is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code.

       Shares Subject to Purchase Plan. A total of 750,000 shares of our common stock are initially authorized and reserved for sale under the ESPP. Appropriate adjustments will be made in the number of authorized shares and in outstanding purchase rights to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure.

       Administration. Our board of directors or a committee of the board will serve as administrator of the ESPP. The administrator has the authority to construe and interpret the terms of the ESPP and the purchase rights granted under it, to determine eligibility to participate, and to establish policies and procedures for administration of the plan.

       Eligibility. Our employees and employees of any parent corporation designated by the administrator are eligible to participate in the ESPP if they are customarily employed by us for more than 20 hours per week and more than five months in any calendar year. However, an employee may not be granted a right to purchase stock under the ESPP if: (1) the employee immediately after grant would own stock possessing 5 percent or more of the total combined voting power or value of all classes of our capital stock or of any parent or subsidiary corporation, or (2) the employee’s rights to purchase stock under all of our employee stock purchase plans would accrue at a rate that exceeds $25,000 in value for each calendar year of participation in such plans.

       Offerings. The ESPP is implemented by offerings of purchase rights to eligible employees. Under the ESPP, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. A new offering will automatically begin on March 1 and September 1 of each year, will generally be 24 months in duration and will consist of four six-month purchase periods, except that the first offering will commence on the effective date of the ESPP and will end on August 31, 2005. The administrator is authorized to establish additional or alternative sequential or overlapping offering periods and offering periods having a different duration or different starting or ending dates, provided that no offering period may have a duration exceeding 27 months.

       Participation. Eligible employees who enroll in the ESPP may elect to have up to 15 percent of their eligible compensation withheld and accumulated for the purchase of shares at the end of each purchase period in each offering in which they participate. However, all eligible employees will be automatically enrolled in the ESPP’s initial offering period and may only purchase shares by delivering an exercise notice and payment of the applicable purchase price prior to the initial purchase date, provided that participants may elect to begin payroll deductions under the ESPP after the effective date of a Form S-8 registration statement registering the shares reserved for issuance under the ESPP. Participants may voluntarily withdraw from the ESPP at any time during an offering period and receive a refund, without interest, of all amount withheld from compensation not previously applied to purchase shares. Participation ends automatically upon termination of employment.

       Purchase of Shares. Amounts accumulated for each participant are used to purchase shares of our common stock at the end of each purchase period at a price generally equal to 85 percent of the lower of the fair market value of our common stock at the beginning of an offering period or at the end of the corresponding purchase period. Prior to commencement of an offering period, the administrator is authorized to reduce, but not increase, this purchase price discount for that offering period, or, under the circumstances described in the ESPP, during that offering period; provided that such purchase price discount complies with the applicable provisions of Section 423 of the Internal Revenue Code. The maximum number of shares a participant may purchase in any calendar year is the lesser of 400 shares or a number of shares having a fair market value of $10,000 (determined on the date of purchase). Prior to the beginning of any offering period, the administrator may alter the maximum number of shares that may be purchased by any participant during the offering period or specify a maximum aggregate number of shares that may be purchased by all participants in the offering period. If an insufficient number of shares remain available under the plan to permit all participants to purchase the number of shares to which they would otherwise be entitled, the administrator will make a pro rata allocation of the available shares. Any amounts withheld from participants’ compensation in excess of the amounts used to purchase shares will be refunded, without interest, or held in the participant’s account for the purchase of shares under the next offering period.

       Corporate Transactions. In the event of certain corporate transactions, an acquiring or successor corporation may assume our rights and obligations under the ESPP. If the acquiring or successor corporation does not assume such rights and obligations or does not substitute them with similar rights and obligations, then the purchase date of the offering periods then in progress will be accelerated to a date prior to the effective time of the corporate transaction.

       Nonassignability. Rights granted under the ESPP are not transferable by a participant other than by will or the laws of descent and distribution. However, a participant may designate a beneficiary who is to receive any cash and/or shares from the participant’s account in the event the participant’s death.

       Amendment and Termination. The ESPP will continue in effect until terminated by the administrator. The administrator may amend, suspend or terminate the ESPP at any time, provided that unless stockholder approval is obtained within 12 months of such amendment, the plan cannot be amended to increase the number of shares authorized or change the definition of the corporations that may be designated by the administrator for participation in the plan. Amendment, suspension or termination of the ESPP may not adversely affect any purchase rights previously granted without the consent of the participant, unless such amendment, suspension or termination is necessary to qualify the plan under Section 423 of the Internal Revenue Code or to comply with applicable law, or is effected after a determination by the administrator that continuation of the plan or an offering period would result in unfavorable accounting consequences to us as a result of a change, after the plan’s effective date, in the generally accepted accounting principles applicable to the ESPP.

401(k) Plan

       Holdings sponsors a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code covering substantially all employees who are at least 21 years of age. Plan participants may contribute up to 75% of their annual eligible compensation, subject to contribution limitations imposed by the Internal Revenue Service. Holdings matches up to 20% of a participant’s contributions up to a maximum of 4% of their eligible annual compensation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

       Certain of our directors, executive officers, 5% beneficial owners and their affiliates have engaged in transactions with us in the ordinary course of business. We believe these transactions involved terms comparable to terms that would be obtained from an unaffiliated third party at the times the transactions were consummated. The following is a description of these transactions:

Related Party Leases and Purchases

       We are party to certain leases with entities owned by Mr. Chandramohan and Mr. Suriyakumar for our facilities located in Los Angeles, California, San Jose, California, Irvine, California, Sacramento, California, Oakland, California, Gaithersburg, Maryland, and Costa Mesa, California. Under these leases, we paid these entities rent in the aggregate amount of approximately $1,036,356 in 2001, $1,092,600 in 2002, $1,092,600 in 2003, and $1,494,980 in 2004. We are also obligated to reimburse these entities for certain real property taxes and assessments. These leases expire between January 2006 and December 2013.

       We sell certain products and services to Thomas Reprographics, Inc. and Albinson Inc., each of which is owned or controlled by Billy E. Thomas, who beneficially owns more than 5% of our common equity. These companies purchased products and services from us of approximately $215,000, $95,000 and $64,000 during the twelve months ended December 31, 2002, 2003 and 2004, respectively.

Management Agreement

       We are party to a management agreement with CHS Management IV LP, a Delaware limited partnership. Messrs. Code and Formolo, both members of our board of directors, have a direct beneficial ownership in CHS Management IV LP Under the management agreement, we paid CHS Management IV LP a management fee of $803,000 in 2001, $889,000 in 2002, $858,000 in 2003, and $835,000 in 2004. The annual management fee is subject to an annual increase based on our financial results but shall not exceed $1,000,000 annually. This management fee is in consideration of CHS Management IV LP providing ongoing consulting and management advisory services to us. Our board of directors may terminate the management agreement if it determines in good faith that CHS Management IV LP has materially failed to diligently provide such management services. This management agreement will be terminated upon the completion of this offering.

Indemnification Agreements

       We will enter into indemnification agreements with each director which provide indemnification under certain circumstances for acts and omissions which may not be covered by any directors’ and officers’ liability insurance. The indemnification agreements may require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as officers and directors (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain officers’ and directors’ insurance if available on reasonable terms.

Registration Rights Agreement

       We have entered into a registration rights agreement with certain holders of our common stock and holders of warrants to purchase our common stock, including entities affiliated with certain of our executive officers and directors. After this offering, the holders of 22,745,283 shares of common stock are entitled to certain rights with respect to the registration of such shares under the Securities Act. For more detailed information regarding these registration rights, please see “Description of Capital Stock — Registration Rights Agreement.”

Investor Unitholders Agreement

       Holdings entered into an Investor Unitholders Agreement with ARC Acquisition Co., L.L.C. and certain other parties that hold warrants to purchase Holdings common units. Under this agreement, subject to certain exceptions, (i) Holdings has a right of first refusal in connection with a transfer of units acquired by the warrant holders, (ii) the warrant holders have a right to participate in transfers of units by ARC Acquisition Co., L.L.C., (iii) ARC Acquisition Co., L.L.C. has limited preemptive rights in connection with an issuance of units by Holdings to the warrant holders and the warrant holders have limited preemptive rights in connection with an issuance of units by Holdings to ARC Acquisition Co., L.L.C., (iv) the warrant holders have the right to receive certain financial information from Holdings, and (v) the warrant holders have certain property inspection rights. The Investor Unitholders Agreement will be terminated upon the consummation of this offering.

PRINCIPAL AND SELLING STOCKHOLDERS

       The following table sets forth information, as of December 31, 2004, regarding the beneficial ownership of our common stock: (1) immediately prior to the consummation of the offering, but after giving effect to our reorganization; and (2) as adjusted to reflect the sale of the shares of common stock in this offering, by:

•	each of our directors and named executive officers;

•	all directors and named executive officers as a group;

•	each person who is known to us to own beneficially more than 5% of our common stock; and

•	each of the selling stockholders.

       The table includes all shares of common stock issuable within 60 days of December 31, 2004 upon the exercise of options and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated in the footnotes to this table, the persons named in the table have sole voting and sole investment control regarding all shares beneficially owned. The applicable percentage of ownership for each stockholder is based on 35,510,011 shares of common stock outstanding as of December 31, 2004 and 809,618 shares of common stock issuable upon the exchange of certain warrants, together with applicable options for that stockholder. Shares of common stock issuable upon exercise of options and other rights beneficially owned were deemed outstanding for the purpose of computing the percentage ownership of the person holding these options and other rights, but are not deemed outstanding for computing the percentage ownership of any other person.

	Shares Beneficially			Shares Beneficially
	Owned			Owned
	Prior to Offering			After Offering***
			Number of
Name and Address*	Number	Percent	Shares Offered(1)	Number	Percent

Principal Stockholders:
ARC Acquisition Co., L.L.C.(2)	17,334,221	47.7%	4,688,234	12,645,987	28.8%
10 S. Wacker Drive, Suite 3175
Chicago, IL 60606

Micro Device, Inc.	7,064,964	19.5%	434,522	6,630,442	15.1%

Billy E. Thomas(3)(4)	5,075,964	14.0%	334,354	4,741,610	10.8%
600 North Central Expressway
Richardson, TX 75080

OCB Reprographics, Inc.	4,616,631	12.7%	283,749	4,332,882	9.9%
17721 Mitchell North
Irvine, CA 92714

Directors and Named Executive Officers:
Andrew W. Code(5)	17,362,686	47.8%	4,695,933	12,666,753	28.8%

Thomas J. Formolo(5)	17,362,686	47.8%	4,695,933	12,666,753	28.8%

Sathiyamurthy Chandramohan(3)(4)(6)(7)(8)	14,810,502	40.8%	933,233	13,877,269	31.6%

Kumarakulasingam Suriyakumar(3)(4)(6)(7)(8)(9)	14,777,145	40.7%	931,216	13,845,929	31.5%
1981 N. Broadway, Suite 202
Walnut Creek, CA 94596

Rahul K. Roy(10)	737,500	2.0%	3,943	733,557	1.6%

Mark W. Legg(11)	350,001	**	9,319	340,682	**

	Shares Beneficially			Shares Beneficially
	Owned			Owned
	Prior to Offering			After Offering***
			Number of
Name and Address*	Number	Percent	Shares Offered(1)	Number	Percent

Manuel Perez de la Mesa(12)	45,500	**	0	45,500	**

Edward D. Horowitz	0	0%	0	0	0%

All directors and executive officers as a group (eight persons)	33,428,331	90.4%	5,649,957	27,778,374	62.2%

Other Selling Stockholders:

Brownies Blueprint, Inc.	1,656,051	4.6%	102,069	1,553,982	3.5%

Dietrich-Post Company	858,024	2.4%	52,742	805,282	1.8%

Color Expressions of California, Inc.	459,333	1.3%	50,605	408,728	**

Ted Carlson	300,000	**	11,828	288,172	**

Patrick Duggan	225,000	**	8,961	216,039	**

Richard Nelson	75,000	**	3,226	71,774	**

Johann De Abeyesinhe	35,001	**	1,434	33,567	**

David Dodge(13)	35,001	**	1,434	33,567	**

Trevor Fernando	35,001	**	1,434	33,567	**

Monita Sarthou	35,001	**	1,434	33,567	**

Virgilio Sim	35,001	**	1,434	33,567	**

Laurie Williams	35,001	**	1,434	33,567	**

CHS Associates IV	28,465	**	7,699	20,766	**

Karl Winkelman	9,000	**	359	8,641	**

Paige Walsh	1,473	**	398	1,075	**

*	Except as otherwise noted, the address of each person listed in the table is c/o American Reprographics Company, 700 North Central Avenue, Suite 550, Glendale, California 91203.

**	Less than one percent of the outstanding shares of common stock.

***	Assumes underwriters have not exercised their option to purchase additional shares.

(1)	If the underwriters’ overallotment option is exercised in full, the additional shares sold would be allocated among the selling stockholders as follows:

		Shares Beneficially
		Owned Assuming
		Exercise of
	Shares Beneficially	Overallotment
	Owned Subject to	Option
	Overallotment
Selling Stockholders	Option	Number	Percent

ARC Acquisition Co., L.L.C.	1,905,652	10,740,335	24.4%
Andrew W. Code(5)	1,908,781	10,757,972	24.5%
Thomas J. Formolo(5)	1,908,781	10,757,972	24.5%
Rahul K. Roy(10)	93,557	640,000	1.4%
CHS Associates IV	3,129	17,637	**
Paige Walsh	162	913	**

If the underwriters’ overallotment option is exercised in part, the additional shares sold would be allocated pro rata based upon the share amounts set forth in the preceding table.

(2)	The sole member of ARC Acquisition Co., L.L.C. is Code Hennessey & Simmons IV LP. The general partner of Code Hennessy & Simmons IV LP is CHS Management IV LP. The general partner of CHS Management IV LP is Code Hennessy & Simmons LLC. Code Hennessy & Simmons LLC, CHS Management IV LP and Code Hennessy & Simmons IV LP may be deemed to beneficially own these shares, but disclaim beneficial ownership of shares in which they do not have a pecuniary interest. The investment committee of Code Hennessy & Simmons LLC is composed of Andrew W. Code, Daniel J. Hennessy, Brian P. Simmons, Thomas J. Formolo, Jon S. Vesely and Peter M. Gotsch. Messrs. Code, Hennessy, Simmons, Formolo, Vesely and Gotsch may be deemed to beneficially own these shares due to the fact that they share investment and voting control over shares held by ARC Acquisition Co., L.L.C., but disclaim beneficial ownership of shares in which they do not have a pecuniary interest.

(3)	Includes 4,616,631 shares held by OCB Reprographics, Inc. As Messrs. Chandramohan, Suriyakumar and Thomas have ownership interests of 22.4%, 17.6% and 40%, respectively, in OCB Reprographics, Inc. and serve on its Board of Directors, each could be deemed to have beneficial ownership of all these shares. Messrs. Chandramohan and Suriyakumar each disclaim beneficial ownership of these shares except to the extent of each of their pecuniary interests therein.

(4)	Includes 459,333 shares held by Color Expressions of California, Inc. As Messrs. Chandramohan, Suriyakumar and Thomas have ownership interests of 24.8%, 19.5% and 26.7%, respectively, in Color Expressions of California, Inc. and serve on its Board of Directors, each could be deemed to have beneficial ownership of all these shares. Messrs. Chandramohan and, Suriyakumar each disclaim beneficial ownership of these shares except to the extent of each of their pecuniary interests therein.

(5)	Includes 17,334,221 shares held by ARC Acquisition Co., L.L.C. and 28,465 shares held by CHS Associates IV. Andrew W. Code and Thomas J. Formolo are members of the investment committee of Code Hennessy & Simmons LLC, the general partner of CHS Management IV LP, which in turn is the general partner of Code Hennessy & Simmons IV LP, which is the sole member of ARC Acquisition Co., L.L.C. Code Hennessy & Simmons LLC is also the general partner of CHS Associates IV. Messrs. Code and Formolo may be deemed to beneficially own the shares owned by ARC Acquisition Co., L.L.C. and CHS Associates IV, but disclaim beneficial ownership of shares in which they do not have a pecuniary interest.

(6)	Includes 7,064,964 shares held by Micro-Device, Inc. As Messrs. Chandramohan and Suriyakumar have ownership interests of 56% and 44%, respectively, in Micro-Device, Inc. and serve on its Board of Directors, each could be deemed to have beneficial ownership of all these shares. Messrs. Chandramohan and Suriyakumar each disclaim beneficial ownership of these shares except to the extent of each of their pecuniary interests therein.

(7)	Includes 1,656,051 shares held by Brownies Blueprint, Inc. As Messrs. Chandramohan and Suriyakumar have ownership interests of 42% and 33%, respectively, in Brownies Blueprint, Inc. and serve on its Board of Directors, each could be deemed to have beneficial ownership of all these shares. Messrs. Chandramohan and Suriyakumar each disclaim beneficial ownership of these shares except to the extent of each of their pecuniary interests therein.

(8)	Includes 858,024 shares held by Dietrich-Post Company. As Messrs. Chandramohan and Suriyakumar have ownership interests of 47.6% and 37.4%, respectively, in Dietrich-Post Company and serve on its Board of Directors, each could be deemed to have beneficial ownership of all these shares. Messrs. Chandramohan and Suriyakumar each disclaim beneficial ownership of these shares except to the extent of each of their pecuniary interests therein.

(9)	Includes 122,142 shares held by the Suriyakumar Family Trust. Mr. Suriyakumar and his spouse, as trustees of the Suriyakumar Family Trust, share voting and investment power over these shares.

(10)	Includes 640,000 shares issuable upon exercise of outstanding stock options exercisable within 60 days of December 31, 2004.

(11)	Includes 15,000 shares issuable upon exercise of outstanding stock options exercisable within 60 days of December 31, 2004. Shares held by the Legg Family Trust. Mr. Legg and his spouse, as trustees of the Legg Family Trust, share voting and investment power over these shares.

(12)	Includes 25,500 shares issuable upon exercise of outstanding stock options exercisable within 60 days of December 31, 2004. Includes 6,000 shares held by Mr. Perez’s children.

(13)	Shares held by David N. Dodge and Linda P. Dodge, as trustees of the David and Linda Dodge Family Trust u/a/d March 12, 2004. Mr. Dodge has sole voting and investment control over these shares.

DESCRIPTION OF CAPITAL STOCK

       Our authorized capital stock consists of 150 million shares of common stock, $.001 par value per share, and 25 million shares of undesignated preferred stock, $.001 par value per share. Immediately following the consummation of this offering 43,986,296 of the authorized shares of common stock will be issued and outstanding, including 22,500 shares issued pursuant to option exercises subsequent to September 30, 2004, and no shares of our preferred stock will be outstanding.

Common Stock

       The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for that purpose. See “Dividend Policy.” In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of any outstanding preferred stock. The common stock has no preemptive or conversion rights or other subscription rights. The outstanding shares of common stock (after giving effect to our reorganization) are, and the shares of common stock to be issued upon completion of this offering will be, fully paid and non-assessable.

Preferred Stock

       Upon the closing of this offering, the board of directors will have the authority, without further action by the stockholders, to issue up to 25 million shares of preferred stock, $.001 par value, in one or more series. The board of directors will also have the authority to designate the rights, preferences, privileges, and restrictions of each such series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences, and the number of shares constituting any series.

       The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of the common stock. As of the closing of the offering, no shares of preferred stock will be outstanding and we currently have no plans to issue any shares of preferred stock.

Registration Rights Agreement

       After this offering, the holders of 22,745,283 shares of common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in a registration rights agreement and are described below.

       Demand Registrations. At any time following six months after the closing of this offering, the holders of a majority of the registrable securities held by ARC Acquisition Co., L.L.C. and the holders of a majority of the registrable securities held by Messrs. Chandramohan and Suriyakumar (or entities in which they control a majority of the voting shares) shall each be entitled (as a group) to request up to two registrations on Form S-1 or similar long-form registration statements, respectively, and two short-form registrations on Form S-2, S-3 or any similar short-form registration statements, respectively. The holders of a majority of all other registrable securities under this agreement are entitled to request one short-form registration.

       Piggyback Rights. The holders of registrable securities other than those originally requesting registration pursuant to a demand registration can request to participate in, or “piggyback” on, any demand registration.

       Piggyback Registrations. If we propose to register any of our equity securities under the Securities Act (other than pursuant to a demand registration of registrable securities or a registration on Form S-4 or Form S-8) for us or for holders of securities other than the registrable securities, we will offer the holders of registrable securities the opportunity to register their registrable securities.

       Conditions and Limitations; Expenses. The registration rights are subject to conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and our right to delay or withdraw a registration statement under specified circumstances. We will pay the registration expenses of the holders of registrable securities in demand registrations and piggyback registrations in connection with the registration rights agreement.

Warrants

       At September 30, 2004, after giving effect to our reorganization as a Delaware corporation, we had outstanding warrants to purchase 1,168,842 shares of our common stock at an exercise price of $4.61 per share. The warrants expire on April 10, 2010. In connection with our reorganization, the warrants will be exchanged for 809,618 shares of our common stock (assuming an initial public offering price of $15.00 per share).

Delaware Anti-Takeover Law and Charter and Bylaw Provisions

       Provisions of Delaware law and our charter documents could make the acquisition of our company and the removal of incumbent officers and directors more difficult. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to negotiate with it first. We believe that the benefits of increased protection of its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

       Section 203. We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder unless, subject to exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation’s voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders.

       Special Stockholder Meetings. Our amended and restated certificate of incorporation will provide that special meetings of the stockholders for any purpose or purposes, unless required by law, may only be called by the board of directors, the chairman of the board, if any, the chief executive officer or the president. This limitation on the ability to call a special meeting could make it more difficult for stockholders to initiate actions that are opposed by the board. These actions could include the removal of an incumbent director or the election of a stockholder nominee as a director. They could also include the implementation of a rule requiring stockholder ratification of specific defensive strategies that have been adopted by the board with respect to unsolicited takeover bids. In addition, the limited ability to call a special meeting of stockholders may make it more difficult to change the existing board and management.

       Board of Directors. Subject to the rights of the holders of any outstanding series of preferred stock, our amended and restated certificate of incorporation will authorize only the board of directors to fill vacancies, including newly created directorships. Our amended and restated certificate of incorporation will also provide that directors may be removed by stockholders only by affirmative vote of holders of two-thirds of the outstanding shares of voting stock.

       Supermajority Vote to Amend Charter and Bylaws. Our amended and restated certificate of incorporation and amended and restated bylaws each will provide that our bylaws may be amended by our stockholders only with a two-thirds vote of the outstanding shares. In addition, our amended and restated certificate of incorporation will provide that its provisions related to, among other things, limitation of director liability and indemnification may only be amended by a two-thirds vote of the outstanding shares.

       No Stockholder Action by Written Consent. Our amended and restated certificate of incorporation will provide that, after this offering, stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent. The amended and restated bylaws will provide that special meetings of stockholders can be called only by the board of directors, the chairman of the board, if any, the chief executive officer and the president. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting by the board of directors, the chairman of the board, if any, and the President.

       Advance Notice Procedures. Our amended and restated bylaws will provide for an advance notice procedure for the nomination, other than by or at the direction of our board of directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders.

Indemnification Provisions

       Our amended and restated certificate of incorporation will limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law expressly permits a corporation to provide that its directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions that are not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

       These express limitations do not apply to liabilities arising under the federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission.

       The provisions of Delaware law that relate to indemnification expressly state that the rights provided by the statute are not exclusive and are in addition to any rights provided in a certificate of incorporation, bylaws, agreement or otherwise. Our amended and restated certificate of incorporation will provide that we will indemnify our directors and officers, to the maximum extent permitted by law and that we may indemnify other employees and agents. Our amended and restated bylaws will also permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of actions in his or her capacity as an officer, director, employee or agent. Prior to the completion of this offering, we will obtain an insurance policy that insures our directors and officers against losses, above a deductible amount, from specified types of claims. We believe that these provisions and policies will help us attract and retain qualified persons.

       The limited liability and indemnification provisions in our amended and restated certificate of incorporation, amended and restated bylaws and any related indemnification agreements may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duties and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder’s investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

       At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

       Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, employees, and agents under our restated certificate of incorporation or any related indemnification agreements we have been advised that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent and Registrar

       The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

SHARES ELIGIBLE FOR FUTURE SALE

       No public market for our common stock existed before this offering. Future sales of substantial amounts of our common stock in the public market could cause the prevailing market price for our common stock to decline. A large number of our outstanding shares of common stock will not be available for sale shortly after this offering because of contractual and legal restrictions on resale as described below. Sales of substantial amounts of our common stock in the public market after these restrictions lapse, and the potential for such sales, could depress the prevailing market price of our common stock and limit our ability to raise equity capital in the future.

       Upon completion of this offering, we will have outstanding an aggregate of 43,963,796 shares of common stock, excluding 22,500 shares issued pursuant to option exercises subsequent to September 30, 2004. All of the shares sold in this offering, other than those sold to our affiliates, will be freely tradable without restriction or further registration under the Securities Act. The remaining 30,636,296 shares of common stock held by existing stockholders, as of September 30, 2004, are restricted securities. Subject to the restrictions on transfer contained in the lock-up agreements described in “Underwriting,” restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act.

Lock-Up Agreements

       Our executive officers, directors, the selling stockholders and holders of substantially all other shares of our common stock have agreed not to dispose of or hedge, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, until 180 days after the date of this prospectus. Transfers or dispositions can be made sooner with the prior written consent of Goldman, Sachs & Co. and J.P. Morgan Securities Inc.

Rule 144

       In general, under Rule 144 of the Securities Act, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

       We believe that holders of common stock issued to them in exchange for units of our predecessor’s common equity prior to our recapitalization in contemplation of this offering should generally be able to count the period of time during which they held such predecessor common equity for purposes of determining the length of time they have held our common stock for purposes of Rule 144. Sales under Rule 144 must comply with manner of sale provisions and post-sale notice requirements, and may only occur if information about us is publicly available.

Rule 144(k)

       Under Rule 144(k) of the Securities Act, a person who has not been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, shares eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering.

       Substantially all of the shares of our common stock outstanding prior to this offering are held by CHS affiliates or other individuals who are our affiliates, and although many of such shares have been held for at least two years, such shares cannot be sold by any such holder pursuant to Rule 144(k) until 90 days after such holder ceases to be an affiliate.

Rule 701

       Rule 701 permits our employees, officers, directors or consultants who purchased shares pursuant to a written compensatory plan or contract to resell such shares in reliance upon Rule 144, but without compliance with certain restrictions. Rule 701 provides that affiliates may, under Rule 144, sell their Rule 701 shares 90 days after effectiveness of this registration statement without complying with the holding period requirement and that non-affiliates may sell such shares in reliance on Rule 144 90 days after effectiveness of this registration statement without complying with the holding period, public information, volume limitation or notice requirements of Rule 144.

Registration Rights

       After this offering, the holders of 22,745,283 shares of our common stock, assuming the exchange of outstanding warrants for registrable securities, may demand that we register their shares under the Securities Act or, if we file another registration statement under the Securities Act, may elect to include their shares in such registration. If these shares are registered, they will be freely tradeable without restriction under the Securities Act. For more detailed information regarding these registration rights, please see “Description of Capital Stock — Registration Rights Agreement.”

Stock Options

       Upon the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act registering approximately 5.8 million shares of our common stock, including shares issuable under our stock plans. The registration statement will become effective upon filing. Accordingly, shares of our common stock registered under the registration statement on Form S-8 will be available for sale in the open market immediately thereafter, after complying with Rule 144 volume limitations applicable to affiliates and with lock-up restrictions.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Secured Credit Facilities

       We have two senior secured credit facilities, a $130 million senior first priority secured facility, or first priority facility, and a $225 million senior second priority secured facility, or second priority facility, each pursuant to a credit and guaranty agreement dated as of December 18, 2003 between Opco, Holdings, the domestic subsidiaries of Holdings and a syndicate of financial institutions, including Goldman Sachs Credit Partners L.P. Our first priority facility consists of a $100 million senior first priority secured term loan facility, or term facility, and a $30 million senior first priority secured revolving credit facility, or revolving facility. Our second priority facility consists of a $225 million senior second priority secured term loan facility.

       The proceeds of the term facility and a portion of the revolving facility, together with substantially all of the proceeds of the second priority facility, were used to refinance our then existing debt. Amounts remaining available under the revolving facility may be used by us for working capital, certain permitted acquisitions and general corporate purposes.

Maturity

       The term facility matures in June 2009, the revolving facility matures in December 2008 and the second priority facility matures in December 2009.

Guarantees and Security

       Opco’s obligations under each of the credit facilities are guaranteed by Holdings and each of its domestic subsidiaries.

       In addition, subject to limited exceptions, the first priority facility is secured by first priority security interests in all of Opco’s assets and the assets of Holdings and its domestic subsidiaries and 65% of the assets of its foreign subsidiaries. Such pledged assets include the stock of their respective subsidiaries. The second priority facility is secured by second priority security interests in the assets securing the first priority facility. The priority of the security interests and related creditor rights between the first priority facility and the second priority facility are subject to an intercreditor agreement.

Interest and Fees

       Loans made under the credit facilities bear interest at a floating rate and may be maintained as index rate loans or as LIBOR rate loans. Index rate loans bear interest at the index rate plus the applicable index rate margin. The index rate is defined as the higher of (1) the rate of interest publicly quoted from time to time by The Wall Street Journal as the base rate on corporate loans posted by at least 75% of the nation’s 30 largest banks, and (2) the Federal Reserve reported overnight funds rate plus 1/2 of 1%. The LIBOR rate loans bear interest at the LIBOR rate plus the applicable LIBOR rate margin.

       The applicable margin with respect to the term facility is 2.00% in the case of index rate loans and 3.00% in the case of LIBOR rate loans. The applicable margin for the revolving facility is determined by a grid based on the ratio of the consolidated indebtedness of Holdings and its subsidiaries to the consolidated adjusted EBITDA (as defined in the credit facilities) of Holdings and its subsidiaries for the most recently ended four fiscal quarters and range between 2.00% and 2.75% for LIBOR rate loans and range between 1.00% and 1.75% for index rate loans.

       The applicable margin with respect to loans made under the second priority facility is 5.875% in the case of index rate loans and 6.875% in the case of LIBOR rate loans. However, if the ratio of the consolidated indebtedness of Holdings and its subsidiaries over the consolidated adjusted EBITDA (as defined in the credit facilities) of Holdings and its subsidiaries is greater than 4.8:1.0 for any four fiscal quarters, each of the applicable margins set forth above will be increased by 100 basis points. In addition, loans made under the second priority facility are issued at a discount of 1.0% to the face amount.

       Under the revolving facility, we are also required to pay a fee equal to 0.50% of the total unused commitment amount. We may also draw upon the credit facilities through letters of credit which carry specific fees.

Covenants

       Our credit facilities require Holdings to meet certain financial tests, including minimum interest coverage, maximum leverage and minimum fixed charge coverage ratios. The credit facilities also limit Opco’s ability and the ability of Holdings and its other domestic subsidiaries to, among other things, incur debt, incur additional liens, make distributions on or repurchase equity, make certain investments, sell certain assets, enter into operating leases, engage in reorganizations or mergers, or change the character of our business. Certain of these covenants are subject to exceptions and materiality qualifiers.

Mandatory Prepayment

       We are required to apply any net proceeds received from (i) asset sales, (ii) insurance on account of any loss of any property or assets, or (iii) the incurrence of indebtedness for borrowed money, first to repay amounts outstanding under the term facility, second, to repay amounts outstanding (and to permanently reduce commitments) under the revolving facility, and third, provided there are no amounts outstanding under the first priority facility, to repay amounts outstanding under the second priority facility, subject to the call premium described below.

       Upon our receipt of cash proceeds from (i) the issuance of equity securities by us or any of our subsidiaries or (ii) excess cash flow, we are required to apply 75% of such net proceeds, or 50% if the consolidated indebtedness of Holdings and its subsidiaries over the consolidated adjusted EBITDA of Holdings and its subsidiaries is 3.0:1.0 or less for the most recent four fiscal quarters, to repay amounts outstanding under the second priority facility, in an amount not to exceed $67,500,000. We are required to apply the balance of such net proceeds to repay amounts outstanding under the first priority facility as described above.

Optional Prepayment

       The term facility and revolving facility may be prepaid in whole or in part without premium or penalty. In the event that there are no amounts outstanding under the term facility and revolving facility, amounts outstanding under the second priority facility may be prepaid in whole or in part subject to the call premium described below.

Call Premium

       Subject to certain exceptions, any repayments or prepayments of the second priority facility prior to December 2007 are subject to the payment of a premium ranging from 2.50% to 11.00% of the amount repaid or prepaid.

Events of Default

       The credit facilities contain customary events of default, including, payment defaults, defaults under other indebtedness, breach of covenant, breach of representations or warranties, certain events of bankruptcy, insolvency or dissolution, judgment defaults, change of control, invalidity of any loan documents or provisions supporting the credit facilities, and defaults or events relating to the employee benefit plans of Holdings or any of its subsidiaries. Certain of the events of default are subject to exceptions and materiality qualifiers. If an event of default occurs under the credit facilities and is not cured within the proscribed grace period, the lenders under the credit facilities will be entitled to take various actions, including terminating all loans and demanding payment for all outstanding amounts and foreclosing on collateral. In addition, under the second priority facility, the lenders may, upon a change of control, require us to repurchase all or any portion of the loans outstanding under the second priority facility at a purchase price of 101% of the principal amount.

       The terms used in this summary have specific meanings as used in the credit facilities. This summary of the credit facilities may not contain all of the information that is important to you and is subject to, and qualified in its entirety by reference to, all of the provisions of the credit agreements and related documents, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information.”

UNDERWRITING

       ARC, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of common stock indicated in the following table. Goldman, Sachs & Co., J.P. Morgan Securities Inc., Credit Suisse First Boston LLC, Robert W. Baird & Co. Incorporated and CIBC World Markets Corp. are the representatives of the underwriters.

Number of
Underwriters	Shares

Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Credit Suisse First Boston LLC
Robert W. Baird & Co. Incorporated
CIBC World Markets Corp.

Total	13,350,000

       The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below, unless and until this option is exercised.

       If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 2,002,500 shares of common stock from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

       The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by ARC and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                additional shares.

Paid by ARC

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

Paid by the Selling Stockholders

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

       Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $     per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $     per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

       ARC, its officers and directors, the selling stockholders and other stockholders who collectively hold substantially all of ARC’s common stock have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and J.P. Morgan Securities Inc.

       Prior to the offering, there has been no public market for the common stock. The initial public offering price has been negotiated among ARC, the selling stockholders and the representatives. Among the factors to be considered in determining the initial public offering price of the common stock, in addition to prevailing market conditions, will be ARC’s historical performance, estimates of its business potential and earnings prospects, an assessment of its management and the consideration of the above factors in relation to market valuation of companies in related businesses.

       The common stock has been approved for listing on the New York Stock Exchange under the symbol “ARP”. In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

       In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

       The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

       Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

       Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the date of the closing of this offering, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)), received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to ARC; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

       The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

       The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

       The prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares of common stock to the public in Singapore.

       The shares of common stock have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

       At ARC’s request, the underwriters have reserved for sale, at the initial public offering price, up to 667,500 shares offered by this prospectus for sale to some of ARC’s directors, officers and employees and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

       A prospectus in electronic format may be made available on the website maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

       The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

       ARC estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $3.4 million. The underwriters have agreed to reimburse certain of ARC’s estimated expenses, excluding underwriting discounts and commissions, in connection with this offering.

       ARC and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

       Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment and commercial banking services for ARC, for which they received or will receive customary fees and expenses. An affiliate of Goldman, Sachs & Co. is a lender under ARC’s credit facilities, having a commitment to lend up to $5.0 million under the revolving facility which currently has no balance. In addition, in connection with the purchase of certain debt of Holdings which has since been repaid, affiliates of Goldman, Sachs & Co. were issued warrants to purchase common units of Holdings. As part of the reorganization, such affiliates will exchange these warrants for 809,618 shares of ARC’s common stock. For more detailed information regarding these warrants, please see “Description of Capital Stock — Warrants.” In connection with a project to construct a new Goldman, Sachs & Co. headquarters in New York City, following a competitive bidding process, the developer, with Goldman, Sachs & Co.’s concurrence, has selected ARC to provide reprographics services for the project.

VALIDITY OF COMMON STOCK

       The validity of the shares of common stock being offered will be passed upon for American Reprographics Company by Hanson, Bridgett, Marcus, Vlahos & Rudy, LLP, San Francisco, California, and for the underwriters by Sullivan & Cromwell LLP, Los Angeles, California.

EXPERTS

       The consolidated financial statements and financial statement schedule as of December 31, 2003 and September 30, 2004 and for the year and the nine months then ended, respectively, included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s restatement of its consolidated balance sheets at December 31, 2003 and September 30, 2004 and related consolidated statements of operations, members’ deficit and comprehensive income, and cash flows for the year and nine months then ended, respectively) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

       The consolidated financial statements of American Reprographics Holdings, L.L.C. at December 31, 2002 and for each of the two years in the period ended December 31, 2002, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

       We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering. This prospectus contains all information about us and our common stock that may be material to an investor in this offering. The registration statement includes exhibits to which you should refer for additional information about us.

       You may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the offices of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this website.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Reports of Independent Registered Public Accounting Firms	F-2
Consolidated Balance Sheets as of December 31, 2002 and 2003 and September 30, 2004	F-4
Consolidated Statements of Operations for the years ended December 31, 2001, 2002 and 2003 and for the nine months ended September 30, 2003 (unaudited) and 2004	F-5
Consolidated Statements of Members’ Deficit and Comprehensive Income (Loss) for the years ended December 31, 2001, 2002 and 2003 and for the nine months ended September 30, 2004	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003 and for the nine months ended September 30, 2003 (unaudited) and 2004	F-7
Notes to Consolidated Financial Statements	F-9
EXHIBIT 23.1
EXHIBIT 23.2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Advisors and Members
American Reprographics Holdings, L.L.C.:

       In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, members’ deficit and comprehensive income, and cash flows present fairly, in all material respects, the financial position of American Reprographics Holdings, L.L.C. and its subsidiaries (the “Company”) at December 31, 2003 and September 30, 2004, and the results of their operations and their cash flows for the year and nine months then ended, respectively, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule for the year ended December 31, 2003 and nine months ended September 30, 2004 listed in the index at Item 16(b) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       As discussed in Note 1 to the consolidated financial statements, the Company has restated its consolidated balance sheets at December 31, 2003 and September 30, 2004 and related consolidated statements of operations, members’ deficit and comprehensive income, and cash flows for the year and nine months then ended, respectively.

       Also, as discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for its redeemable preferred members’ equity upon the adoption of Statement of Financial Accounting Standard No. 150 effective July 1, 2003.

/s/ PRICEWATERHOUSECOOPERS LLP

Los Angeles, California

January 10, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Advisors and Members
American Reprographics Holdings, L.L.C.

       We have audited the accompanying consolidated balance sheet of American Reprographics Holdings, L.L.C. as of December 31, 2002, and the related consolidated statements of operations, members’ equity (deficit), and cash flows for the years ended December 31, 2001 and 2002. Our audit also included the financial statement schedule listed to the index at Item 16(b) for the years ended December 31, 2001 and 2002. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Reprographics Holdings, L.L.C. at December 31, 2002, and the consolidated results of its operations and its cash flows for the years ended December 31, 2001 and 2002, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

       As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for derivative financial instruments in 2001 upon the adoption of Statement of Financial Accounting Standard No. 133. The Company also changed its method of accounting for goodwill and other intangible assets in 2002 upon the adoption of Statement of Financial Accounting Standard No. 142.

/s/ ERNST & YOUNG LLP

Woodland Hills, California

February 28, 2003

AMERICAN REPROGRAPHICS HOLDINGS, L.L.C.

CONSOLIDATED BALANCE SHEETS

(Restated — See Note 1)

	December 31,		September 30, 2004

				Pro Forma
	2002	2003	Actual	(Note 12)

				(Unaudited)

	(Dollars in thousands)
Assets
Current assets:
Cash and cash equivalents	$24,995	$17,315	$12,008	$12,008
Accounts receivable, less allowance of $2,148, $2,790 and $3,288 at December 31, 2002 and 2003, and September 30, 2004, respectively	60,080	56,663	65,675	65,675
Inventories, net	7,223	5,937	5,861	5,861
Prepaid expenses and other current assets	6,448	5,661	6,662	8,571

Total current assets	98,746	85,576	90,206	92,115
Property and equipment, net	46,079	37,268	36,132	36,132
Goodwill	228,144	229,059	230,639	230,639
Other intangible assets, net	13,737	12,647	11,864	11,864
Deferred financing costs, net	6,688	8,288	7,183	7,183
Other assets	1,734	1,878	1,593	1,593
Deferred income taxes	—	—	—	15,377

Total assets	$395,128	$374,716	$377,617	$394,903

Liabilities and members’ deficit
Current liabilities:
Accounts payable	$19,426	$18,742	$19,981	$19,981
Accrued payroll and payroll-related expenses	10,102	9,906	9,392	9,392
Accrued expenses	13,508	14,622	21,973	21,973
Accrued distributions to members	—	—	—	9,097
Accrued earnout payments	2,142	374	265	265
Current portion of derivative liability	4,788	—	—	—
Current portion of long-term debt and capital leases	24,409	25,123	10,685	10,685

Total current liabilities	74,375	68,767	62,296	71,393
Long-term debt and capital leases, net of debt discount	354,199	334,217	320,415	320,415
Mandatorily redeemable preferred membership units	—	25,791	27,285	27,285
Other long-term liabilities	3,733	5,956	5,920	5,920

Total liabilities	432,307	434,731	415,916	425,013

Commitments and contingencies (Note 6)

Mandatorily redeemable preferred membership units	23,903	—	—	—

Members’ deficit:
Common members’ capital, including warrants to purchase common membership units — 35,467,511 and 35,487,511 and 35,487,511 common membership units issued and outstanding at December 31, 2002 and 2003, and September 30, 2004, respectively	26,117	26,228	29,302	29,302
Deferred compensation	—	—	(2,742)	(2,742)
Accumulated deficit:
Accumulated distributions to members	(139,734)	(142,343)	(146,912)	(132,394)
Accumulated earnings	53,369	56,922	82,396	76,067
Accumulated other comprehensive loss	(834)	(822)	(343)	(343)

Total members’ deficit	(61,082)	(60,015)	(38,299)	(30,110)

Total liabilities and members’ deficit	$395,128	$374,716	$377,617	$394,903

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN REPROGRAPHICS HOLDINGS, L.L.C.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Restated — See Note 1)

				Nine Months Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

	(Dollars in thousands, except per unit amounts)
				(Unaudited)
Reprographics services	$338,124	$324,402	$315,995	$242,507	$253,367
Facilities management	39,875	52,290	59,311	42,719	53,736
Equipment and supplies sales	42,702	42,232	40,654	31,112	29,195

Total net sales	420,701	418,924	415,960	316,338	336,298
Cost of sales	243,710	247,778	252,028	190,266	196,668

Gross profit	176,991	171,146	163,932	126,072	139,630
Selling, general and administrative expenses	104,004	103,305	101,252	76,127	81,434
Amortization of intangible assets	5,801	1,498	1,709	1,269	1,267
Write-off of goodwill	3,438	—	—	—	—

Income from operations	63,748	66,343	60,971	48,676	56,929
Other income	304	541	1,024	1,080	574
Interest expense, net	(47,530)	(39,917)	(39,390)	(28,958)	(25,089)
Loss on early extinguishment of debt	—	—	(14,921)	—	—

Income before income tax provision	16,522	26,967	7,684	20,798	32,414
Income tax provision	5,787	6,267	4,131	4,220	6,940

Net income	10,735	20,700	3,553	16,578	25,474
Dividends and amortization of discount on preferred members’ equity	(3,107)	(3,291)	(1,730)	(1,730)	—

Net income attributable to common members	$7,628	$17,409	$1,823	$14,848	$25,474

Net income attributable to common members per common unit:

Basic	$0.21	$0.48	$0.05	$0.42	$0.72

Diluted	$0.21	$0.47	$0.05	$0.40	$0.68

Unaudited pro forma data:

Net income attributable to common members	$7,628	$17,409	$1,823	$14,848	$25,474
Unaudited pro forma incremental income tax provision (Notes 1 and 5)	2,574	6,211	673	5,180	7,714

Unaudited pro forma net income attributable to common members	$5,054	$11,198	$1,150	$9,668	$17,760

Unaudited pro forma net income attributable to common members per common unit:

Basic	$0.14	$0.31	$0.03	$0.27	$0.50

Diluted	$0.14	$0.30	$0.03	$0.26	$0.47

Weighted average common member units outstanding:
Basic	36,628,801	36,406,220	35,480,289	35,477,881	35,487,511
Diluted	36,757,814	36,723,031	37,298,349	37,307,083	37,473,657

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN REPROGRAPHICS HOLDINGS, L.L.C.

CONSOLIDATED STATEMENTS OF MEMBERS’ DEFICIT AND COMPREHENSIVE INCOME

				Retained Earnings
				(Accumulated Deficit)		Accumulated
						Other
					Accumulated	Comprehensive	Total
	Common	Common		Accumulated	Earnings	Income (Loss)	(Restated —
	Membership	Members’	Deferred	Distributions to	(Restated —	(Restated —	See
	Units	Capital	Compensation	Members	See Note 1)	See Note 1)	Note 1)

	(Dollars in thousands)
Balance at December 31, 2000	35,467,511	$26,117	$—	$(128,530)	$21,934	$—	$(80,479)
Comprehensive income:
Net income	—	—	—	—	10,735	—	10,735
Cumulative effect of accounting change	—	—	—	—	—	(3,060)	(3,060)
Reclassification to interest expense related to swap contract	—	—	—	—	—	1,113	1,113

Comprehensive income							8,788
Distributions to members	—	—	—	(3,411)	—	—	(3,411)
Accretion of noncash portion of yield on mandatorily redeemable preferred membership units	—	—	—	(1,447)	—	—	(1,447)
Amortization of discount on mandatorily redeemable preferred membership units	—	—	—	(325)	—	—	(325)
Accretion to redemption price of redeemable common membership units	—	—	—	(2,081)	—	—	(2,081)

Balance at December 31, 2001	35,467,511	26,117	—	(135,794)	32,669	(1,947)	(78,955)
Comprehensive income:
Net income	—	—	—	—	20,700	—	20,700
Reclassification to interest expense related to swap contract	—	—	—	—	—	1,113	1,113

Comprehensive income							21,813
Distributions to members	—	—	—	(3,897)	—	—	(3,897)
Accretion of noncash portion of yield on mandatorily redeemable preferred membership units	—	—	—	(1,543)	—	—	(1,543)
Amortization of discount on mandatorily redeemable preferred membership units	—	—	—	(325)	—	—	(325)
Redemption of common membership units	—	—	—	1,825	—	—	1,825

Balance at December 31, 2002	35,467,511	26,117	—	(139,734)	53,369	(834)	(61,082)
Comprehensive income:
Net income	—	—	—	—	3,553	—	3,553
Reclassification to interest expense related to swap contract	—	—	—	—	—	834	834
Interest rate swap fair value adjustment	—	—	—	—	—	(822)	(822)

Comprehensive income							3,565
Issuance of common membership units	20,000	111	—	—	—	—	111
Distributions to members	—	—	—	(1,670)	—	—	(1,670)
Accretion of noncash portion of yield on mandatorily redeemable preferred membership units	—	—	—	(858)	—	—	(858)
Amortization of discount on mandatorily redeemable preferred membership units	—	—	—	(81)	—	—	(81)

Balance at December 31, 2003	35,487,511	26,228	—	(142,343)	56,922	(822)	(60,015)
Deferred stock-based compensation charge for options issued to employees	—	3,074	(3,074)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	332	—	—	—	332
Comprehensive income:
Net income	—	—	—	—	25,474	—	25,474
Fair value adjustment of derivatives	—	—	—	—	—	479	479

Comprehensive income							25,953
Distributions to members	—	—	—	(4,569)	—	—	(4,569)

Balance at September 30, 2004	35,487,511	$29,302	$(2,742)	$(146,912)	$82,396	$(343)	$(38,299)

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN REPROGRAPHICS HOLDINGS, L.L.C.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Restated — See Note 1)

				Nine Months
				Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

	(Dollars in thousands)

			(Unaudited)
Operating activities
Net income	$10,735	$20,700	$3,553	$16,578	$25,474
Adjustments to reconcile net income to net cash provided by operating activities:
Accretion of yield on redeemable preferred member units	—	—	949	475	1,494
Allowance for doubtful accounts	682	816	1,698	1,144	1,110
Reserve for inventory obsolescence	68	135	248	223	68
Depreciation	16,203	17,680	18,228	13,950	12,739
Amortization of intangible assets	5,801	1,498	1,709	1,269	1,267
Amortization of deferred financing costs	1,239	1,350	1,559	1,154	1,855
Noncash interest expense	15,217	9,740	8,565	6,187	—
Deferred income taxes	2,167	454	1,622	2,051	689
Write-off of intangible assets	3,438	—	—	—	—
Write-off of unamortized debt discount	—	—	3,875	—	—
Write-off of deferred financing costs	—	—	5,129	—	—
Amortization of deferred stock-based compensation	—	—	—	—	332
Changes in operating assets and liabilities, net of effect of business acquisitions:
Accounts receivable, net	5,332	(1,395)	1,802	(191)	(10,287)
Inventory	1,388	718	1,034	733	29
Prepaid expenses and other assets	1,402	2,058	410	421	(572)
Accounts payable and accrued expenses	(10,521)	2,659	(2,144)	2,915	8,221

Net cash provided by operating activities	53,151	56,413	48,237	46,909	42,419

Investing activities
Capital expenditures	(8,659)	(5,209)	(4,992)	(3,348)	(4,772)
Payments for businesses acquired, net of cash acquired and including other cash payments associated with the acquisitions	(27,822)	(40,355)	(3,116)	(2,635)	(2,893)
Other	(584)	(354)	(228)	(30)	54

Net cash used in investing activities	(37,065)	(45,918)	(8,336)	(6,013)	(7,611)

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN REPROGRAPHICS HOLDINGS, L.L.C.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

(Restated — See Note 1)

				Nine Months
				Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

	(Dollars in thousands)

			(Unaudited)
Financing activities
Proceeds from borrowings under debt agreements	$5,220	$32,000	$337,750	$—	$1,000
Payments on long-term debt under debt agreements	(20,350)	(35,507)	(375,613)	(28,695)	(36,191)
Payment of loan fees	—	(950)	(8,159)	(736)	(355)
Proceeds from issuance of common membership units	—	—	111	111	—
Member distributions and redemptions	(3,411)	(10,153)	(1,670)	(1,827)	(4,569)

Net cash used in financing activities	(18,541)	(14,610)	(47,581)	(31,147)	(40,115)

Net increase (decrease) in cash and cash equivalents	(2,455)	(4,115)	(7,680)	9,749	(5,307)
Cash and cash equivalents at beginning of period	31,565	29,110	24,995	24,995	17,315

Cash and cash equivalents at end of period	$29,110	$24,995	$17,315	$34,744	$12,008

Supplemental disclosure of cash flow information
Cash paid for:
Interest	$32,469	$29,891	$28,190	$18,593	$19,375

Income taxes	$4,471	$4,233	$1,966	$1,921	$4,427

Noncash investing and financing activities
Noncash transactions include the following:
Accretion of noncash portion of yield on preferred membership units	$1,447	$1,543	$858	$858	$—
Amortization of discount on preferred membership units	$325	$325	$81	$81	$—
Accretion to redemption price of redeemable common membership units	$2,081	$(1,825)	$—	$—	$—
Capital lease obligations incurred	$8,975	$5,685	$4,443	$3,772	$6,274
Issuance of subordinated notes in connection with the acquisition of businesses	$10,071	$316	$—	$—	$250
Change in fair value of derivatives	$—	$—	$(822)	$—	$479

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN REPROGRAPHICS HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except dollars per unit)

1.     Description of Business and Summary of Significant Accounting Policies

       American Reprographics Holdings, L.L.C. (the Company), formerly known as Ford Graphics Holdings, LLC, is a California limited liability company organized on October 24, 1997, and has a finite life through December 31, 2047. The Company, through its operating subsidiary, American Reprographics Company, L.L.C., is a leading provider of digital reprographics services and supplies to companies operating primarily in the architecture, engineering, and construction industries throughout the United States.

Restatement of Consolidated Financial Statements

       The accompanying consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004 have been restated to properly record separately identifiable intangible assets including customer relationships and trade names apart from goodwill and reflect amortization expense of such intangible assets previously recorded as goodwill and not subject to amortization. In connection with the acquisition of businesses by the Company during the years ended December 31, 2001, 2002, and 2003, and the nine months ended September 30, 2004, the Company had previously recorded the entire excess purchase price over the fair value of net assets acquired to goodwill. However, the Company subsequently determined in accordance with provisions of SFAS 141, “Business Combinations,” that approximately $15.9 million of the excess purchase price from these acquisitions should have been allocated to other intangible assets at the respective acquisition dates and amortized over their estimated useful lives.

       The restatement resulted in the Company recording other intangible assets during the periods ended December 31, 2002 and 2003 and September 30, 2004 consisting of customer relationships of $11,168, $615, and $484, and trade names of $1,442, $4 and $0, respectively, apart from goodwill at the respective acquisition dates. In addition, the restatement for the years ended December 31, 2001, 2002, and 2003 and the nine months ended September 30, 2003 and 2004 increased previously reported amortization expense by $70, $1,280, $1,578, $1,170 and $1,198, respectively.

       The following table represents the effects of the restatement on previously reported balances for all periods presented:

	As Previously Reported			As Restated

	December 31,		September 30,	December 31,		September 30,
	2002	2003	2004	2002	2003	2004
Consolidated Balance Sheets
Goodwill	$242,134	$243,668	$245,999	$228,144	$229,059	$230,639
Other intangible assets	$—	$—	$—	$13,737	$12,647	$11,864
Other assets	$2,030	$2,043	$1,689	$1,734	$1,878	$1,593
Total assets	$395,677	$376,843	$381,209	$395,128	$374,716	$377,617
Accumulated earnings	$54,667	$59,608	$86,994	$53,369	$56,922	$82,396
Total members’ deficit	$(59,784)	$(57,329)	$(33,861)	$(61,082)	$(60,015)	$(38,299)

AMERICAN REPROGRAPHICS HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except dollars per unit)

1.	Description of Business and Summary of Significant Accounting Policies — (Continued)

	As Previously Reported					As Restated

				Nine Months					Nine Months
	Year Ended			Ended		Year Ended			Ended
	December 31,			September 30,		December 31,			September 30,
Consolidated Statements	2001	2002	2003	2003	2004	2001	2002	2003	2003	2004
of Operations
Amortization of intangibles	$5,731	$218	$131	$99	$69	$5,801	$1,498	$1,709	$1,269	$1,267
Income from operations	$63,818	$67,623	$62,549	$49,846	$58,394	$63,748	$66,343	$60,971	$48,676	$56,929
Income before income tax provision	$16,592	$28,247	$9,262	$21,968	$34,462	$16,522	$26,967	$7,684	$20,798	$32,414
Income tax provision	$5,802	$6,304	$4,321	$4,417	$7,076	$5,787	$6,267	$4,131	$4,220	$6,940
Net income	$10,790	$21,943	$4,941	$17,551	$27,386	$10,735	$20,700	$3,553	$16,578	$25,474
Net income attributable to common members	$7,683	$18,652	$3,211	$15,821	$27,386	$7,628	$17,409	$1,823	$14,848	$25,474
Net income attributable to common members per common unit
Basic	$0.21	$0.51	$0.09	$0.45	$0.77	$0.21	$0.48	$0.05	$0.42	$0.72
Diluted	$0.21	$0.51	$0.09	$0.42	$0.73	$0.21	$0.47	$0.05	$0.40	$0.68
Unaudited pro forma net income attributable to common members	$5,061	$12,377	$1,804	$10,253	$19,011	$5,054	$11,198	$1,150	$9,668	$17,760
Unaudited pro forma net income attributable to common members per common unit:
Basic	$0.14	$0.34	$0.05	$0.29	$0.54	$0.14	$0.31	$0.03	$0.27	$0.50
Diluted	$0.14	$0.34	$0.05	$0.27	$0.51	$0.14	$0.30	$0.03	$0.26	$0.47

Corporate Conversion Transaction

       Prior to the consummation of the proposed initial public offering as discussed in Note 12, the Company will convert from a California limited liability company (American Reprographics Holdings, L.L.C.) to a Delaware corporation (American Reprographics Company). The unaudited pro forma data presented in the consolidated statements of operations gives effect to the Company’s reorganization as a corporation as if it occurred on January 1, 2001.

       As a limited liability company, all income taxes were paid by the Company’s members. As a corporation, the Company will be responsible for the payment of all federal and state corporate income taxes. The unaudited pro forma net income attributable to common members represents the Company’s net income for the period as adjusted to give effect to the incremental provision for income taxes. See Note 5.

Principles of Consolidation

       The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Intercompany accounts and transactions have been eliminated in consolidation.

AMERICAN REPROGRAPHICS HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except dollars per unit)

1.	Description of Business and Summary of Significant Accounting Policies — (Continued)

Unaudited Interim Financial Information

       The accompanying unaudited consolidated financial statements for the interim period ended September 30, 2003 have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission and, therefore, do not include all information and notes necessary for a fair presentation of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. The unaudited consolidated financial statements include the accounts of American Reprographics Holdings, L.L.C. and its subsidiaries. In the opinion of management, the unaudited interim period consolidated financial statements include all adjustments, which consist of normal recurring adjustments, necessary for a fair presentation of the financial position, result of operations and cash flows. The unaudited interim period consolidated financial statements are not necessarily an indication of the results to be expected for the full fiscal year. All financial information as of September 30, 2003 and for the nine months then ended presented herein are unaudited.

Cash Equivalents

       Cash equivalents include demand deposits and short-term investments with a maturity of three months or less when purchased.

       The Company maintains its cash deposits at numerous banks located throughout the United States, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents.

Concentrations of Credit Risk and Significant Vendors

       Concentrations of credit risk with respect to trade receivables are limited due to a large, diverse customer base. No individual customer represented more than 2% of net sales for any of the three years in the period ended December 31, 2003 or for the nine months ended September 30, 2003 and 2004.

       The Company performs periodic credit evaluations of the financial condition of its customers, monitors collections and payments from customers, and generally does not require collateral. Receivables are generally due within 30 days. The Company provides for the possible inability to collect accounts receivable by recording an allowance for doubtful accounts. The Company writes off an account when it is considered to be uncollectible. The Company estimates its allowance for doubtful accounts based on historical experience, aging of accounts receivable, and information regarding the creditworthiness of its customers. To date, losses have been within the range of management’s expectations.

       The Company contracts with various suppliers. Although there are a limited number of suppliers that could supply the Company’s inventory, management believes any shortfalls from existing suppliers would be absorbed from other suppliers on comparable terms. However, a change in suppliers could cause a delay in sales and adversely effect results.

       Purchases from the Company’s three largest vendors during the years ended December 31, 2001, 2002, and 2003, and the nine months ended September 30, 2003 and 2004 comprised approximately 49%, 54%, 51%, 46% and 52%, respectively, of the Company’s total purchases of inventory and supplies.

AMERICAN REPROGRAPHICS HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except dollars per unit)

1.	Description of Business and Summary of Significant Accounting Policies — (Continued)

Inventories

       Inventories are valued at the lower of cost (principally determined on a first-in, first-out basis) or market. Inventories primarily consist of reprographics materials for use and resale and equipment for resale. On an ongoing basis, inventories are reviewed and written down for estimated obsolescence or unmarketable inventories equal to the difference between the cost of inventories and the estimated net realizable value. Charges to increase inventory reserves are recorded as an increase in cost of goods sold. Estimated inventory obsolescence has been provided for in the financial statements and has been within the range of management’s expectations. As of December 31, 2002 and 2003, and September 30, 2004, the reserves for inventory obsolescence amounted to $273, $278, and $320, respectively.

Property and Equipment

       Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives, as follows:

Buildings and leasehold improvements	10 - 20 years
Machinery and equipment	3 - 7 years
Furniture and fixtures	3 - 7 years

       Assets acquired under capital lease arrangements are recorded at the present value of the minimum lease payments and are amortized using the straight-line method over the life of the asset or term of the lease, whichever is shorter. Such amortization expense is included in depreciation expense. Leasehold improvements are amortized using the straight-line method over the shorter of the lease terms or the useful lives of the improvements. Expenses for repairs and maintenance are charged to expense as incurred, while renewals and betterments are capitalized. Gains or losses on the sale or disposal of property and equipment are reflected in operating income.

       The Company accounts for computer software costs developed for internal use in accordance with Statement of Position 98-1 (SOP 98-1), “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” which requires companies to capitalize certain qualifying costs incurred during the application development stage of the related software development project. The primary use of this software is for internal use and, accordingly, such capitalized software development costs are amortized on a straight-line basis over the economic lives of the related products not to exceed three years. The Company’s machinery and equipment (see Note 3) include $4,535, $4,574 and $4,228 of capitalized software development costs as of December 31, 2002 and 2003, and September 30, 2004, respectively, net of accumulated amortization of $755, $2,519 and $4,085 as of December 31, 2002 and 2003, and September 30, 2004, respectively. Depreciation expense includes the amortization of capitalized software development costs which amounted to $378, $377, $1,763, $1,323 and $1,566 during the years ended December 31, 2001, 2002, and 2003, and the nine months ended September 30, 2003 and 2004, respectively.

       In August 2002, the Company decided to license internally developed software for use by third party reprographics companies. In accordance with SOP 98-1, the Company applies the net revenues from certain of its software licensing activity to reduce the carrying amount of the capitalized software costs. Software licensing revenues which have been offset against the carrying amount of capitalized software costs amounted to $0, $0, $98, $51, and $134 during the years

AMERICAN REPROGRAPHICS HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except dollars per unit)

1.	Description of Business and Summary of Significant Accounting Policies — (Continued)

ended December 31, 2001, 2002 and 2003, and the nine months ended September 30, 2003 and 2004, respectively.

Impairment of Long-Lived Assets

       The Company periodically assesses potential impairments of its long-lived assets in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”. An impairment review is performed whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Factors considered by the Company include, but are not limited to, significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of use of the acquired assets or the strategy for the overall business; and significant negative industry or economic trends. When the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Company estimates the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows and eventual disposition is less than the carrying amount of the asset, the Company recognizes an impairment loss. An impairment loss is reflected as the amount by which the carrying amount of the asset exceeds the fair value of the asset, based on the fair market value if available, or discounted cash flows, if not. To date, the Company has not recognized an impairment charge related to the write-down of long-lived assets.

Goodwill and Other Intangible Assets (See Note 1 — Restatement of Consolidated Financial Statements)

       Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 142, “Goodwill and Other Intangible Assets”, which requires, among other things, the use of a nonamortization approach for purchased goodwill and certain intangibles. Under a nonamortization approach, goodwill and intangibles having an indefinite life are not amortized, but instead will be reviewed for impairment at least annually or if an event occurs or circumstances indicate that the carrying amount may be impaired. Events or circumstances which could indicate an impairment include a significant change in the business climate, economic and industry trends, legal factors, negative operating performance indicators, significant competition, changes in strategy or disposition of a reporting unit or a portion thereof. Goodwill impairment testing is performed at the reporting unit level.

       SFAS 142 requires that goodwill be tested for impairment using a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test must be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

AMERICAN REPROGRAPHICS HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except dollars per unit)

1.	Description of Business and Summary of Significant Accounting Policies — (Continued)

       Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The fair value of each reporting unit is estimated using a discounted cash flow methodology. This requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth of the Company’s business, the useful life over which cash flows will occur, and determination of the Company’s weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

       In accordance with SFAS 142, the Company completed the first step of the transitional goodwill impairment test during May 2002 and the annual impairment test in September 2002 and determined based on such tests that no impairment of goodwill was indicated. The Company has selected September 30 as the date on which it will perform its annual goodwill impairment test. Based on the Company’s valuation of goodwill, no impairment charges related to the write-down of goodwill were recognized for the years ended December 31, 2002 and 2003. During the year ended December 31, 2001, the Company wrote-off $3,438 of goodwill recorded from an acquisition completed during 2000 because the business was closed in 2001 due to underperformance.

       Had the Company adopted SFAS No. 142 on January 1, 2001, and, as such, goodwill was not amortized effective on that date, the Company’s unaudited pro forma net income attributable to common members for 2001 would have been higher by $5,274 or $0.14 per common member unit.

       Prior to January 1, 2002, goodwill related to businesses purchased was amortized on a straight-line basis over 40 years.

       In connection with its acquisitions subsequent to July 1, 2001, the Company has applied the provisions of SFAS No. 141 “Business Combinations”, using the purchase method of accounting. The assets and liabilities assumed were recorded at their estimated fair values. The excess purchase price over those fair values was recorded as goodwill and other intangible assets.

       The changes in the carrying amount of goodwill and other intangible assets from December 31, 2002 through September 30, 2004 are summarized as follows:

(As Restated —
See Note 1)
Goodwill

Balance at December 31, 2002	$228,144
Additions	915

Balance at December 31, 2003	229,059
Additions	1,580

Balance at September 30, 2004	$230,639

       The additions to goodwill include the excess purchase price over fair value of net assets acquired, adjustments to acquisition costs and certain earnout payments. See Note 2.

       Other intangible assets that have finite useful lives are amortized over their useful lives. An impaired asset is written down to fair value. Intangible assets with finite useful lives consist primarily

AMERICAN REPROGRAPHICS HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except dollars per unit)

1.	Description of Business and Summary of Significant Accounting Policies — (Continued)

of not-to-compete covenants, trade names, and customer relationships and are amortized over the expected period of benefit which ranges from two to twenty years using the straight-line and accelerated methods. Customer relationships are amortized under an accelerated method which reflects the related customer attrition rates and trade names are amortized using the straight-line method. At December 31, 2002 and 2003, and September 30, 2004 customer relationships and the related accumulated amortization consist of $13,144, $13,759, $14,243, and $1,290, $2,785 and $3,912, respectively. Trade names and the related accumulated amortization consist of $1,649, $1,653, $1,653, and $61, $144 and $206 at December 31, 2002 and 2003 and September 30, 2004, respectively. Amortization expense related to intangible assets (including goodwill during 2001) for the years ended December 31, 2001, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004 was $5,801, $1,498, $1,709, $1,269 and $1,267, respectively.

       The estimated future amortization expense of other intangible assets as of September 30, 2004 are as follows:

2004 (remaining three months)	$411
2005	1,573
2006	1,424
2007	1,262
2008	1,081
2009	998
Thereafter	5,115

$11,864

Deferred Financing Costs

       Direct costs incurred in connection with indebtedness agreements are capitalized as incurred and amortized on a straight line basis over the term of the related indebtedness, which approximates the effective interest method. At December 31, 2002 and 2003, and September 30, 2004 the Company has deferred financing costs of $6,688, $8,288, and $7,183, respectively, net of accumulated amortization of $3,493, $47, and $1,508, respectively. As discussed further in Note 4, the Company wrote-off $6,318 of deferred financing costs in 2003 as a result of the refinancing of the Company’s credit facilities in December 2003. Approximately $1,189 of deferred financing costs written-off were incurred during 2003.

Derivative Financial Instruments

       In 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133), and its related amendments. As a result of the adoption of SFAS No. 133, the Company recognizes all derivative financial instruments, such as its interest rate swap contracts, as either assets or liabilities in the consolidated financial statements at fair value.

       The accounting for changes in the fair value (i.e., unrealized gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. Derivatives that are not hedges must be adjusted to fair value through current earnings.

AMERICAN REPROGRAPHICS HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except dollars per unit)

1.	Description of Business and Summary of Significant Accounting Policies — (Continued)

       The Company enters into interest rate swaps to manage its exposure to changes in interest rates. Interest rate swaps also allow the Company to raise funds at floating rates and effectively swap them into fixed rates. These agreements involve the exchange of floating-rate for fixed-rate payments without the exchange of the underlying principal amount.

       During 2000, the Company entered into two interest rate swap agreements with an aggregate notional amount of $117,500 which changed the nature of the interest rate paid on a portion of its long-term debt. Under the agreements, the Company paid fixed rates of 6.44% and 6.73% and received a variable rate at the lower of the Eurodollar rate or 7% on the notional amount. The differential between the fixed and variable rates was settled monthly and was recognized as an increase or decrease in interest expense related to the debt. These agreements were designed to hedge the variable portion of the interest rates on the credit facilities up to the notional amount to the extent the Eurodollar rate remained at 7% or lower. However, these agreements did not qualify as hedges under SFAS No. 133 and, therefore, the change in fair value of these interest rate swap agreements has been recorded as interest expense.

       The adoption of SFAS No. 133 in 2001 resulted in an adjustment for the cumulative effect of an accounting change of $3,060 which was recognized as a charge to other comprehensive income (loss) in the Company’s consolidated statements of members’ (deficit) and comprehensive income (loss) for the year ended December 31, 2001. This charge was amortized as interest expense related to the interest rate swap contract in the accompanying consolidated statements of operations over the term of the swap which expired in September 2003 using the effective-interest method.

       During 2001, the Company recorded additional interest expense of $5,590 based on the negative change in market value of the interest rate swap agreements, including $1,113 of amortization of the original transition adjustment. During 2002 and 2003, the Company recorded an interest benefit of $1,636 and $3,954, respectively, based on the improvement in the market value of the interest rate swap agreements as compared to the prior year, net of $1,113 and $834, respectively, of amortization of the original transition adjustment. The agreements expired in September 2003.

       In September 2003, the Company entered into a new interest rate swap agreement with an initial notional amount of $111,160. Under the terms of this swap agreement, the Company pays a fixed rate of 2.29% and receives a variable rate on the notional amount equal to the Eurodollar rate. The swap agreement provides for a quarterly reduction of $1,863 in the notional amount of the swap starting in October 2003 until July 2005, when the notional amount of the swap will be reduced to $95,988 until its expiration in September 2005. Because this swap agreement has been designated and qualifies as a cash flow hedge under SFAS No. 133, the Company has recorded the fair value of this swap agreement in the Company’s consolidated balance sheet in “Other long term liabilities” with a corresponding adjustment to other comprehensive income (loss) as of and for the year ended December 31, 2003 and for the nine months ended September 30, 2004, respectively. This swap agreement had a negative fair value of $822 and a positive fair value of $62 as of December 31, 2003 and September 30, 2004, respectively. The counterparty to this interest rate swap is a financial institution with a high credit rating. Management does not believe that there is a significant risk of nonperformance by the counterparty. For the year ended December 31, 2003 and the nine months ended September 30, 2004, the Company determined that its interest rate swap qualified as an effective hedge as defined by SFAS 133.

AMERICAN REPROGRAPHICS HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except dollars per unit)

1.	Description of Business and Summary of Significant Accounting Policies — (Continued)

       In January 2004, the Company entered into two interest rate collar agreements, referred to as the front-end and the back-end interest rate collar agreements. The front-end interest rate collar agreement has an initial notional amount of $22,566 which is increased quarterly to reflect reductions in the notional amount of our interest rate swap agreement, such that the notional amount of the swap agreement, together with the notional amount of the front-end interest rate collar agreement, remains not less than 40% of the aggregate principal amount outstanding on our 2003 Senior Credit Facility. The front-end interest rate collar agreement expires in September 2005. The back-end interest rate collar agreement becomes effective upon expiration of the swap agreement and front-end interest rate collar agreement in September 2005 and has a fixed notional amount of $111,000. The back-end interest rate collar agreement expires in December 2006. At September 30, 2004, the fair value of these interest rate collar agreements was $(405).

Adoption of Statement of Financial Accounting Standard No. 150

       Effective July 1, 2003, the Company adopted SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This statement establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. The scope of this pronouncement includes mandatorily redeemable equity instruments.

       Upon the adoption of SFAS No. 150, the Company’s mandatorily redeemable preferred membership units (the Preferred Units) of $25,791 and $27,285 as of December 31, 2003 and September 30, 2004, respectively, have been classified as long-term liabilities in the Company’s consolidated balance sheet as they are redeemable at a fixed and determinable date (upon or after the earlier of the occurrence of a qualified IPO or April 10, 2010). Dividends and accretion related to the Preferred Units, which previously had been recorded below net income as a charge in determining net income available to common members have been charged to interest expense in the accompanying consolidated statement of operations since adoption of this standard on July 1, 2003 and amounted to $1,825 and $2,872 during the year ended December 31, 2003 and the nine months ended September 30, 2004. In accordance with SFAS No. 150, dividends and accretion related to the mandatorily redeemable preferred membership units recorded prior to July 1, 2003 have not been reclassified to interest expense. Prior to the adoption of SFAS 150, dividends paid on the Preferred Units were accounted for as a direct reduction to members’ equity, and the Preferred Units were presented between liabilities and members’ deficit in the Company’s consolidated balance sheet.

Fair Values of Financial Instruments

       The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments for disclosure purposes:

Cash and cash equivalents: The carrying amounts reported in the balance sheets for cash and cash equivalents approximate their fair value due to the relatively short period to maturity of these instruments.

Short- and long-term debt (excluding the Holdings and Opco Notes): The carrying amounts of the Company’s borrowings reported in the consolidated balance sheets approximate their fair value based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements or since the floating rates change with market conditions.

AMERICAN REPROGRAPHICS HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except dollars per unit)

1.	Description of Business and Summary of Significant Accounting Policies — (Continued)

Holdings and Opco Notes: The carrying amount of the Company’s fixed interest rate borrowings under the Holdings and Opco Notes reported in the consolidated balance sheet at December 31, 2002 may not approximate their fair value because of changes in market interest rates. It was not practicable to estimate the fair value of the Holdings and Opco Notes because the terms of such notes payable were unique to the Company and its capitalization structure and there was no public market for such notes payable. As discussed further in Note 4, the Company redeemed the Holdings and Opco Notes before their maturity in connection with the refinancing of the Company’s credit facilities in December 2003.

Interest rate swap agreements: The fair values of the interest rate swap agreements, as previously disclosed, are the amounts at which they could be settled based on estimated market rates.

Revenue Recognition

       The Company applies the provisions of the Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition in Financial Statements,” which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB No. 104 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue when (i) persuasive evidence of an arrangement exists, (ii) shipment of products has occurred or services have been rendered, (iii) the sales price charged is fixed or determinable and (iv) collection is reasonably assured.

       The Company recognizes revenues from reprographics services when services have been rendered while revenues from the resale of reprographics supplies and equipment are recognized upon shipment.

       In addition, the Company has established contractual pricing for certain large national customer accounts (Premier Accounts). These contracts generally establish uniform pricing at all branches for Premier Accounts. Revenues earned from the Company’s Premier Accounts are recognized in the same manner as non-premier account revenues and the Company has no additional performance obligations.

       Included in revenues are fees charged to customers for shipping, handling and delivery services. Such revenues amounted to $18,836, $20,500, $23,060, $17,755 and $19,251 for the years ended December 31, 2001, 2002 and 2003, and for the nine months ended September 30, 2003 and 2004, respectively.

       Revenues from software licensing activities are recognized over the term of the license. Revenues from membership fees are recognized over the term of the membership agreement. Revenues from software licensing activities and membership revenues comprise less than 1% of the Company’s consolidated revenues during the years ended December 31, 2001, 2002 and 2003, and the nine months ended September 30, 2003 and 2004.

       Management provides for returns, discounts and allowances based on historic experience and adjusts such allowances as considered necessary. To date, such provisions have been within the range of management’s expectations.

AMERICAN REPROGRAPHICS HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except dollars per unit)

1.	Description of Business and Summary of Significant Accounting Policies — (Continued)

Comprehensive Income

       SFAS No. 130, “Reporting Comprehensive Income,” establishes guidelines for the reporting and display of comprehensive income and its components in financial statements. Comprehensive income generally represents all changes in members’ equity (deficit), except those resulting from investments by or distributions to members. The Company’s comprehensive income includes the change in fair value of derivative instruments and is included in the consolidated statement of members’ deficit and comprehensive income.

Segment and Geographic Reporting

       The provisions of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, require public companies to report financial and descriptive information about their reportable operating segments. The Company identifies reportable segments based on how management internally evaluates separate financial information, business activities and management responsibility. On that basis and based on operating segments that have similar economic characteristics, products and services and class of customers which have been aggregated, the Company operates in a single reportable business segment.

       The Company recognizes revenues in geographic areas based on the location to which the product was shipped or services have been rendered. Operations outside the United States of America have been immaterial to date.

       The following summary presents the Company’s revenues for each of the Company’s significant products and service lines:

				Nine Months Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

				(Unaudited)
Reprographics services	$338,124	$324,169	$315,227	$241,958	$252,234
Facilities management	39,874	52,290	59,311	42,719	53,736
Equipment and supplies sales	42,703	42,231	40,654	31,112	29,195
Software licenses and membership fees	—	234	768	549	1,133

Total	$420,701	$418,924	$415,960	$316,338	$336,298

Advertising and Shipping and Handling Costs

       Advertising costs are expensed as incurred and approximated $2,232, $2,036, $1,807, $1,437 and $1,730 during the years ended December 31, 2001, 2002 and 2003, and the nine months ended September 30, 2003 and 2004, respectively. Shipping and handling costs incurred by the Company are included in cost of sales.

Accounting for Equity-Based Compensation

       The Company accounts for grants of options to purchase its common membership units to key personnel in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”. In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”, effective for fiscal years ending after December 15, 2002. SFAS No. 148 amends SFAS No. 123 to provide alternative

AMERICAN REPROGRAPHICS HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except dollars per unit)

1.	Description of Business and Summary of Significant Accounting Policies — (Continued)

methods of transition to the fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS No. 148 does not amend SFAS No. 123 to require companies to account for their employee stock-based awards using the fair value method. The disclosure provisions are required, however, for all companies with stock-based employee compensation, regardless of whether they utilize the fair value method of accounting described in SFAS No. 123 or the intrinsic value method described in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”.

       The Company has adopted the disclosure requirements of SFAS No. 148 effective January 1, 2003. The adoption of this standard did not have a significant impact on the Company’s financial condition or operating results.

       The Company accounts for grants of options to employees to purchase its common membership units using the intrinsic value method in accordance with APB Opinion No. 25 and FIN No. 44, “Accounting for Certain Transactions Involving Stock Compensation”. As permitted by SFAS No. 123 and as amended by SFAS No. 148, the Company has chosen to continue to account for such option grants under APB Opinion No. 25 and provide the expanded disclosures specified in SFAS No. 123, as amended by SFAS No. 148.

       Had compensation cost for the Company’s option grants been determined based on their fair value at the grant date for awards consistent with the provisions of SFAS No. 123, the Company’s unaudited pro forma net income attributable to common members and earnings per common member unit for the years ended December 31, 2001, 2002, and 2003 and the nine months ended September 30, 2003 and 2004 would have been decreased to the adjusted pro forma amounts indicated below:

	(As Restated — See Note 1)

				Nine Months Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

				(Unaudited)
Unaudited pro forma net income attributable to common members:
Pro forma as reported	$5,054	$11,198	$1,150	$9,668	$17,760
Equity-based employee compensation cost, net of related tax effects, included in as reported unaudited pro forma net income	—	—	—	—	332
Equity-based employee compensation cost, net of related tax effects, that would have been included in the determination of unaudited pro forma net income if the fair value method had been applied	(146)	(112)	(86)	(90)	(342)

Adjusted pro forma	$4,908	$11,086	$1,064	$9,578	$17,750

AMERICAN REPROGRAPHICS HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except dollars per unit)

1.	Description of Business and Summary of Significant Accounting Policies — (Continued)

	(As Restated — See Note 1)

				Nine Months Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

				(Unaudited)
Basic earnings per common member unit:
Pro forma as reported	$0.14	$0.31	$0.03	$0.27	$0.50
Equity-based employee compensation cost, net of related tax effects, included in as reported unaudited pro forma net income	—	—	—	—	—
Equity-based employee compensation cost, net of related tax effects, that would have been included in the determination of unaudited pro forma net income if the fair value method had been applied	(0.01)	(0.01)	—	—	—

Adjusted pro forma	$0.13	$0.30	$0.03	$0.27	$0.50

Diluted earnings per common member unit:
Pro forma as reported	$0.14	$0.30	$0.03	$0.26	$0.47
Equity-based employee compensation cost, net of related tax effects, included in as reported unaudited pro forma net income	—	—	—	—	—
Equity-based employee compensation cost, net of related tax effects, that would have been included in the determination of unaudited pro forma net income if the fair value method had been applied	(0.01)	—	—	—	—

Adjusted pro forma	$0.13	$0.30	$0.03	$0.26	$0.47

       For purposes of computing the pro forma disclosures required by SFAS No. 123, the fair value of each option granted to employees and directors is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions for the years ended December 31, 2001, 2002, and 2003 and for the nine months ended September 30, 2003 and 2004: dividend yields of 0% for all periods; expected volatility of 0%, 0%, 36%, 32.4% and 28.3%, respectively; risk-free interest rates of 3.5%, 3.5%, 2.6%, 2.4%, and 2.9%, respectively; and expected lives of 5 years, 4 years, 2 years, 2 years and 2.5 years, respectively. Prior to the one year period preceding the anticipated initial public offering, the Company used the minimum value method to determine fair value of option grants.

       The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which do not have vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

AMERICAN REPROGRAPHICS HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except dollars per unit)

1.	Description of Business and Summary of Significant Accounting Policies — (Continued)

Research and development expenses

       Research and development activities relate to the development of software primarily for internal use. Costs incurred for research and development are comprised of a) amounts capitalized in accordance with SOP 98-1 as discussed in “Property and Equipment” in Note 1, and b) amounts which are expensed as incurred. During the twelve months ended December 31, 2001, 2002 and 2003, and the nine months ended September 30, 2003 and 2004, the Company expensed costs incurred for research and development activities of $464, $569, $874, $616, and $527, respectively.

Use of Estimates

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Earnings Per Common Member Unit

       The Company accounts for earnings per common member unit in accordance with SFAS No. 128, “Earnings per Share”. Basic earnings per common member unit is computed by dividing unaudited pro forma net income attributable to common members by the weighted-average number of common member units outstanding. Diluted earnings per common member unit is computed similar to basic earnings per unit except that the denominator is increased to include the number of additional common member units that would have been outstanding if the potential common member units had been issued and if the additional common member units were dilutive. Common member unit equivalents are excluded from the computation if their effect is anti-dilutive. There are no common member unit equivalents excluded for antidilutive effects for the periods presented below. The Company’s common member unit equivalents consist of member unit options issued under the Company’s Equity Option Plan as well as warrants to purchase common member units issued during 2000 to certain creditors of the Company as discussed further in the long-term debt section (Note 4).

       Basic and diluted earnings per common unit were calculated using the following units for the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2003 and 2004:

				Nine Months Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

				(Unaudited)
Weighted common member units outstanding — basic	36,628,801	36,406,220	35,480,289	35,477,881	35,487,511

Effect of dilutive stock options	25,065	120,597	985,991	997,133	1,154,077

Effect of dilutive warrants	103,948	196,214	832,069	832,069	832,069

Weighted average common member units outstanding — diluted	36,757,814	36,723,031	37,298,349	37,307,083	37,473,657

AMERICAN REPROGRAPHICS HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except dollars per unit)

1.	Description of Business and Summary of Significant Accounting Policies — (Continued)

Recent Accounting Pronouncements

       In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 updates, clarifies, and simplifies existing accounting pronouncements. This statement rescinds SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Accounting Principles Board No. 30 will now be used to classify those gains and losses. SFAS No. 64 amended SFAS No. 4 and is no longer necessary as SFAS No. 4 has been rescinded. SFAS No. 44 has been rescinded as it is no longer necessary. SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-lease transactions. This statement also makes technical corrections to existing pronouncements. While those corrections are not substantive in nature, in some instances, they may change accounting practice. The Company’s adoption of SFAS No. 145 did not have a material impact on the Company’s financial position, results of operations, or cash flows.

       In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity,” under which a liability for an exit cost was recognized as of the date of an entity’s commitment to an exit plan. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred. The Company’s adoption of this standard effective January 1, 2003 had no impact on its financial position, results of operations or cash flows.

       In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation elaborates on disclosures required in financial statements concerning obligations under certain guarantees. It also clarifies the requirements related to the recognition of liabilities by a guarantor at the inception of certain guarantees. The Company’s adoption of FIN 45 did not have a material impact on the Company’s financial position, results of operations or cash flows.

       In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” an amendment of SFAS No. 123. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. This statement is effective for financial statements for fiscal years ending after December 15, 2002. The Company’s adoption of SFAS No. 148 did not have any impact on the Company’s financial statements as management does not have any intention to change to the fair value method.

       In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies the financial accounting and reporting of derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This Statement is effective for contracts entered into or modified after June 30, 2003, except for certain hedging relationships

AMERICAN REPROGRAPHICS HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except dollars per unit)

1.	Description of Business and Summary of Significant Accounting Policies — (Continued)

designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material effect on the Company’s financial position, results of operations or cash flows.

       In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (SFAS 150). SFAS 150 requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS 150 on July 1, 2003, which resulted in classifying mandatorily redeemable preferred membership units as a liability in the balance sheet and related dividends and accretion being charged to interest expense in the statement of operations. See Note 1, Adoption of Statement of Financial Accounting Standard No. 150, to the consolidated financial statements for more detail.

       In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities, which addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. The interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company’s exposure (variable interest) to the economic risks and potential rewards from the variable interest entity’s assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the values of the variable interest entity’s assets and liabilities. Variable interests may arise from financial instruments, service contracts, nonvoting ownership interests and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include the assets, liabilities and the results of operations of the variable interest entity in its financial statements. In December 2003, the FASB issued a revision to FIN 46 to address certain implementation issues. The adoption of FIN 46 and FIN 46 (revised) had no material impact on the Company’s results of operations, financial position or cash flows.

       In December 2004, the FASB issued SFAS No. 123R (revised 2004), “Share-Based Payment.” SFAS No. 123R addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using the intrinsic method that is currently used and requires that such transactions be accounted for using a fair value-based method and recognized as expense in the consolidated statement of operations. The effective date of SFAS No. 123R is for interim and annual periods beginning after June 15, 2005. The Company is currently assessing the provisions of SFAS No. 123R and its impact on its consolidated financial statements.

2.	Acquisitions

       The Company acquired a group of reprographics companies in September 2000 (the Acquired Business). In connection with the acquisition of the Acquired Business, the Company issued 1,161,290 common membership units of the Company (the Purchase Consideration Units) to a former owner of the Acquired Business valued at $6,000 based on management’s estimate of the fair value of such units at the date of issuance. The Company granted the former owner of the

AMERICAN REPROGRAPHICS HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except dollars per unit)

2.	Acquisitions — (Continued)

Acquired Business an option (the Put Option) to sell the Purchase Consideration Units back to the Company for a price equal to the Net Equity Value, as defined, of each Purchase Consideration Unit, payable in cash. In August 2002, the former owner exercised the Put Option. The Company paid $6,256 in cash to the former owner in 2002 as consideration for the redemption of the Purchase Consideration Units resulting in a reduction of redeemable common members capital of $8,081 and an increase to accumulated earnings of $1,825.

       In 2001, the Company paid $1,428 of bonuses to management of the Acquired Business specifically related to the acquisition of the Acquired Business. The $1,428 has been classified in the accompanying consolidated statements of operations as selling, general and administrative expenses.

       During 2001, the Company acquired the capital stock or assets and liabilities of fourteen reprographics companies in the United States. The aggregate purchase price of such acquisitions, including related acquisition costs, amounted to approximately $32,577, for which the Company paid approximately $22,506 in cash and issued $10,071 of notes payable to the former owners of the acquired companies.

       During 2002, the Company acquired the capital stock or assets and liabilities of eight reprographics companies in the United States. The aggregate purchase price of such acquisitions, including related acquisition costs, amounted to approximately $34,404, for which the Company paid approximately $34,088 in cash and issued $316 of notes payable to the former owners of the acquired companies. In connection with the acquisition of a reprographics company in 2002, the Company paid bonuses totaling $1,500 to a group of management employees of the acquired company. Such bonuses have been classified in the accompanying consolidated statements of operations as selling, general and administrative expenses.

       During 2003, the Company acquired the assets and liabilities of four reprographics companies in the United States. In addition, the Company also acquired certain assets of a reprographics company in bankruptcy. The aggregate purchase price of such acquisitions, including related acquisition costs, amounted to approximately $870, which the Company paid in cash.

       During the nine months ended September 30, 2004, the Company acquired the assets and liabilities of three reprographics companies in the United States. The aggregate purchase price of such acquisitions, including related acquisition costs, amounted to approximately $1,418, for which the Company paid $1,168 in cash and issued $250 of notes payable to the former owners of the acquired companies.

       The results of operations of the companies acquired during the years ended December 31, 2001, 2002, and 2003, and the nine months ended September 30, 2003 and 2004 have been included in the consolidated financial statements from their respective dates of acquisition. Such acquisitions were accounted for using the purchase method of accounting, and, accordingly, the assets and liabilities of the acquired entities have been recorded at their estimated fair values at the dates of acquisition. The excess purchase price over the net assets acquired has been allocated to goodwill and other intangible assets. For income tax purposes, $2,240, $23,934, $217 and $827 of goodwill resulting from acquisitions completed during the years ended December 31, 2001, 2002 and 2003, and September 30, 2004, respectively, are amortized over a 15-year period.

AMERICAN REPROGRAPHICS HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except dollars per unit)

2.	Acquisitions — (Continued)

       The assets and liabilities of the entities acquired during each period are as follows:

	December 31,
			September 30,
	2002	2003	2004

Purchase price	$34,404	$870	$1,418

Cash and cash equivalents	77	12	6
Accounts receivable	4,835	83	35
Property and equipment	4,360	32	558
Inventories	624	34	21
Other assets	411	—	34

Total assets	10,307	161	654
Accounts payable	1,234	75	13
Accrued expenses	109	5	18
Long-term debt	—	—	32

Net assets acquired	8,964	81	591

Excess purchase price over net tangible assets acquired	$25,440	$789	$827

Intangible assets (As Restated — See Note 1):
Customer relationships	$11,168	$615	$484
Trade names	1,442	4	—
Goodwill	12,830	170	343

	$25,440	$789	$827

       Customer relationships and trade names acquired are amortized over their estimated useful lives of thirteen and twenty years using accelerated (based on customer attrition rates) and straight-line methods, respectively.

       The following summary presents the Company’s unaudited proforma results, as if the acquisitions had been completed at the beginning of each year presented:

	(As Restated — See Note 1)

				Nine Months Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

Net sales	$482,780	$441,871	$423,360	$322,890	$336,992
Unaudited pro forma net income attributable to common members	$9,478	$12,331	$1,275	$9,761	$17,797
Earnings per common member unit:
Basic	$0.26	$0.34	$0.04	$0.28	$0.50
Diluted	$0.26	$0.34	$0.03	$0.26	$0.47

AMERICAN REPROGRAPHICS HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except dollars per unit)

2.	Acquisitions — (Continued)

       The above proforma information is presented for comparative purposes only and is not necessarily indicative of what actually would have occurred had the acquisitions been completed as of the beginning of each period presented, nor are they necessarily indicative of future consolidated results.

       Certain acquisition agreements entered into by the Company contain earnout agreements which provide for additional consideration (Earnout Payments) to be paid if the acquired entity’s results of operations exceed certain targeted levels measured on an annual basis generally from four to five years after the acquisition. Targeted levels are generally set above the historical experience of the acquired entity at the time of acquisition. Earnout Payments are recorded as additional purchase price and are to be paid annually in cash. Accrued expenses in the accompanying consolidated balance sheets include $2,142, $374 and $265 of Earnout Payments payable as of December 31, 2002 and 2003 and September 30, 2004, respectively, to former owners of acquired companies based on the earnings of acquired entities. The increase to goodwill as of December 31, 2002 and 2003 and as of September 30, 2004 as a result of the earnouts was $1,307, $374, and $265, respectively.

       The earnout provisions generally contain limits on the amount of Earnout Payments that may be payable over the term of the agreement. The Company’s estimate of the aggregate amount of additional consideration that may be payable over the terms of the earnout agreements subsequent to September 30, 2004 is approximately $822.

       In accordance with FAS 141, the Company made certain adjustments to goodwill as a result of changes to the purchase price of acquired entities, during the one year period subsequent to the acquisition. The increase to goodwill as of December 31, 2002 and 2003 and as of September 30, 2004 as a result of purchase price adjustments was $126, $371 and $1,239, respectively.

3.	Property and Equipment

       Property and equipment consist of the following:

	December 31,
			September 30,
	2002	2003	2004

Machinery and equipment	$79,095	$76,030	$80,876
Buildings and leasehold improvements	14,379	15,143	16,239
Furniture and fixtures	2,268	3,086	2,948

	95,742	94,259	100,063
Less accumulated depreciation and amortization	(49,663)	(56,991)	(63,931)

	$46,079	$37,268	$36,132

       Machinery and equipment includes $29,687, $28,209 and $32,220 of equipment recorded under capital lease agreements with related accumulated amortization of $14,081, $15,291 and $17,900 at December 31, 2002 and 2003, and September 30, 2004, respectively.

AMERICAN REPROGRAPHICS HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except dollars per unit)

4.	Long-Term Debt

       Long-term debt consists of the following:

	December 31,
			September 30,
	2002	2003	2004

Borrowings from senior secured First Priority — Revolving Credit Facility; variable interest payable quarterly (5.75% interest rate at December 31, 2003); any unpaid principal and interest due December 18, 2008	$—	$15,000	$—
Borrowings from senior secured First Priority — Term Loan Credit Facility; variable interest payable quarterly (5.75% and 4.84% interest rate at December 31, 2003 and September 30, 2004); principal payable in varying quarterly installments; any unpaid principal and interest due June 18, 2009	—	100,000	99,250
Borrowings from senior secured Second Priority — Term Loan Credit Facility; variable interest payable quarterly (9.88% and 8.63% interest rate at December 31, 2003 and September 30, 2004); any unpaid principal and interest due December 18, 2009	—	225,000	213,364
Borrowings from senior secured term loan — Tranche A; variable interest payable quarterly (3.9% interest rate at December 31, 2002); principal payable in varying quarterly installments	47,668	—	—
Borrowings from senior secured term loan — Tranche B; variable interest payable quarterly (5.1% interest rate at December 31, 2002); principal payable in varying quarterly installments	165,925	—	—
Borrowings from senior secured term loan — Tranche B-1; variable interest payable quarterly (5.1% interest rate at December 31, 2002); principal payable in varying quarterly installments	19,900	—	—
Senior subordinated notes payable (Opco Notes); 13.25% interest payable semiannually	54,412	—	—
Senior subordinated notes payable (Holdings Notes) at Accreted Value; 19.6% effective interest rate	68,252	—	—
Various subordinated notes payable; interest ranging from 6.6% to 11%; principal and interest payable monthly through January 2007	10,623	7,510	5,027
Various capital leases; interest rates ranging to 15.9%; principal and interest payable monthly through September 2009	16,549	14,064	15,314

	383,329	361,574	332,955

AMERICAN REPROGRAPHICS HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except dollars per unit)

4.	Long-Term Debt — (Continued)

	December 31,
			September 30,
	2002	2003	2004

Less debt discount due to Warrants	(721)	—	—
Less debt discount due to difference between the Accreted Value and the carrying amount	(4,000)	—	—
Less debt discount on Second Priority Credit Facility	—	(2,234)	(1,855)

	378,608	359,340	331,100
Less current portion	(24,409)	(25,123)	(10,685)

	$354,199	$334,217	$320,415

       During 2000, the Company entered into a credit agreement with a group of financial institutions which provided the Company with a Senior Credit Facility consisting of a $45,000 Senior Secured Revolving Facility, a $65,000 Senior Secured Tranche A Term Loan Facility, and a $170,000 Senior Secured Tranche B Term Loan Facility. The Company also received $54,412 and $38,088 in gross cash proceeds from the issuance during 2000 of senior subordinated Opco Notes (the Opco Notes) and senior subordinated Holdings Notes (the Holdings Notes, and collectively with the Opco Notes, the Notes), respectively. The Company capitalized $9,239 of loan fees incurred in connection with the credit facilities negotiated in 2000.

       Concurrent with the issuance of the Notes, the Company granted the holders of the Notes warrants to purchase up to an aggregate of 1,168,842 common units of the Company. Such warrants (the Warrants) are exercisable at any time subsequent to the grant date at an exercise price of $4.61 per warrant. The estimated aggregate fair value of the Warrants was $1,039 using the Black-Scholes option-pricing model based on the following assumptions: expected volatility of 15%, risk-free interest rate of 6%, and an expected life of 10 years. The fair value of the Warrants was recorded as a discount on the related Notes and was being amortized as interest expense over the term of the Notes. As a result of the debt refinancing completed by the Company in December 2003 (as discussed further below), the Company wrote off $616 of unamortized discount on the Warrants in December 2003. None of the Warrants have been exercised as of September 30, 2004.

       In May 2002, the Company negotiated an amendment to the credit agreement which provided a $20,000 Senior Secured Tranche B-1 Term Loan Facility. The Company used the net proceeds from the Tranche B-1 Term Loan Facility to finance its acquisition of the assets of a reprographics company in May 2002. During 2002, the Company capitalized $950 in loan fees incurred in connection with the amendment negotiated in May 2002.

       Interest on the Holdings Notes accreted monthly based on an accretion schedule specified in the Holdings Notes agreement and was added to the outstanding principal balance of the Holdings Notes (the Accreted Value) until April 2005. The effective interest rate on the Holdings Notes during its entire nine-year term through April 2009 was approximately 19.6%. The difference between the Accreted Value and the carrying amount of the Holdings Notes represented a discount (the Accretion Discount) which was being amortized over the nine-year term of the Holdings Notes using the effective interest method. The Holdings Notes were repaid in December 2003 in connection with the Company’s refinancing of its borrowings discussed below.

       In December 2003, the Company refinanced its borrowings under its then existing senior credit facilities, the Notes and the Holdings Notes by entering into a new credit agreement with a group of

AMERICAN REPROGRAPHICS HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except dollars per unit)

4.	Long-Term Debt — (Continued)

financial institutions which provides the Company a $355,000 Senior Secured Credit Facility (the 2003 Senior Credit Facility). Such credit facility is comprised of a $130,000 First Priority Facility (consisting of a $30,000 Senior Revolving Credit Facility and a $100,000 Senior Term Loan Credit Facility) and a $225,000 Second Priority Facility. At December 31, 2003 and September 30, 2004, $771 and $2,479, respectively, of the $30,000 Senior Revolving Credit Facility have been utilized for the issuance of letters of credit related to the Company’s workers compensation and automobile insurance policies. There were no outstanding borrowings against such letters of credit as of December 31, 2003 and September 30, 2004.

       As a result of the debt refinancing completed in December 2003, the Company recorded a $14,921 loss on early debt extinguishment, comprised of the following: a) the write-off of $6,318 in capitalized loan fees related to the Company’s credit facilities existing prior to the debt refinancing; b) $4,728 in early redemption premiums related to the Notes paid by the Company upon completion of the debt refinancing; and c) the write off of $3,875 in unamortized discounts related to the Warrants and the Accretion Discount. The Company also capitalized $8,335 of new loan fees incurred in connection with the 2003 Senior Credit Facility, of which $176 was included in prepaid expenses as of December 31, 2002.

       Borrowings under the First Priority Revolving Credit Facility bear interest at either (i) a Eurodollar rate plus a margin (the Applicable Margin) that ranges from 2% to 2.75% per annum, depending on the Company’s Leverage Ratio, as defined, or (ii) an Index Rate, as defined, plus the Applicable Margin less 1% per annum. The First Priority Revolving Credit Facility is also subject to a commitment fee equal to 0.50% of the average daily unused portion of such revolving facility. Borrowings under the First Priority Term Loan Facility bear interest at either (i) a Eurodollar rate plus 3% per annum, or (ii) an Index Rate, as defined, plus 2% per annum.

       Borrowings under the Second Priority Facility bear interest at either (i) a Eurodollar rate, subject to a Eurodollar rate minimum of 1.75% per annum, plus a margin of either 6.875% or 7.875% per annum, depending on the Company’s Leverage Ratio, as defined in the credit agreement, or (ii) a Base Rate, as defined in the credit agreement, plus a margin of either 5.875% or 6.875% per annum, depending on the Company’s Leverage Ratio, as defined in the credit agreement.

       The Company’s overall weighted average interest rate on its long term debt was approximately 8.9%, 8.4% and 7.4% for the years ended December 31, 2002 and 2003, and nine months ended September 30, 2004.

       Under the terms of the 2003 Senior Credit Facility, the Company is subject to mandatory principal prepayments equal to 75% of Consolidated Excess Cash Flow, as defined, starting in the year ending December 31, 2004, or up to 75% of the net proceeds of equity offerings. Mandatory prepayments from such sources (the Permitted Payments) are applied first to the Second Priority Facility in an aggregate amount not to exceed $67,500, with any excess above $67,500 applied to the First Priority Facility. In July 2004, the Company made a mandatory principal prepayment on its Second Priority Credit Facility in the amount of $11,636 based on 75% of its Consolidated Excess Cash Flow, as defined, during the six months ended June 30, 2004. Mandatory principal prepayments are also required equal to 100% of the net proceeds from asset sales and insurance proceeds that each exceed $5 million in aggregate, as well as 100% of net proceeds from new debt offerings. Mandatory prepayments from such sources are applied to the First Priority Facility until it is fully paid, followed by the Second Priority Facility. With the exception of Permitted Payments as

AMERICAN REPROGRAPHICS HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except dollars per unit)

4.	Long-Term Debt — (Continued)

discussed above, prepayments on the Second Priority Facility carry a penalty during the first three years of its term equal to a percentage of the prepayment, as follows: Year 1 — 11%; Year 2 — 7.5%; and Year 3 — 2.5%.

       Borrowings under the 2003 Senior Credit Facility are secured by substantially all of the assets of the Company. The 2003 Senior Credit Facility also contains restrictive covenants which, among other things, provide limitations on capital expenditures, and restrictions on indebtedness and distributions to the Company’s equity holders. Additionally, the Company is required to meet debt covenants based on certain financial ratio thresholds applicable to the First and Second Priority Facilities, as follows with ratio thresholds as of September 30, 2004: (i) First Priority Facility — Interest Coverage Ratio not lower than 1.70, Fixed Charge Coverage Ratio not lower than 1.25, Leverage Ratio not higher than 5.10, and First Priority Senior Debt Leverage Ratio not higher than 1.75, each as defined; and (ii) Second Priority Facility — Leverage Ratio not higher than 5.30, as defined. The Company is in compliance with all such covenants as of September 30, 2004.

       Minimum future maturities of long-term debt and capital lease obligations as of September 30, 2004 are as follows:

	Long-Term	Capital Lease
	Debt	Obligations

Year ending December 31:
2004	$1,005	$2,122
2005	3,722	7,113
2006	1,696	4,358
2007	635	2,402
2008	47,875	999
Thereafter	260,853	288

	$315,786	17,282

Less interest		1,968

		$15,314

5.	Income Taxes

       A substantial portion of the Company’s business is operated in a limited liability company (LLC), taxed as a partnership. As a result, the members of the LLC pay the income taxes on the earnings, not the LLC. Accordingly, no income taxes have been provided on these earnings. The LLC had book income of $6,481, $12,179, $370, $11,898 and $16,865 during the years ended December 31, 2001, 2002 and 2003, and the nine months ended September 30, 2003 and 2004, respectively, which are not subject to tax at the LLC level.

       As discussed in Note 1, the Company will convert from a California limited liability company to a Delaware corporation immediately prior to the completion of the proposed public offering. The unaudited pro forma incremental income tax provision included in the statement of operations reflects the additional income tax expense that would have been reported if the Company had been a corporation effective January 1, 2001.

AMERICAN REPROGRAPHICS HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except dollars per unit)

5.	Income Taxes — (Continued)

       The following table includes the consolidated provision for income taxes related to that portion of the Company’s business not operated as an LLC and the unaudited pro forma income tax provision reflecting the incremental income tax expense that would have been reported if the LLC portion of the business had been a corporation resulting in a pro forma income tax provision, as follows:

	(As Restated — See Note 1)

				Nine Months Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

				(Unaudited)
Current:
Federal	$2,096	$4,394	$1,562	$1,360	$4,930
State	1,524	1,419	947	809	1,321

	3,620	5,813	2,509	2,169	6,251
Deferred:
Federal	1,950	410	1,411	1,784	287
State	217	44	211	267	402

	2,167	454	1,622	2,051	689

Income tax provision, as reported	5,787	6,267	4,131	4,220	6,940
Unaudited pro forma incremental income tax provision	2,574	6,211	673	5,180	7,714

Pro forma income tax provision	$8,361	$12,478	$4,804	$9,400	$14,654

AMERICAN REPROGRAPHICS HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except dollars per unit)

5.	Income Taxes — (Continued)

       The consolidated deferred tax assets and liabilities consist of the following:

	(As Restated — See Note 1)

	December 31,
			September 30,
	2002	2003	2004

Deferred tax assets:
Financial statement accruals not currently deductible	$1,387	$1,179	$1,159
State taxes	52	28	111

	1,439	1,207	1,270
Deferred tax liabilities:
Excess of net book value for financial reporting purposes over income tax basis of property, plant and equipment	(993)	(1,700)	(1,790)
Excess of net book value for financial reporting purposes over income tax basis of intangible assets	(2,317)	(3,075)	(3,737)
Change in method of accounting for tax purposes	(75)	—	—

	(3,385)	(4,775)	(5,527)

Net deferred tax liabilities	$(1,946)	$(3,568)	$(4,257)

       Deferred tax assets and liabilities are included in prepaid expenses and other current assets and other long-term liabilities, respectively, in the accompanying consolidated balance sheets.

       A reconciliation of the statutory federal income tax rate to the Company’s pro forma effective tax rate is as follows:

	(As Restated — See Note 1)

				Nine Months
	Year Ended			Ended
	December 31,			September 30,

	2001	2002	2003	2003	2004

Statutory federal income tax rate	34%	34%	34%	34%	34%
State taxes	9	8	12	6	5
Non-deductible goodwill amortization	7	—	—	—	—
Non-deductible interest expense on mandatorily redeemable preferred membership units	—	—	8	2	3
Non-deductible other items	1	4	8	3	3

Pro forma effective income tax rate	51%	46%	62%	45%	45%

       Non-deductible other items include meals and entertainment, certain acquisition costs and other items that, individually, are not significant.

AMERICAN REPROGRAPHICS HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except dollars per unit)

6.	Commitments and Contingencies

       The Company leases machinery, equipment, and office and operational facilities under noncancelable operating lease agreements. Certain lease agreements for the Company’s facilities generally contain renewal options and provide for annual increases in rent based on the local Consumer Price Index. The following is a schedule of the Company’s future minimum lease payments as of September 30, 2004:

	Third	Related
	Party	Party	Total

Year ending December 31:
2004	$8,209	855	$9,064
2005	26,461	3,055	29,516
2006	17,429	2,331	19,760
2007	10,611	2,273	12,884
2008	6,135	2,293	8,428
Thereafter	11,001	9,290	20,291

	$79,846	$20,097	$99,943

       Total rent expense under operating leases, including month-to-month rentals, amounted to $30,157, $32,143, $36,161, $26,850 and $27,612 during the years ended December 31, 2001, 2002, and 2003, and the nine months ended September 30, 2003 and 2004, respectively. Under certain lease agreements, the Company is responsible for other costs such as property taxes, insurance, maintenance, and utilities.

       The Company is involved in a dispute with a state tax authority related to unresolved sales tax issues which arose from such state tax authority’s audit findings from their sales tax audit of certain operating divisions of the Company for the period from October 1998 to September 2001. The unresolved issues relate to the application of sales taxes on certain discounts granted by the Company to its customers. Based on the position taken by the state tax authority on these unresolved issues, they have claimed that an additional $1,179 of sales taxes are due from the Company for the period in question, plus $372 of interest. The Company strongly disagrees with the state tax authority’s position and has filed a petition for redetermination requesting an appeals conference to resolve these issues. At an appeals conference held on December 14, 2004, the appeals board ruled that the Company is liable in connection with one component of the dispute involving approximately $40, which the Company had previously paid. The Company has requested another appeals conference to resolve the remaining issues, but such conference has not yet been scheduled. The Company’s accrued expenses in its consolidated balance sheet as of December 31, 2003 and September 30, 2004 each include $151 of reserves related to this matter, based primarily on certain components of the state tax authority’s audit findings that the Company is not disputing.

       The Company has an agreement to pay its Chief Executive Officer (“CEO”) and its Chief Operating Officer (“COO”) each a fee equal to 1% of the aggregate consideration paid by the Company in connection with any acquisition. The Company recorded fees of $623, $653, $9, $3 and $28 during the years ended December 31, 2001, 2002 and 2003, and the nine months ended September 30, 2003 and 2004, respectively, for which the Company is obligated to pay its CEO and COO in connection with this agreement. Such fees are expensed as incurred and are included in selling, general and administrative expenses.

AMERICAN REPROGRAPHICS HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except dollars per unit)

6.	Commitments and Contingencies — (Continued)

       The Company has entered into employment agreements with certain of its management employees which require annual gross salary payments which range from $40 to $200 per annum. The employment agreements range from a period of one to three years and include a provision for annual bonuses based on specific performance criteria. In the event that such key management employees are terminated without cause, the Company is contractually obligated to pay the remaining balance due on the employment contracts.

       The following is a schedule of the Company’s future minimum annual payments under such employment agreements as of September 30, 2004:

Year ending December 31:
2004	$248
2005	438
2006	68

$754

       The Company’s operating agreement provides for the indemnification of its officers and members of its board of advisors under certain circumstances for acts and omissions which may not be covered by any directors’ and officers’ liability insurance. The operating agreement provides for the Company, among other things, to indemnify its officers and board members against certain liabilities that may arise by reason of their status or service as officers and board members (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain officers’ and directors’ insurance if available on reasonable terms. There have been no events to date which would require the Company to indemnify its officers or members of its board of Advisors.

       The Company is a creditor and participant in the Chapter 7 Bankruptcy of Louis Frey Company, Inc., or LF Co., which is pending in the United States Bankruptcy Court, Southern District of New York. We managed LF Co. under a contract from May through September of 2003. LF Co. filed for Bankruptcy protection in August 2003, and the proceeding was converted to a Chapter 7 liquidation in October 2003. On or about June 30, 2004, the Bankruptcy Estate Trustee filed a complaint in the LF Co. Bankruptcy proceeding against the Company, which was amended on or about July 19, 2004, alleging, among other things, breach of contract, breach of fiduciary duties, conversion, unjust enrichment, tortious interference with contract, unfair competition and false commercial promotion in violation of The Lanham Act, misappropriation of trade secrets and fraud regarding the Company’s handling of the assets of LF Co. The Trustee claims damages of not less than $9.5 million, as well as punitive damages and treble damages with respect to the Lanham Act claims. Previously, on or about October 10, 2003, a secured creditor of LF Co., Merrill Lynch Business Financial Services, Inc., or Merrill, had filed a complaint in the LF Co. Bankruptcy proceeding against the Company, which was most recently amended on or about July 6, 2004. Merrill’s claims are duplicated in the Trustee’s suit. The Company, in turn, has filed answers and counterclaims denying liability to the Trustee and seeking reimbursement of all costs and damages sustained as a result of the Trustee’s actions and in the Company’s efforts to assist LF Co. Discovery has commenced and is ongoing in each of these cases. The Company believes that it has meritorious defenses as well as substantial counterclaims against Merrill Lynch and the Trustee. The Company intends to vigorously contest the above matters. Based on the discovery and depositions to date, the Company does not believe that

AMERICAN REPROGRAPHICS HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except dollars per unit)

6.	Commitments and Contingencies — (Continued)

the outcome of the above matters will have a material adverse impact on its results of operations or financial condition.

       The Company may be involved in litigation and other legal matters from time to time in the normal course of business. Management does not believe that the outcome of any of these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

7.	Related Party Transactions

       The Company leases several of its facilities under operating lease agreements with entities owned by certain of its executive officers and other related parties which expire through July 2019. Rental expense on these facilities amounted to $2,683, $2,281, $2,209, $1,589 and $1,938 during the years ended December 31, 2001, 2002, and 2003, and the nine months ended September 30, 2003 and 2004, respectively.

       The Company has a management agreement with an equity investor (the Management Agreement) which requires the Company to pay annual management fees to the equity investor as compensation for certain management services rendered to the Company. In accordance with the Management Agreement, the management fees charged to the Company are subject to an annual increases based on the Company’s earnings but shall not exceed $1,000 annually. The Management Agreement expires in April 2005 and is automatically renewable. However, the Company’s board of advisors has the ability to terminate the Management Agreement under certain circumstances as defined in the Management Agreement. In addition, the Management Agreement will terminate upon completion of the Company’s initial public offering. Management fees paid by the Company to the equity investor amounted to $803, $889, $858, $622 and $618 during the years ended December 31, 2001, 2002, and 2003, and the nine months ended September 30, 2003 and 2004, respectively.

       The Company sells certain products and services to Thomas Reprographics, Inc. and Albinson Inc., each of which is owned or controlled by Billy E. Thomas, who beneficially owns more than 5% of the common equity in the Company. These companies purchased products and services from the Company of approximately $215 and $95 during the twelve months ended December 31, 2002 and 2003, respectively, and $90 and $45 during the nine months ended September 30, 2003 and 2004, respectively.

8.	Retirement Plans

       The Company sponsors a defined contribution plan (the Plan) covering substantially all employees who are at least 21 years of age and have satisfied a service requirement ranging from three to six months through December 31, 2001. Effective January 2002, the Plan was amended to remove the minimum service requirement. Plan participants may contribute up to 19% of their annual eligible compensation, subject to contribution limitations imposed by the Internal Revenue Service. The Company matches up to 20% of participant contributions to a maximum of 4% of their annual eligible compensation. The Company’s total expense under these plans amounted to $501, $388, $544, $413 and $467 during the years ended December 31, 2001, 2002, and 2003, and the nine months ended September 30, 2003 and 2004, respectively.

AMERICAN REPROGRAPHICS HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except dollars per unit)

9.	Equity Option Plan

       In January 2001, the Company established the American Reprographics Holdings, LLC Unit Option Plan (the Option Plan) which permits the grant of options (the Options) to key personnel to purchase up to 1,735,415 common membership units of the Company (the Option Units). Options granted under the Option Plan are nontransferable and may be exercised at an option price to be determined by the Company’s board of advisors provided that the option price is not less than 85% of the fair market value of such unit of grant date.

       In the event of a key personnel’s termination of employment with the Company, Option Units attributable to the exercise of an Option shall generally be subject to redemption by the Company at a redemption price generally equal to the fair market value per common membership unit. In limited circumstances, the Option Units could be repurchased at the Option exercise price. As of September 30, 2004, a repurchase of any units under the Option Plan was not expected. The option to repurchase the Option Units shall terminate in the event of an initial public offering.

       The Company has granted Options to certain key personnel in accordance with the terms of the Option Plan at exercise prices equal to management’s estimate of the fair value of the common membership units at the date of issuance (except for 2004 grants described below). A summary of the activity related to the Company’s Option Plan is as follows:

	Year Ended December 31,

							Nine Months Ended
	2001		2002		2003		September 30, 2004

		Weighted		Weighted		Weighted		Weighted
		Average		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise	Number	Exercise
	of Units	Price	of Units	Price	of Units	Price	of Units	Price

Outstanding at beginning of the period	—	$—	667,500	$4.87	1,421,500	$5.07	1,446,000	$5.09
Granted	667,500	4.87	761,500	5.25	39,500	5.55	307,915	5.91
Canceled	—	—	(7,500)	(4.87)	(15,000)	(4.87)	(41,000)	(5.52)
Expired	—	—	—	—	—	—	—	—
Exercised	—	—	—	—	—	—	—	—

Outstanding at end of the period	667,500	$4.87	1,421,500	$5.07	1,446,000	$5.09	1,712,915	$5.22

       During the nine months ended September 30, 2004, the Company granted 304,415 options to purchase common membership units to employees with exercise prices ranging from $5.62 to $6.85 per unit. The fair market value of the Company’s common member units on the date of grant was $16 per unit. In connection with the issuances, the Company recorded a deferred compensation charge of $3,074 in connection with the issuance as the exercise price of the units was less than the estimated fair market value of the Company’s membership units as of the date of grant after giving consideration to the anticipated fair value of the membership units during the one-year period preceeding the proposed initial public offering. The Company will amortize the deferred compensation charge over the vesting period of the options, generally five years. As of September 30, 2004, the Company has amortized $332 of the deferred compensation charge.

       Of the total options outstanding, 297,000, 485,000, 806,250 and 1,052,000 options were exercisable at December 31, 2001, 2002, and 2003 and September 30, 2004, respectively, at exercise prices ranging from $4.75 to $5.58 per option. As of September 30, 2004, the 1,712,915 options outstanding had a weighted average remaining contractual life of 90 months and there were 22,500 options available for future grant.

AMERICAN REPROGRAPHICS HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except dollars per unit)

10.	Members’ Equity and Redeemable Membership Units

Common and Redeemable Common Membership Units

       Each common membership unit is entitled to one vote with respect to any action presented for a vote of the Company’s members. Except for units issued in accordance with the Option Plan, common membership units may be transferred without the consent of the board of advisors under certain conditions specified in the Company’s Amended and Restated Operating Agreement. During the year ended December 31, 2002, the Company redeemed all outstanding redeemable common membership units. See Note 2.

Mandatorily Redeemable Preferred Membership Units

       Holders of the Company’s mandatorily redeemable preferred units are entitled to receive a yield of 13.25% of its Liquidation Value per annum for the first three years starting in April 2000, and increasing to 15% of the Liquidation Value per annum thereafter. The discount inherent in the yield for the first three years was recorded as an adjustment to the carrying amount of the mandatorily redeemable preferred units. This discount was amortized as a dividend over the initial three years. Of the total yield on the mandatorily redeemable preferred units, 48% is mandatorily payable quarterly in cash to the mandatorily redeemable preferred unit holders. The unpaid portion of the yield accumulates annually and is added to the Liquidation Value of the mandatorily redeemable preferred units. Such units have an aggregate liquidation preference over common units of $20 million plus accumulated and unpaid yield. Mandatorily redeemable preferred units have no voting rights.

       Mandatorily redeemable preferred units are redeemable without premium or penalty, wholly or in part, at the Company’s option at any time, for the Liquidation Value, including any unpaid yield. Redeemable preferred units are mandatorily redeemable on the earlier to occur of (i) an initial public offering of the Company (to the extent of 25% of the net proceeds thereof), (ii) a sale of equity or assets of the Company or any of its principal operating subsidiaries after retirement in full of the Company’s debt under its senior credit facilities, or (iii) April 10, 2010. At December 31, 2002 and 2003, and September 30, 2004, the Company had 20,000 redeemable preferred membership units issued and outstanding.

Distributions to Members

       In accordance with the Company’s Amended and Restated Operating Agreement, cash distributions will be made first, to all preferred members based on their tax liability imposed on the yield earned on their preferred units; second, to all common members, based on their tax liability imposed on the Company’s earnings. The Amended and Restated Operating Agreement also provides for certain members who receive less than their proportionate share of cash distributions, at their election or the election of the Company’s management, to be granted an additional cash distribution to bring their proportionate share of cash distributions equal to the rest of the Company’s common members. Any remaining cash available for distribution will be distributed, at the discretion of the Company’s board of advisors, first to all preferred members to the extent of the Liquidation Value of their preferred units; second, to all common members, except to those common members where such distribution would cause or increase a deficit to their capital accounts.

AMERICAN REPROGRAPHICS HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except dollars per unit)

11.	Quarterly Financial Data (Unaudited)

       Quarterly financial data for the years ended December 31, 2002 and 2003 and the three months ended March 31, June 30, and September 30, 2004 are as follows, as restated (See Note 1):

	(As Restated — See Note 1)
	Quarter Ended

	March 31,	June 30,	September 30,	December 31,
	2002	2002	2002	2002

Net sales	$100,772	$110,078	$107,549	$100,525
Gross profit	$42,352	$46,813	$43,739	$38,242
Net income	$7,444	$6,266	$5,041	$1,949
Net income attributable to common members	$6,655	$5,436	$4,205	$1,113
Unaudited pro forma net income attributable to common members	$4,423	$3,556	$2,692	$527
Unaudited pro forma net income attributable to common members per unit:
Basic	$0.12	$0.10	$0.07	$0.02
Diluted	$0.12	$0.10	$0.07	$0.01

	(As Restated — See Note 1)
	Quarter Ended

	March 31,	June 30,	September 30,	December 31,
	2003	2003	2003	2003

Net sales	$105,272	$108,882	$102,184	$99,622
Gross profit	$42,292	$44,551	$39,229	$37,860
Net income (loss)	$5,946	$8,049	$2,583	$(13,025)
Net income (loss) attributable to common members	$5,110	$7,155	$2,583	$(13,025)
Unaudited pro forma net income (loss) attributable to common members	$3,278	$4,620	$1,770	$(8,518)
Unaudited pro forma net income (loss) attributable to common members per unit:
Basic	$0.09	$0.13	$0.05	$(0.24)
Diluted	$0.09	$0.13	$0.04	$(0.23)

AMERICAN REPROGRAPHICS HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except dollars per unit)

11.	Quarterly Financial Data (Unaudited) — Continued

	(As Restated — See Note 1)
	Quarter Ended

	March 31,	June 30,	September 30,
	2004	2004	2004

Net sales	$110,518	$115,615	$110,165
Gross profit	$45,919	$49,424	$44,287
Net income	$8,438	$9,845	$7,191
Net income attributable to common members	$8,438	$9,845	$7,191
Unaudited pro forma net income attributable to common members	$5,883	$6,864	$5,013
Unaudited pro forma net income attributable to common members per unit:
Basic	$0.17	$0.19	$0.14
Diluted	$0.16	$0.18	$0.13

12.	Subsequent Events

Debt Repayment

       In November 2004, the Company made a mandatory principal prepayment on its Second Priority Credit Facility in the amount of $5,133 based on 75% of its Consolidated Excess Cash Flow, as defined in its debt agreement, during the three months ended September 30, 2004. In November 2004, the Company also made a voluntary principal prepayment on its First Priority Credit Facility in the amount of $4,200. In December 2004, the Company made a scheduled principal payment of $250,000 on its First Priority Credit Facility.

Acquisitions

       Subsequent to September 30, 2004, the Company completed the acquisition of four reprographics companies and one distributor of reprographics equipment and supplies in the United States with combined annual sales of approximately $8.3 million for a total purchase price of $1.9 million.

Restricted Stock Award

       In December 2004, the Company agreed to issue shares of restricted common stock in the amount of $1,000,000 to an employee upon the employee’s development of certain software applications. The restricted stock will vest five years after the date of grant, subject to the employee’s continued employment.

Initial Public Offering and Pro Forma Balance Sheet (Unaudited)

       The Company filed a registration statement with the SEC in October 2004 to sell a certain amount of its common equity in an initial public offering (the IPO). Prior to the consummation of the

AMERICAN REPROGRAPHICS HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except dollars per unit)

planned IPO, the Company will convert from a California limited liability company (American Reprographics Holdings, L.L.C.) to a Delaware corporation (American Reprographics Company or ARC). In this reorganization, the Company’s common members will exchange their common member units for common stock of ARC. Each option issued to purchase the Company’s common member units will be exchanged for an option exercisable for shares of ARC’s common stock with the same exercise prices and vesting terms as the original grants, and the warrants will be exchanged for 809,618 shares of the Company’s common stock, assuming an initial public offering price of $15.00 per share. As required by the Company’s operating agreement, ARC will repurchase all of the mandatorily redeemable preferred membership units of the Company upon closing of the IPO with a portion of the net proceeds of the offering.

       In connection with the planned IPO, the Company will adopt the 2005 Stock Plan (the Stock Plan) which will provide for discretionary grants of incentive stock options to employees, including officers and employee directors, and for the discretionary grant of nonstatutory stock options, restricted stock, restricted stock units, and stock appreciation rights to employees, directors and consultants. The Stock Plan will also provide for the periodic automatic grant of nonstatutory stock options to non-employee directors. The Stock Plan authorizes the Company to grant options to purchase up to 5,000,000 shares of common stock. The Company will also adopt an Employee Stock Purchase Plan (“ESPP”) to provide an incentive to attract, retain and reward eligible employees of the Company. The ESPP authorizes the Company to grant options to purchase 750,000 shares of common stock.

       In connection with the Company’s operating agreement, cash distributions are to be made to members of the Company to pay taxes that the members will owe for their share of the Company’s profits as a limited liability company through the date of the effective date of the IPO. The cash distributions will be calculated at the highest combined federal and state income tax rates applicable for tax withholding purposes, currently 43%. Accordingly, the Company estimates that it will make a cash distribution to all of its members in the amount of approximately $510 upon the consummation of the IPO. In addition, due to their tax attributes, certain members in the past have elected to receive less than their proportionate share of distributions for such taxes as a result of a difference in the tax basis of their equity interest in the Company. In accordance with the terms of the Company’s operating agreement, an additional distribution of approximately $8,587 will be made to such members in connection with the consummation of the IPO to bring their proportionate share of tax distributions equal to the rest of the Company’s common members. These distributions are not accrued at September 30, 2004, but will become payable and recorded immediately prior to the reorganization and consummation of the IPO.

       The pro forma balance sheet information at September 30, 2004 included at page F-4 includes the effects of the distributions discussed above and the deferred income tax benefit of approximately $17.3 million resulting from the conversion from a California limited liability company to a Delaware corporation. The current portion of the deferred income tax benefit of approximately $1.9 million is included in prepaid expenses and other current assets.

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

      Through and including                     , 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

13,350,000 Shares

American Reprographics Company
Common Stock

Goldman, Sachs & Co.

JPMorgan
Credit Suisse First Boston
Robert W. Baird & Co.
CIBC World Markets

Representatives of the Underwriters

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

       The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the New York Stock Exchange listing fee.

Amount
to be Paid

SEC registration fee	$30,982
New York Stock Exchange listing fee	221,100
Printing and engraving expenses	175,000
Legal fees and expenses	1,550,000
Accounting fees and expenses	1,200,000
Blue Sky qualification and NASD fees and expenses	35,000
Transfer Agent and Registrar fees	20,000
Miscellaneous fees and expenses	167,918

Total	$3,400,000

Item 14.	Indemnification of Directors and Officers

       Section 102 of the Delaware General Corporation Law, as amended, allows a corporation to eliminate the personal liability of a director of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty to the corporation or its stockholders, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock purchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

       Section 145 of the Delaware General Corporation Law provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the corporation’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies (i) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (ii) if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred by the indemnified person and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event such person is adjudged liable to the corporation unless a court believes that in light of all the circumstances indemnification should apply.

       Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully and negligently approves an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time the action occurred or immediately after the absent director receives notice of the unlawful acts.

       Article VI of the registrant’s Amended and Restated Certificate of Incorporation will provide that the liability of the directors for monetary damages shall be eliminated to the fullest extent under applicable law.

       The registrant’s Bylaws provide that it may indemnify any person who is or was a director, officer or employee of the registrant to the fullest extent permitted by Delaware law. The indemnification provisions contained in the registrant’s Bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement or vote of stockholders or disinterested directors or otherwise.

       The registrant has entered, and will enter, into indemnification agreements with each officer and director which provide indemnification under certain circumstances for acts and omissions which may not be covered by any directors’ and officers’ liability insurance. The indemnification agreements may require the registrant, among other things, to indemnify its officers and directors against certain liabilities that may arise by reason of their status or service as officers and directors (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain officers’ and directors’ insurance if available on reasonable terms.

       The form of Underwriting Agreement, filed as Exhibit 1.1 to the Registration Statement, provides for indemnification of the registrant and its controlling persons against certain liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

Item 15.	Recent Sales of Unregistered Securities

       Since January 1, 2002, the registrant’s predecessor, American Reprographics Holdings, L.L.C. (“Holdings”), has sold and issued the following unregistered securities:

•	Holdings issued 20,000 common units to a consultant for cash consideration of $110,712 on May 22, 2003; and

•	Holdings has issued options to certain employees to purchase an aggregate of 1,735,415 common units under Holdings’ unit option plan, 22,500 of which have been exercised at a purchase price of $5.25 per unit.

       The issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance on:

•	Rule 701 promulgated under the Securities Act; or

•	Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering.

       The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. All recipients had adequate access, through their relationships with the registrant, to information about the registrant.

Item 16.	Exhibits and Financial Statement Schedules

       (a) Exhibits

Number	Description

1.1	Form of Underwriting Agreement.*
3.1	Certificate of Incorporation of American Reprographics Company.*
3.2	Bylaws of American Reprographics Company.*
3.3	Form of Amended and Restated Certificate of Incorporation to be effective upon closing.*
3.4	Form of Amended and Restated Bylaws to be effective upon closing.*
4.1	Specimen Stock Certificate.*
5.1	Opinion of Hanson, Bridgett, Marcus, Vlahos & Rudy, LLP regarding the legality of the common stock being registered.*
10.1	Credit and Guaranty Agreement, dated as of December 18, 2003, among American Reprographics Company, L.L.C., American Reprographics Holdings, L.L.C., certain subsidiaries of American Reprographics Company, as guarantors, and the lenders named therein.*
10.2	Second Lien Credit and Guaranty Agreement, dated as of December 18, 2003, among American Reprographics Company, L.L.C., American Reprographics Holdings, L.L.C., certain subsidiaries of American Reprographics Company, as guarantors, and the lenders named therein.*
10.3	Intercreditor Agreement, dated as of December 18, 2003, between American Reprographics Company, L.L.C. and General Electric Capital Corporation and Goldman Sachs Credit Partners L.P., as collateral agents.*
10.4	2004 Bonus Plan, dated March 24, 2004, between American Reprographics Company and Mr. Legg.*
10.5	American Reprographics Holdings, L.L.C. Unit Option Plan II, adopted effective as of January 1, 2001.*
10.6	Amendment No. 1 dated as of July 1, 2003 to American Reprographics Holdings, L.L.C. Unit Option Plan II.*
10.7	Form of American Reprographics Company 2005 Stock Plan.*
10.8	Forms of Stock Option Agreements under the 2005 Stock Plan.*
10.9	American Reprographics Company 2005 Employee Stock Purchase Plan.*
10.10	Lease Agreement, dated November 19, 1997, between American Reprographics Company, L.L.C. (formerly Ford Graphics Group, L.L.C.) and Sumo Holdings LA, LLC.*
10.11	Lease Agreement between American Reprographics Company, L.L.C. and Sumo Holdings San Jose, LLC.*
10.12	Lease Agreement between American Reprographics Company, L.L.C. and Sumo Holdings Irvine, LLC.*
10.13	Lease Agreement, dated December 1, 1997, between American Reprographics Company, L.L.C. and Sumo Holdings Sacramento, LLC (Oakland Property).*
10.14	Lease Agreement between American Reprographics Company, L.L.C. (formerly Ford Graphics Group, L.L.C.) and Sumo Holdings Sacramento, LLC (Sacramento Property).*
10.15	Lease Agreement, dated December 7, 1995, between Leet-Melbrook, Inc. and Sumo Holdings Maryland, LLC (as successor lessor).*
10.16	Lease Agreement, dated September 23, 2003, between American Reprographics Company (dba Consolidated Reprographics) and Sumo Holdings Costa Mesa, LLC.*

Number	Description

10.17	Management Agreement, dated April 10, 2000, between American Reprographics Company, L.L.C. and CHS Management IV LP.*
10.18	Termination Agreement to Management Agreement, dated November 29, 2004, between American Reprographics Company, L.L.C. and CHS Management IV LP.*
10.19	Indemnification Agreement, dated April 10, 2000, among American Reprographics Company, L.L.C., American Reprographics Holdings, L.L.C., ARC Acquisition Co., L.L.C., Mr. Chandramohan, Mr. Suriyakumar, Micro Device, Inc., Dietrich-Post Company, ZS Ford L.P., and ZS Ford L.L.C.*
10.20	Investor Registration Rights Agreement, dated April 10, 2000, among American Reprographics Holdings, L.L.C., ARC Acquisition Co., L.L.C., Mr. Chandramohan, Mr. Suriyakumar, GS Mezzanine Partners II, L.P. and GS Mezzanine Partners II Offshore, L.P.*
10.21	First Amendment to Investor Registration Rights Agreement, among American Reprographics Holdings, L.L.C., American Reprographics Company, ARC Acquisition Co., L.L.C., CHS Associates IV, Ms. Paige Walsh, Mr. Chandramohan, Mr. Suriyakumar, GS Mezzanine Partners II, L.P., GS Mezzanine Partners II Offshore, L.P., Stone Street Fund 2000, L.P. and Bridge Street Special Opportunities Fund, 2000, L.P.*
10.22	Warrant Agreement, dated April 10, 2000, between American Reprographics Holdings, L.L.C. and each of GS Mezzanine Partners II, L.P. and GS Mezzanine Partners II Offshore, L.P.*
10.23	First Amendment to Warrant Agreement, dated September 8, 2000, between American Reprographics Holdings, L.L.C. and each of GS Mezzanine Partners II, L.P. and GS Mezzanine Partners II Offshore, L.P.*
10.24	Investor Unitholders Agreement, dated April 10, 2000, among American Reprographics Holdings, L.L.C., ARC Acquisition Co., L.L.C., GS Mezzanine Partners II, L.P. and GS Mezzanine Partners II Offshore, L.P.*
10.25	Termination Agreement of Investor Unitholders Agreement, dated November 29, 2004, among American Reprographics Holdings, L.L.C., ARC Acquisition Co., L.L.C., GS Mezzanine Partners II, L.P., GS Mezzanine Partners II Offshore, L.P., Stone Street Fund 2000, L.P. and Bridge Street Special Opportunities Fund, 2000, L.P.*
10.26	Form of Indemnification Agreement between American Reprographics Company and each of its Officers and Directors.*
10.27	Forms of Restricted Stock Award Agreements under 2005 Stock Plan.*
10.28	Form of Restricted Stock Unit Award Agreement under 2005 Stock Plan.*
10.29	Form of Stock Appreciation Right Agreement under 2005 Stock Plan.*
10.30	Employment Agreement, dated January 7, 2005, between American Reprographics Company and Mr. Sathiyamurthy Chandramohan.*
10.31	Employment Agreement, dated January 7, 2005, between American Reprographics Company and Mr. Kumarakulasingam Suriyakumar.*
10.32	Employment Agreement, dated January 7, 2005, between American Reprographics Company and Mr. Mark W. Legg.*
10.33	Employment Agreement, dated January 7, 2005, between American Reprographics Company and Mr. Rahul K. Roy.*
16.1	Letter from Ernst & Young LLP Regarding Change in Independent Registered Public Accounting Firm dated October 15, 2004.*
21.1	List of Subsidiaries.*

Number	Description

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.3	Consent of Hanson, Bridgett, Marcus, Vlahos & Rudy, LLP (included in Exhibit 5.1).*
24.1	Power of Attorney (included on page II-6).*

*	Previously filed.

       (b) Financial Statement Schedules

Schedule II — Valuation and Qualifying Accounts for the years ended December 31, 2001, 2002 and 2003, and for the nine months ended September 30, 2004 appears on page II-7. All other schedules have been omitted because the information required to be set forth therein is not applicable or is shown on the financial statements or notes thereto.

Item 17.	Undertakings

       The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

       Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

       The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused Amendment No. 4 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Glendale, State of California on February 3, 2005.

AMERICAN REPROGRAPHICS COMPANY

By:	/s/ SATHIYAMURTHY CHANDRAMOHAN

Sathiyamurthy Chandramohan
Chief Executive Officer

       Pursuant to the requirements of the Securities Act of 1933, Amendment No. 4 to this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature		Title	Date

/s/ SATHIYAMURTHY CHANDRAMOHAN Sathiyamurthy Chandramohan		Chief Executive Officer; Chairman of the Board of Directors (Principal Executive Officer)	February 3, 2005

* Kumarakulasingam Suriyakumar		President; Chief Operating Officer; Director	February 3, 2005

* Mark W. Legg		Chief Financial Officer; Secretary (Principal Financial Officer and Principal Accounting Officer)	February 3, 2005

* Andrew W. Code		Director	February 3, 2005

* Thomas J. Formolo		Director	February 3, 2005

* Manuel Perez de la Mesa		Director	February 3, 2005

* Edward D. Horowitz		Director	February 3, 2005

*By:	/s/ SATHIYAMURTHY CHANDRAMOHAN Sathiyamurthy Chandramohan Attorney-in-Fact

Schedule II

AMERICAN REPROGRAPHICS HOLDINGS, LLC

VALUATION AND QUALIFYING ACCOUNTS

	Balance at	Charges to		Balance at
	Beginning of	Cost and		End of
	Period	Expenses	Deductions	Period

	(Dollars in thousands)
Year ended December 31, 2001:
Allowance for doubtful accounts	$1,974	$682	$(781)	$1,875
Allowance for inventory obsolescence	247	68	(18)	297

	$2,221	$750	$(799)	$2,172

Year ended December 31, 2002:
Allowance for doubtful accounts	$1,875	$816	$(543)	$2,148
Allowance for inventory obsolescence	297	135	(159)	273

	$2,172	$951	$(702)	$2,421

Year ended December 31, 2003:
Allowance for doubtful accounts	$2,148	$1,698	$(1,056)	$2,790
Allowance for inventory obsolescence	273	248	(243)	278

	$2,421	$1,946	$(1,299)	$3,068

Nine months ended September 30, 2004:
Allowance for doubtful accounts	$2,790	$1,110	$(612)	$3,288
Allowance for inventory obsolescence	278	68	(26)	320

	$3,068	$850	$(617)	$3,301

EXHIBIT INDEX

       The following exhibits are filed as part of this Form S-1 Registration Statement.

Number	Description

1.1	Form of Underwriting Agreement.*
3.1	Certificate of Incorporation of American Reprographics Company.*
3.2	Bylaws of American Reprographics Company.*
3.3	Form of Amended and Restated Certificate of Incorporation to be effective upon closing.*
3.4	Form of Amended and Restated Bylaws to be effective upon closing.*
4.1	Specimen Stock Certificate.*
5.1	Opinion of Hanson, Bridgett, Marcus, Vlahos & Rudy, LLP regarding the legality of the common stock being registered.*
10.1	Credit and Guaranty Agreement, dated as of December 18, 2003, among American Reprographics Company, L.L.C., American Reprographics Holdings, L.L.C., certain subsidiaries of American Reprographics Company, as guarantors, and the lenders named therein.*
10.2	Second Lien Credit and Guaranty Agreement, dated as of December 18, 2003, among American Reprographics Company, L.L.C., American Reprographics Holdings, L.L.C., certain subsidiaries of American Reprographics Company, as guarantors, and the lenders named therein.*
10.3	Intercreditor Agreement, dated as of December 18, 2003, between American Reprographics Company, L.L.C. and General Electric Capital Corporation and Goldman Sachs Credit Partners L.P., as collateral agents.*
10.4	2004 Bonus Plan, dated March 24, 2004, between American Reprographics Company and Mr. Legg.*
10.5	American Reprographics Holdings, L.L.C. Unit Option Plan II, adopted effective as of January 1, 2001.*
10.6	Amendment No. 1, dated as of July 1, 2003, to American Reprographics Holdings, L.L.C. Unit Option Plan II.*
10.7	Form of American Reprographics Company 2005 Stock Plan.*
10.8	Forms of Stock Option Agreements under the 2005 Stock Plan.*
10.9	American Reprographics Company 2005 Employee Stock Purchase Plan.*
10.10	Lease Agreement, dated November 19, 1997, between American Reprographics Company, L.L.C. (formerly Ford Graphics Group, L.L.C.) and Sumo Holdings LA, LLC.*
10.11	Lease Agreement between American Reprographics Company, L.L.C. and Sumo Holdings San Jose, LLC.*
10.12	Lease Agreement between American Reprographics Company, L.L.C. and Sumo Holdings Irvine, LLC.*
10.13	Lease Agreement, dated December 1, 1997, between American Reprographics Company, L.L.C. and Sumo Holdings Sacramento, LLC (Oakland Property).*
10.14	Lease Agreement between American Reprographics Company, L.L.C. (formerly Ford Graphics Group, L.L.C.) and Sumo Holdings Sacramento, LLC (Sacramento Property).*
10.15	Lease Agreement, dated December 7, 1995, between Leet-Melbrook, Inc. and Sumo Holdings Maryland, LLC (as successor lessor).*
10.16	Lease Agreement, dated September 23, 2003, between American Reprographics Company (dba Consolidated Reprographics) and Sumo Holdings Costa Mesa, LLC.*

Number	Description

10.17	Management Agreement, dated April 10, 2000, between American Reprographics Company, L.L.C. and CHS Management IV LP.*
10.18	Termination Agreement to Management Agreement, dated November 29, 2004, between American Reprographics Company, L.L.C. and CHS Management IV LP.*
10.19	Indemnification Agreement, dated April 10, 2000, among American Reprographics Company, L.L.C., American Reprographics Holdings, L.L.C., ARC Acquisition Co., L.L.C., Mr. Chandramohan, Mr. Suriyakumar, Micro Device, Inc., Dietrich-Post Company, ZS Ford L.P., and ZS Ford L.L.C.*
10.20	Investor Registration Rights Agreement, dated April 10, 2000, among American Reprographics Holdings, L.L.C., ARC Acquisition Co., L.L.C., Mr. Chandramohan, Mr. Suriyakumar, GS Mezzanine Partners II, L.P. and GS Mezzanine Partners II Offshore, L.P.*
10.21	First Amendment to Investor Registration Rights Agreement, among American Reprographics Holdings, L.L.C., American Reprographics Company, ARC Acquisition Co., L.L.C., CHS Associates IV, Ms. Paige Walsh, Mr. Chandramohan, Mr. Suriyakumar, GS Mezzanine Partners II, L.P., GS Mezzanine Partners II Offshore, L.P., Stone Street Fund 2000, L.P. and Bridge Street Special Opportunities Fund 2000, L.P.*
10.22	Warrant Agreement, dated April 10, 2000, between American Reprographics Holdings, L.L.C. and each of GS Mezzanine Partners II, L.P. and GS Mezzanine Partners II Offshore, L.P.*
10.23	First Amendment to Warrant Agreement, dated September 8, 2000, between American Reprographics Holdings, L.L.C. and each of GS Mezzanine Partners II, L.P. and GS Mezzanine Partners II Offshore, L.P.*
10.24	Investor Unitholders Agreement, dated April 10, 2000, among American Reprographics Holdings, L.L.C., ARC Acquisition Co., L.L.C., GS Mezzanine Partners II, L.P. and GS Mezzanine Partners II Offshore, L.P.*
10.25	Termination Agreement of Investor Unitholders Agreement, dated November 29, 2004, among American Reprographics Holdings, L.L.C., ARC Acquisition Co., L.L.C., GS Mezzanine Partners II, L.P., GS Mezzanine Partners II Offshore, L.P., Stone Street Fund 2000, L.P. and Bridge Street Special Opportunities Fund 2000, L.P.*
10.26	Form of Indemnification Agreement between American Reprographics Company and each of its Officers and Directors.*
10.27	Forms of Restricted Stock Award Agreements under 2005 Stock Plan.*
10.28	Form of Restricted Stock Unit Award Agreement under 2005 Stock Plan.*
10.29	Form of Stock Appreciation Right Agreement under 2005 Stock Plan.*
10.30	Employment Agreement, dated January 7, 2005, between American Reprographics Company and Mr. Sathiyamurthy Chandramohan.*
10.31	Employment Agreement, dated January 7, 2005, between American Reprographics Company and Mr. Kumarakulasingam Suriyakumar.*
10.32	Employment Agreement, dated January 7, 2005, between American Reprographics Company and Mr. Mark W. Legg.*
10.33	Employment Agreement, dated January 7, 2005, between American Reprographics Company and Mr. Rahul K. Roy.*
16.1	Letter from Ernst & Young LLP Regarding Change in Independent Registered Public Accounting Firm dated October 15, 2004.*
21.1	List of Subsidiaries.*

Number	Description

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.3	Consent of Hanson, Bridgett, Marcus, Vlahos & Rudy, LLP (included in Exhibit 5.1).*
24.1	Power of Attorney (included on page II-6).*

*	Previously filed.